Form 10KSB, Exhibit 13
period 1995-12-31
CITIZENS BANCSHARES INC /LA/
filed 1996-03-26
CIK 715762

1 9 9 5   A N N U A L   R E P O R T


            CITIZENS BANCSHARES, INC. AND SUBSIDIARY


                     VILLE PLATTE, LOUISIANA

                                              PRESIDENT'S MESSAGE

March 14, 1996



Dear Shareholder:

On behalf of Citizens Bancshares, Inc. (the "Holding Company") and Citizens Bank, Ville Platte, Louisiana, (the "Bank"), the Board of Directors and I express our appreciation to you, our shareholders and customers, for the support, faith, and confidence you have entrusted to us, and we provide assurances of continued expansion of quality services and products.

Citizens Bancshares, Inc. and Citizens Bank, Ville Platte, Louisiana, have again experienced a year of excellent earnings with an asset growth of over $9 million. The loan portfolio increased by over $2.1 million. Increases in assets, and in particular loan portfolio increases, demonstrate the Bank's commitment to Evangeline Parish and to the needs of its citizens.

In 1995, the Bank opened the Pine Prairie Branch which has developed beyond expectations. The Bank is pleased to have added the Pine Prairie community to its full service area. Since opening the Branch in January, 1995, deposits there have increased by 37 percent.

The Board of Directors has approved the renovation and expansion of the Bank's main office in Ville Platte. The renovation and expansion project is scheduled to begin this year and will provide needed space to accommodate increased operations and to continue personal, quality services to our customers. Upon completion of the project, we plan to make new products and services available to our customers.

Again, we say THANK YOU for allowing Citizens Bank to serve you, and we ask for your continued support and ideas to help us better serve you and the Evangeline Parish community.

Sincerely,






Carl W. Fontenot
President & CEO

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
               CONDITION AND RESULTS OF OPERATIONS

GENERAL STATEMENT

For a comprehensive review of financial condition and results of operations of Citizens Bancshares, Inc. (the Company), this discussion and analysis should be reviewed along with the information and financial statements presented elsewhere in this report. The Company is a one-bank holding company whose sole subsidiary is Citizens Bank, Ville Platte, Louisiana (the Bank).

Citizens Bank, Ville Platte, Louisiana is a commercial banking institution formed in 1975 under the banking laws of the State of Louisiana. The Bank operates a main office located in the City of Ville Platte, Louisiana and also operates branch facilities in the Town of Mamou, Louisiana and the Village of Pine Prairie, Louisiana. The Bank offers a full range of traditional commercial banking services, including demand, savings, and time deposits; consumer, commercial, agriculture, and real estate loans; safe-deposit boxes; and access to two retail credit card plans, VISA and MASTERCARD. Drive-in facilities are located at all banking locations.


FINANCIAL CONDITION

Total assets increased by $9,005,877 to $83,169,621, a 12.14%
increase over the year-end 1994 total assets level. This increase is primarily attributable to the acquisition of the Pine Prairie Branch which was purchased in January, 1995 from the American Security Bank of Ville Platte, Louisiana. With approximately $5,000,000 of the deposits remaining with Citizens Bank, the acquisition has provided new growth opportunities and customer relationships for the Bank.

Earning assets, which include loans, investment securities, federal funds sold, and deposits in other banks were 94.20% of total assets.

Loans constitute a primary source of income for the Bank. The Bank desires to make all sound loans its resources will permit. This lending objective is specifically articulated in the Bank's written Loan Policy and its written Community Reinvestment Act Policy. As of December 31, 1995, loans comprised 46.06% of the Bank's total earning assets. In 1995, the Bank adopted Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan", which did not have a material effect on the financial condition of the Bank.

The Bank maintains an allowance for loan losses against which impaired or uncollectible loans are charged. The balance in the allowance for loan losses was $832,044 as of December 31, 1995, which represented 2.25% of total loans outstanding on that date, and which constituted an increase of $57,988 when compared to the prior year-end balance. Provisions to the allowance for loan losses, which were charged to net income of 1995, totaled $80,000. Management evaluates the adequacy of the allowance for loan losses on a monthly basis by monitoring the balance in total loans as well as the past due, nonaccrual, classified, and other problem loans. On the basis of this evaluation, the allowance for loan losses is considered adequate to meet possible future charges for losses in the existing loan portfolio.

Interest income on loans is recognized on the accrual basis for performing loans. These performing loans included past due loans which comprised 2.98% of total loans at December 31, 1995; of the past due loans, 0.39% are 90 days or more past due and continuing to accrue interest. For nonperforming loans for which doubt exists as to the borrowers' ability to repay principal and interest, interest accrual is terminated and interest income is recognized as collected; this group of nonperforming loans is referred to as nonaccrual loans and totaled $35,900 at December 31, 1995.

Another primary source of income is interest on investment securities. The Bank's investment objectives and activities are guided by a written Investment Policy. The Investment Policy directs that, to the extent not needed to meet loan demand, funds be invested to earn maximum returns with minimum risks, and established liquidity guidelines be observed. Under Financial Accounting Standards Board Statement No. 115, the Bank categorizes and accounts for debt securities investments as either "held-to-maturity" or "available-for-sale"; no investment securities are held in trading accounts. At December 31, 1995, securities classified as "held-to-maturity" had an amortized cost/recorded value of $9,695,216 and a fair value of $9,849,466; securities classified as "available-for-sale" had a fair/recorded value of $25,224,122 and an amortized cost of $25,040,392.

The Bank's primary source of funds is customer deposits. Total customer deposits increased by $7,312,651 in 1995; this increase was mainly attributed to the acquisition of the Pine Prairie Branch in January, 1995. The Bank's noninterest-bearing deposit accounts increased by $566,630 to $7,772,981 at December 31, 1995; the Bank's interest-bearing deposits increased by $6,746,021 to $67,238,641 at December 31, 1995. The Bank's
customers continue to select interest-bearing deposit accounts over noninterest-bearing deposit accounts; this trend impacts on the Bank's net interest income and net income.


RESULTS OF OPERATIONS

The Company reported a net income of $900,138 or $7.83 per average share outstanding for the year ending December 31, 1995.
Net return on assets was 1.11% and net return on equity was 11.07%.

Net interest income is the Company's principal source of revenue and is measured by the difference between interest income earned on loans and investments and interest expense incurred on deposits. The Company's net interest income for December 31, 1995 increased $33,000 or 3.67%.

Noninterest income, which consists primarily of service charges, fees on financial services, and investment security transactions, was $585,168 as of December 31, 1995, as compared to $471,980 as of December 31, 1994. The most significant increase is attributed primarily to the $54,999 credit to provision for real estate writedown for land which had been acquired in a prior year through foreclosure and was exchanged by the Company for other land which the Company will use in its banking operations. In accordance with guidance in the AICPA's Statement of Position 92-3, "Accounting for Foreclosed Assets", the carrying amount of the property was increased by reducing the related valuation allowance by $54,999, with a corresponding credit to income. The new carrying amount at no time exceeded the foreclosed property's original cost. This foreclosed property plus $15,000 cash was exchanged for the new property with a fair value of $70,000, and accounted for in accordance with APB Opinion 29 for such nonmonetary exchanges.

Noninterest expense as of December 31, 1995 increased by $255,018 as compared to the same period in 1994. Salaries and employee benefits, the largest component of noninterest expense, increased $136,633 in 1995. This increase is the result of normal increases in staff salaries and additional staff needed for the Pine Prairie Branch. Occupancy expenses increased $47,020 in 1995 as a result of normal increases and the added cost of operations in the new Pine Prairie Branch.


LIQUIDITY

The primary functions of asset/liability management are to assure adequate liquidity and maintain an appropriate spread between interest-earning assets and interest-bearing liabilities. Liquidity management involves the ability to meet cash flow requirements of customers who may be either depositors wanting to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. Major elements of the Bank's overall liquidity management capabilities and financial resources are (1) core deposits, (2) closely managed maturity structure of loans and deposits, (3) sale and maturity of assets (primarily investment securities), and, if necessary, (4) extensions of credit, including federal funds purchased and securities sold under repurchase agreements. With the Bank's asset/liability management program, most loan and deposit changes can be anticipated and provided for without an adverse impact on earnings. The liquidity ratio for the Bank at year end was 56.75%.


CAPITAL ADEQUACY

Primary capital (shareholders' equity plus a portion of the allowance for loan losses) as a percent of adjusted total assets is one of the standard measures of capital adequacy used by bank regulators. This and other capital measurement ratios serve as the underlying basis for evaluating the Bank's capital adequacy and for determining the Bank's insurance fund deposit assessment charges. As of December 31, 1995, the Bank's ratios were as follows:

          Capital to Assets                  9.10%
          Risk Based Capital                20.66%
          Tier 1 Capital                    18.71%
          Leverage Ratio                     8.68%

The Bank's primary federal regulator, the Federal Deposit Insurance Corporation (FDIC), annually evaluates the Bank's capital adequacy and periodically evaluates the Bank's compliance procedures and asset quality as the basis for assigning the insurance fund assessment; the objective of a financial institution is to receive the minimum insurance fund assessment. In November 1995, the Bank was advised that, based on the FDIC classification, the assessment for 1996 would be the statutorily established minimum assessment. For 1995, the Bank's assessment had also been set at the minimum assessment level. In September 1995, the FDIC retroactively reduced the 1995 minimum insurance asset rate and refunded over charges to insurance fund premiums paid for the first and second quarters of 1995. This refund was applied to the 1995 FDIC assessment expense account. The 1995 assessment rate reduction increased 1995's pretax income by approximately $68,000.

                  INDEPENDENT AUDITORS' REPORT


To the Shareholders and Board of Directors of Citizens Bancshares, Inc.


We have audited the accompanying consolidated statements of financial condition of Citizens Bancshares, Inc. and its subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Citizens Bancshares, Inc. and its subsidiary as of December 31, 1995 and 1994, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


BASIL M. LEE And COMPANY,
Certified Public Accountants

Baton Rouge, Louisiana
January 19, 1996

CITIZENS BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 1995 AND 1994


                                         1995           1994

                             ASSETS

Cash and due from banks               $ 2,497,883    $ 1,799,306
Federal funds sold                      3,575,000      2,325,000
  Cash and cash equivalents             6,072,883      4,124,306

Interest-bearing deposits in banks      3,765,000      3,961,000

Securities available-for-sale, at
  fair value                           25,224,122     17,069,462
Securities held-to-maturity (fair
  value of $9,849,466 in 1995 and
  $12,892,846 in 1994)                  9,695,216     13,024,376

Loans receivable, net of allowance
  for loan losses of $832,044 in
  1995 and $774,056 in 1994            36,084,099     33,949,772

Accrued interest receivable               867,653        830,068
Premises and equipment                    850,043        602,089
Foreclosed real estate, net of
  allowances of $26,849 in 1995
  and $174,275 in 1994                     28,288              -
Deferred tax asset                              -        348,416
Other assets                              582,317        254,255

      Total assets                    $83,169,621    $74,163,744


                    LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities
  Demand deposits                     $ 7,772,981    $ 7,206,351
  Savings, NOW and money market
    accounts                           12,693,385     11,587,859
  Time deposits $100,000 and more      17,829,252     17,258,713
  Other time deposits                  36,716,004     31,646,048
      Total deposits                   75,011,622     67,698,971

Accrued interest payable                  480,450        323,988
Deferred tax liability                     19,576              -
Accrued expenses and other
  liabilities                             105,655         92,873

      Total liabilities                75,617,303     68,115,832

Shareholders' equity
  Common stock, $5 par value,
    300,000 shares authorized,
    115,000 shares issued and
    outstanding                           575,000        575,000
  Additional paid-in capital              825,000        825,000
  Retained earnings
6,028,906      5,186,268
  Net unrealized appreciation (depre-
    ciation) on available-for-sale
    securities, net of tax of $63,576
    in 1995 and $277,335 in 1994          123,412       (538,356)

      Total shareholders' equity        7,552,318      6,047,912

      Total liabilities and share-
        holders' equity               $83,169,621    $74,163,744


The accompanying notes are an integral part of these consolidated financial statements.

CITIZENS BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 1995 AND 1994


                                           1995          1994

Interest income
  Loans receivable                      $3,465,717    $3,141,863
  U. S. Treasury securities                368,750       469,307
  Other U. S. Government agencies and
    corporations                         1,369,908       907,817
  States and political subdivisions        204,362       172,744
  Federal funds sold                       219,909       131,756
  Deposits with banks                      232,906       204,741
      Total interest income              5,861,552     5,028,228

Interest expense
  Deposits
    Savings, NOW and money market
      accounts                             359,441       352,925
    Time deposits $100,000 and more        982,218       739,998
    Other time deposits                  1,892,805     1,341,216
      Total interest expense             3,234,464     2,434,139

Net interest income                      2,627,088     2,594,089
Provision for loan losses                   80,000        60,000

Net interest income after provision
  for loan losses                        2,547,088     2,534,089

Noninterest income
  Service charges on deposit accounts      384,659       344,418
  Insurance commissions                     72,780        78,646
  Net realized gains on sales of availa-
    ble-for-sale securities                 12,221           316
  Credit to provision for foreclosed
    real estate                             54,999             -
  Other income                              60,509        48,600
      Total noninterest income             585,168       471,980

Noninterest expense
  Salaries and employee benefits         1,001,911       865,278
  Occupancy and equipment expense          193,122       146,102
  Computer and courier                     128,072       111,473
  Stationery and supplies                   63,568        59,610
  Professional fees                         88,122        68,251
  FDIC assessment                           80,830       154,762
  Other expense                            323,367       218,498
      Total noninterest expense          1,878,992     1,623,974

Income before income taxes               1,253,264     1,382,095
Income tax expense                         353,126       386,568

Net income                              $  900,138    $  995,527

Net income per share of common stock    $     7.83    $     8.66

Average shares outstanding                 115,000       115,000


The accompanying notes are an integral part of these consolidated financial statements.

CITIZENS BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1995 AND 1994


                                              Net
                                          Unrealized
                                           Apprecia-
                                             tion
                                          (Deprecia-
                      Addi-                tion) on      Total
                     tional               Available-    Share-
           Common    Paid-in   Retained    for-Sale    holders'
            Stock    Capital   Earnings   Securities    Equity

Balance at
  Decem-
  ber 31,
  1993    $575,000  $825,000  $4,248,241  $        -  $5,648,241

Net unrea-
  lized
  appre-
  ciation
  at Janu-
  ary 1,
  1994, due
  to adop-
  tion of
  S.F.A.S.
  115, net
  of taxes
  of
  $49,333        -         -           -      95,764      95,764
Net income
  for 1994       -         -     995,527           -     995,527
Cash divi-
  dends
  paid -
  $0.50 per
  share          -         -     (57,500)          -     (57,500)
Net changes
  in unrea-
  lized
  appre-
  ciation
  (depre-
  ciation)
  on availa-
  ble-for-
  sale
  securi-
  ties,
  net of
  taxes of
  $326,668       -         -           -    (634,120)   (634,120)

Balance at
  Decem-
  ber 31,
  1994     575,000   825,000   5,186,268    (538,356)  6,047,912

Net income
  for 1995       -         -     900,138           -     900,138
Cash divi-
  ends
  paid -
  $0.50 per
  share          -         -     (57,500)          -     (57,500)
Net changes
  in unrea-
  lized
  appre-
  ciation
  (deprecia-
  tion) on
  available-
  for-sale
  securi-
  ties, net
  of taxes
  of
  $340,911       -         -           -     661,768     661,768

Balance at
  Decem-
  ber 31,
  1995    $575,000  $825,000  $6,028,906  $  123,412  $7,552,318


The accompanying notes are an integral part of these consolidated financial statements.

CITIZENS BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1995 AND 1994


                                         1995           1994

Cash flows from operating activities
  Net income                         $    900,138   $    995,527
  Adjustments to reconcile net
    income to net cash provided by
    operating activities -
      Deferred tax expense                 27,081          4,401
      Depreciation and amortization        78,338         48,894
      Provision for loan losses            80,000         60,000
      Net realized (gains) on availa-
        ble-for-sale securities           (12,221)          (316)
      Provision (credit) for losses
        on foreclosed real estate         (54,999)             -
      Net (accretion) amortization of
        securities                        (54,242)        42,384
      (Gain) on sales of foreclosed
        real estate                             -           (600)
      (Increase) in accrued interest
        receivable                        (37,585)       (86,684)
      (Increase) in other assets         (353,395)      (107,834)
      Increase in accrued interest
        payable                           156,462          8,650
      Increase in accrued expenses
        and other liabilities              12,782         24,728

  Net cash provided by operating
    activities                            742,359        989,150

Cash flows from investing activities
  Net decrease in interest-bearing
    deposits in banks                     196,000      1,372,000
  Purchases of available-for-sale
    securities                        (10,599,149)    (5,549,095)
  Proceeds from maturities of availa-
    ble-for-sale securities             3,489,635      3,369,229
  Purchases of held-to-maturity
    securities                         (4,976,634)    (4,293,609)
  Proceeds from maturities of held-
    to-maturity securities              8,329,790      6,021,000
  Net (increase) in loans              (2,274,617)    (2,234,544)
  Proceeds from sales of foreclosed
    real estate                            32,000         16,600
  Net purchases of premises and equip-
    ment                                 (245,958)       (31,721)

  Net cash (used) by investing activi-
    ties                               (6,048,933)    (1,330,140)

Cash flows from financing activities
  Net increase in demand, savings, NOW
    and money market accounts           1,672,156         46,426
  Net increase in time deposits
    $100,000 and more                     570,539      1,827,621
  Net increase (decrease) in other
    time deposits                       5,069,956     (1,793,943)
  Dividends paid                          (57,500)       (57,500)

  Net cash provided by financing
    activities                          7,255,151         22,604

Net increase (decrease) in cash
  and cash equivalents                  1,948,577       (318,386)

Cash and cash equivalents at begin-
  ning of year                          4,124,306      4,442,692

Cash and cash equivalents at end of
  year                               $  6,072,883   $  4,124,306

Interest paid                        $  3,078,002   $  2,425,489

Income taxes paid                    $    350,450   $    391,191

Foreclosed real estate acquired in
  satisfaction of loans              $     60,290   $     15,500


The accompanying notes are an integral part of these consolidated financial statements.

CITIZENS BANCSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1995 AND 1994


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Citizens Bancshares, Inc. (the "Company") and its subsidiary are based on generally accepted accounting principles and conform to predominant banking industry practices. Citizens Bank, Ville Platte, Louisiana (the "Bank") is wholly owned by the Company. The following is a summary of the significant accounting policies:

Principles of consolidation. The consolidated financial statements of the Company include the accounts of the Company and its subsidiary. All material intercompany transactions and accounts have been eliminated.

Nature of operations. The Bank provides a variety of financial services to individual and business customers through its three offices in Evangeline Parish, Louisiana, which is primarily an agricultural area. The Bank's primary deposit products are checking and savings accounts and certificates of deposit. Its primary lending products are agricultural, real estate, and consumer loans.

Use of estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.

While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions, which depends heavily on the agricultural industry. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for losses on loans and foreclosed real estate. Such agencies may require the Bank to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowances for losses on loans and foreclosed real estate may change materially in the near term.

Investment securities.  Under Statement of Financial Accounting
Standards Number 115, "Accounting for Certain Investments in Debt and Equity Securities," investment securities are classified in two categories and accounted for as follows:

      Held-to-Maturity. Bonds and notes for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts which are recognized in interest income using the interest method over the period to maturity.

      Available-for-Sale. Securities available-for-sale consist of bonds and notes not classified as securities held-to-maturity.

Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses. Unrealized holding gains and losses, net of tax, on securities available-for-sale are reported as a net amount in a separate component of shareholders' equity until realized. Gains and losses on the sale of securities available-for-sale are determined using the specific-identification method.

Loans receivable and allowance for loan losses. Loans are stated at the amount of unpaid principal reduced by unearned income and the allowance for loan losses. Unearned income on discounted loans is recognized as income over the term of the loans using a method that approximates the interest method. Interest on other loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. Loans are generally placed on nonaccrual when a loan is specifically determined to be impaired or when principal or interest is delinquent for ninety days or more. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance.

The allowance for loan losses represents an amount which, in management's judgment, will be adequate to absorb possible losses on existing loans that may become uncollectible. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. Allowances for impaired loans are generally determined based on collateral values. Ultimate losses may vary from current estimates. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries.

Premises and equipment. Premises and equipment are stated at cost less accumulated depreciation computed principally on the straight-line method over the estimated useful lives of the assets. Expenditures for repairs and maintenance are charged to expense as incurred. Upon retirement or disposal, the cost and related depreciation are removed from the accounts and gain or loss, if any, is reflected in the income statement.

Foreclosed real estate. Properties acquired in satisfaction of indebtedness to the Bank are carried at the lower of cost or estimated fair market value, based on appraisals and other relevant factors. Estimated holding periods vary, but are generally subject to a maximum of ten years. Subsequent write downs, revenues and expenditures, except capital expenditures, are charged to operations.

Income taxes. Provision for deferred income taxes is made as a result of temporary differences between financial and taxable bases of assets and liabilities. The differences relate principally to depreciation of office buildings and equipment, the provision for real estate losses, accretion of discounts on investment securities and the provision for loan losses.

Earnings per share. Earnings per share are calculated on the basis of the weighted average number of shares outstanding.

Cash equivalents. For purposes of the statement of cash flows, the Company considers due from bank accounts and federal funds sold to be cash equivalents.

Fair values of financial instruments. Statement of Financial Accounting Standards number 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

Dividends. Prior approval of the Commissioner of the Louisiana Office of Financial Institutions is required for the Bank to pay dividends if the total of all dividends declared and paid during any one year would exceed the total of net profits of that year combined with the net profits from the immediately preceding year.

Reclassifications. Certain reclassifications have been made to the prior years' financial statements which have no effect on net income as previously reported, to conform to current year reporting.


RESTRICTIONS ON CASH AND DUE FROM BANKS

The Bank is required to maintain average reserve balances by the Federal Reserve Bank. The average amounts of these reserve balances for the years ended December 31, 1995 and 1994 were approximately $204,000 and $168,000, respectively.


INVESTMENT SECURITIES

The amortized cost and estimated fair values of investments in debt securities are as follows:

                               December 31, 1995
Securities                     Gross        Gross    Estimated
available-      Amortized   Unrealized   Unrealized    Fair
for-sale:         Cost         Gains       Losses      Value

U. S. Treasury
  securities   $ 2,995,133  $    26,671  $     3,445  $ 3,018,359
U. S. Govern-
  ment agen-
  cies and
  corporations  19,001,281      142,478       57,064   19,086,695
Mortgage-backed
  securities     3,043,978       84,027        8,937    3,119,068

               $25,040,392  $   253,176  $    69,446  $25,224,122

Securities
  held-to-
  maturity:

U. S. Treasury
  securities   $ 2,198,654  $    10,704  $       202  $ 2,209,156
U. S. Govern-
  ment agen-
  cies and
  corporations   2,585,158       25,702        8,944    2,601,916
Obligations of
  states and
  political
  subdivisions   4,578,592      131,919        5,981    4,704,530
Mortgage-backed
  securities       332,812        1,052            -      333,864

               $ 9,695,216  $   169,377  $    15,127  $ 9,849,466

Securities
  pledged to
  secure pub-
  lic deposits
  and for
  other pur-
  poses        $ 4,507,308                            $ 4,530,117


                               December 31, 1994
Securities                     Gross        Gross    Estimated
available-      Amortized   Unrealized   Unrealized    Fair
for-sale:         Cost         Gains       Losses      Value

U. S. Treasury
  securities   $ 2,302,791  $         -  $   100,643  $ 2,202,148
U. S. Govern-
  ment agen-
  cies and
  corporations  14,775,322          250      675,661   14,099,911
Mortgage-backed
  securities       807,039          245       39,882      767,402

               $17,885,152  $       495  $   816,186  $17,069,461

Securities
  held-to-
  maturity:

U. S. Treasury
  securities   $ 6,535,898  $       182  $   103,097  $ 6,432,983
U. S. Govern-
  ment agen-
  cies and
  corporations   3,102,478        1,392       25,170    3,078,700
Obligations of
  states and
  political sub-
  divisions      3,386,000       51,416       56,253    3,381,163

               $13,024,376  $    52,990  $   184,520  $12,892,846

Securities
  pledged to
  secure public
  deposits and
  for other
  purposes     $ 3,609,130                            $ 3,566,947


The following is a summary of maturities of securities available-for-sale and held-to-maturity as of December 31, 1995:

                      Securities                Securities
                  available-for-sale         held-to-maturity
Contractual     Amortized    Estimated    Amortized    Estimated
maturities:       Cost      Fair Value      Cost      Fair Value

Due in one
  year or less $ 8,725,501  $ 8,704,096  $ 3,423,584  $ 3,447,585
Due after one
  year through
  five years    13,270,913   13,400,958    4,545,430    4,623,310
Due after five
  years through
  ten years              -            -    1,393,390    1,444,707
Mortgage-backed
  securities     3,043,978    3,119,068      332,812      333,864

               $25,040,392  $25,224,122  $ 9,695,216  $ 9,849,466


Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Proceeds from calls of investments in debt securities during 1995 and 1994 were $3,651,500 and $3,100,000. Gross gains of $12,221 and $316 were realized on those dispositions in 1995 and 1994, respectively.


LOANS RECEIVABLE

Most of the Bank's loan customers are in Evangeline Parish, Louisiana and its adjacent parishes. Major classifications of loans at December 31 are as follows:

                                         1995           1994

Commercial                            $ 7,922,988    $ 7,490,587
Agricultural                            3,211,438      4,092,847
Real estate - mortgage                 18,014,597     15,747,855
Municipal                                 118,742        232,949
Consumer                                8,157,081      7,683,081
Overdrafts                                 17,399         26,974
                                       37,442,245     35,274,293
Unearned income                          (526,102)      (550,465)
Allowance for possible loan losses       (832,044)      (774,056)

Loans, net                            $36,084,099    $33,949,772


Changes in the allowance for possible loan losses for the years
1995 and 1994 were:

                                              1995        1994

Balance, beginning of year                  $774,056    $719,590
Provision charged to operations               80,000      60,000
Loans charged off                            (58,842)    (60,049)
Recoveries                                    36,830      54,515

Balance, end of year                        $832,044    $774,056


The Company adopted Statement of Financial Accounting Standards number 114, "Accounting by Creditors for Impairment of a Loan", in 1995, which did not have a material effect on financial condition or the results of operations. At December 31, 1995, loans totaling $171,495 were specifically classified as impaired. Of the total impaired loans at December 31, 1995, $171,495 had a related allowance for loan losses of $36,552. The average balance of these loans in 1995 was approximately $172,000. In 1995, interest income recognized on impaired loans was approximately $10,224. No commitments to loan additional funds to borrowers of impaired loans were outstanding at December 31, 1995.

At December 31, 1994, loans on which the accrual of interest has been discontinued amounted to $76,203. Interest lost and interest collected on these nonaccrual loans in 1994 approximated $2,112 and $0, respectively. Loans that were past due ninety days or more and still accruing interest at December 31, 1994 totaled $117,467.


RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Bank has loans, deposits and other transactions with its executive officers, directors and organizations with which such persons are associated. Such transactions are on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others. The aggregate amounts of loans to such related parties as of December 31, 1995 and 1994 were $959,499 and $935,981, respectively. An analysis of activity of these loans in 1995 and 1994 follows:

                                          1995          1994

Balance, beginning of year             $   935,981   $   930,781
New loans                                1,243,610     1,133,777
Repayments                              (1,220,092)   (1,128,577)

Balance, end of year                   $   959,499   $   935,981


Deposits held by the Bank at December 31, 1995 and 1994 for these related parties were $3,460,004 and $2,884,640. During the years ended December 31, 1995 and 1994, legal fees were paid to a director in the amounts of $23,946 and $16,347.


PREMISES AND EQUIPMENT

Major classifications of these assets at December 31, 1995 and 1994 are as follows:

                                            1995         1994

Land                                     $  241,230   $  164,230
Buildings                                   714,759      537,737
Furniture and equipment                     377,680      330,743
Automobiles                                  37,216       37,216
                                          1,370,885    1,069,926
Accumulated depreciation                   (520,842)    (467,837)

Premises and equipment, net              $  850,043   $  602,089


FORECLOSED REAL ESTATE

Real estate which was acquired through loan foreclosures totaled
$28,288 and $0 at December 31, 1995 and 1994, respectively.
Foreclosed real estate is presented net of an allowance for losses. A summary of activity in the allowance follows:

                                              1995        1994

Balance, beginning of year                  $174,275    $232,909
Losses charged to the allowance              (92,427)    (58,634)
Credit to provision for foreclosed
  real estate                                (54,999)          -

Balance, end of year                        $ 26,849    $174,275


FINANCIAL INSTRUMENTS

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit, which involve credit risk in excess of the amounts recognized in the balance sheets. The Bank's exposure to credit loss in the event of nonperformance by the other party to these financial instruments is represented by the contractual amounts of the instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments, including collateral or other security to support the financial instruments.


At December 31, 1995 and 1994, commitments to extend credit totaled $1,336,334 and $1,291,747. These commitments are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

At December 31, 1995 and 1994, commitments under standby letters of credit totaled $340,230 and $366,080. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

The estimated fair values of the Company's financial instruments at December 31, 1995 are as follows:

                                       Carrying         Fair
                                        Amount          Value

Financial assets:
  Cash and due from banks             $ 2,497,883    $ 2,498,000
  Federal funds sold                    3,575,000      3,575,000
  Securities available-for-sale        25,224,122     25,224,000
  Securities held-to-maturity           9,695,216      9,849,000
  Loans receivable                     36,084,099     36,024,000

Financial liabilities:
  Deposits                             75,011,622     75,197,000

Unrecognized financial instruments:
  Commitments to extend credit                  -          2,000
  Standby letters of credit                     -          3,000


The following methods and assumptions were used by the Company in estimating fair values of financial instruments:

Cash, due from banks, and federal funds sold. The carrying amount is a reasonable estimate of fair value.

Securities. Fair value is based on quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans receivable. The fair value is estimated by discounting the estimated future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits. The fair value of demand, savings, NOW and money market accounts is the amount payable on demand at the reporting date. The fair value of fixed-maturity time deposits is estimated using the rates currently offered for deposits of similar remaining maturities.

Commitments to extend credit and standby letters of credit. The fair value is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties.


INCOME TAXES

The income tax expense included in the consolidated statements of income consists of:

                                              1995        1994

Current expense                             $326,045    $382,167
Deferred expense                              27,081       4,401

                                            $353,126    $386,568


The effective income tax rates were 28.2% and 28.0% in 1995 and 1994, respectively. The differences between the effective tax rates and the statutory federal income tax rates were:

                                                 1995      1994

Statutory federal income tax rates               34.0%     34.0%
Nontaxable income                                (6.0%)    (5.0%)
Nondeductible expenses                            1.2%      2.1%
Charitable contribution of appreciated
  property                                       (1.3%)    (3.0%)
Other                                             0.3%     (0.1%)

                                                 28.2%     28.0%


At December 31, 1995 and 1994, a net deferred tax asset
(liability) of $(19,576) and $348,416 was recorded which consisted of:

                                              1995        1994

Net depreciation (appreciation) on
  securities available-for-sale             $(63,576)   $277,335
Provision for possible loan losses            98,253      78,537
Provision for real estate losses               9,128      59,254
Deferred compensation expense                 10,238      13,983
Depreciation expense                         (74,106)    (72,482)
Accretion of discounts on investments        (24,666)     (8,211)
Tax basis over book value of land             25,153           -

                                            $(19,576)    $348,416


No valuation allowance was recorded to reduce the deferred tax asset at December 31, 1994.


COMMITMENTS AND CONTINGENCIES

On October 7, 1994, the Bank entered into an agreement to purchase a branch bank of an unrelated bank in Pine Prairie, Louisiana, including land, building, furniture and equipment, and customer deposit accounts. The purchase was consummated on January 11, 1995 for a price of $520,000, including $140,000 for the physical assets and $380,000 as a premium on approximately $5,500,000 in deposit accounts. The premium is being amortized for fifteen years under the straight-line method.

At December 31, 1995 and 1994, the Bank had available unused federal funds lines of credit with other banks totaling
$1,750,000. The lines are unsecured and have variable interest rates based on the lending bank's daily federal funds rates.

In December, 1995, the Bank contracted with a company to develop and implement a planned expansion of the main office. No plans and cost estimates have been submitted to Bank management for review and approval. Management expects construction to begin sometime in 1996.


DEPOSITS

At December 31, 1995, the scheduled maturities of time deposits are as follows:

                                       $100,000      Other time
                                       and more       deposits

          1996                        $15,718,699    $32,142,698
          1997                          1,810,553      4,452,466
          1998                            300,000        120,840

                                      $17,829,252    $36,716,004


REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possible discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier 1 capital, as defined in the regulations, to risk-weighted assets, as defined, and of Tier 1 capital to average assets, as defined. Management believes, as of December 31, 1995, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 1995, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain a total risk-based capital ratio of 10% or higher, Tier 1 risk-based capital ratio of 6% or higher, and Tier 1 leverage capital ratio of 5% or higher. No conditions or events have occurred since that notification that management believes have changed the Bank's category.


PARENT COMPANY STATEMENTS

The financial statements of Citizens Bancshares, Inc. (parent company only) follow:

STATEMENTS OF FINANCIAL CONDITION

                                              December 31,
                                           1995          1994

                             ASSETS

Investment in subsidiary at equity in
  underlying net assets - Citizens
  Bank, Ville Platte, Louisiana         $7,548,589    $6,045,473
Cash and cash equivalents                    3,729         2,439

     Total assets                       $7,552,318    $6,047,912


              LIABILITIES AND SHAREHOLDERS' EQUITY

     Total liabilities                  $        -    $        -

Common stock                               575,000       575,000
Capital surplus                            825,000       825,000
Retained earnings                        6,028,906     5,186,268
Net unrealized appreciation (depre-
  ciation) on available-for-sale
  securities of subsidiary, net of
  taxes                                    123,412      (538,356)
     Total shareholders' equity          7,552,318     6,047,912

     Total liabilities and sharehold-
       ers' equity                      $7,552,318    $6,047,912


STATEMENTS OF INCOME

                                        Years ended December 31,
                                           1995          1994

                             INCOME

Equity in undistributed net income
  of bank subsidiary                    $  841,348    $  936,356
Dividends from bank subsidiary              61,000        60,000
                                           902,348       996,356

                            EXPENSES

Other                                        2,210           829
                                             2,210           829

     Net income                         $  900,138    $  995,527


STATEMENTS OF CASH FLOWS

                                        Years ended December 31,
                                           1995          1994

Cash flows from operating activities
  Net income                            $  900,138    $  995,527
  Adjustments to reconcile net income
    to net cash provided by operating
    activities -
      Equity in undistributed net
        income of bank                    (841,348)     (936,356)

  Net cash provided by operating activi-
    ties                                    58,790        59,171

Cash flows from investing activities             -             -

Cash flows from financing activities
  Dividends paid                           (57,500)      (57,500)

  Net cash (used) by financing activi-
    ties                                   (57,500)      (57,500)

  Net increase in cash and cash equiva-
    lents                                    1,290         1,671

Cash and cash equivalents, beginning of
  year                                       2,439           768

Cash and cash equivalents, end of year  $    3,729    $    2,439


BANK FINANCIAL STATEMENTS

The statements of financial condition and statements of income for Citizens Bank, Ville Platte, Louisiana (bank only) follow:

STATEMENTS OF FINANCIAL CONDITION

                                              December 31,
                                         1995           1994

                             ASSETS

Cash and due from banks               $ 2,497,883    $ 1,799,306
Federal funds sold                      3,575,000      2,325,000
Interest-bearing deposits in banks      3,765,000      3,961,000
Investment securities                  34,919,338     30,093,837
Loans, net of unearned discount        36,916,143     34,723,828
Allowance for possible loan losses       (832,044)      (774,056)
Premises and equipment, net               850,043        602,089
Other real estate                          28,288              -
Deferred tax asset                              -        348,416
Accrued interest receivable               867,653        830,068
Other assets                              582,317        254,256

     Total assets                     $83,169,621    $74,163,744

              LIABILITIES AND SHAREHOLDER'S EQUITY

Demand deposits                       $ 7,776,710    $ 7,208,790
Savings, NOW and money market
  deposits                             12,693,385     11,587,859
Certificates and other time deposits   54,545,256     48,904,761
Accrued interest payable                  480,450        323,988
Deferred tax liability                     19,576              -
Other liabilities                         105,655         92,873
Common stock                              575,000        575,000
Capital surplus                         4,000,000      2,000,000
Retained earnings                       2,850,177      4,008,829
Net unrealized appreciation (deprecia-
  tion) on securities available-for-
  sale, net of taxes                      123,412       (538,356)

     Total liabilities and share-
       holder's equity                $83,169,621    $74,163,744


STATEMENTS OF INCOME

                                        Years ended December 31,
                                           1995          1994

                             INCOME

Interest income
  Loans                                $3,465,717    $3,141,863
  Investment securities                 1,943,020     1,549,868
  Federal funds sold                      219,909       131,756
  Deposits with banks                     232,906       204,741
                                        5,861,552     5,028,228
Interest expense
  Deposits                              3,234,464     2,434,138

Net interest income                     2,627,088     2,594,090
Provision for loan losses                  80,000        60,000
Net interest income after provision
  for loan losses                       2,547,088     2,534,090

Noninterest income                        585,168       471,979
Noninterest expense                     1,876,782     1,623,145
Income tax expense                        353,126       386,568

Net income                             $  902,348    $  996,356

DESCRIPTION OF BUSINESS

Citizens Bancshares, Inc. (the "Company") is a Louisiana business corporation and a one-bank holding company registered under the federal Bank Holding Company Act of 1956. It was formed in 1983 primarily for the purpose of holding all of the outstanding stock of Citizens Bank, Ville Platte, LA (the "Bank"), which is the Company's sole subsidiary.

The Bank was formed under the banking laws of the State of Louisiana. The Bank conducts a general commercial banking business through its main office in Ville Platte, Louisiana and branch offices in Mamou, Louisiana and Pine Prairie, Louisiana. The Bank offers a full range of traditional commercial banking services, including demand, savings and time deposits, consumer, commercial and real estate loans, safe-deposit boxes and access to two retail credit plans -- "VISA" and "Mastercard". The Bank does not offer trust services. Drive-in banking facilities are located at all banking locations.

The Bank competes actively with national and state banks and savings and loan institutions in Louisiana for all types of loans and deposits. The Bank competes for loans with other financial institutions, such as insurance companies, real estate investment trusts, savings and loans, small loan companies, credit unions and certain government agencies.

As of December 31, 1995, the Company and the Bank had approximately 36 full time equivalent employees. The Company has no salaried employees, although certain executive officers hold parallel positions with the Bank. No employees are represented by unions or other bargaining units, and management considers its relations with employees to be satisfactory.


MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Citizens Bancshares, Inc. stock is not listed on any stock exchange or over-the-counter markets. The below transaction prices reflect only a limited number of transactions that have come to the attention of management. No assurance can be given that such prices represent the actual market value of the Company's common stock. At December 31, 1995, there were 448 holders of record of the Company's common stock.

                                         1995            1994
Per share stock transactions         High     Low    High     Low

First quarter                         $13     $11     $13     $11
Second quarter                         13      11      13      11
Third quarter                          15      12      15      12
Fourth quarter                         15      12      15      12

Dividends per share                      $0.50           $0.50


The annual report of Citizens Bancshares, Inc. and subsidiary as filed with the Securities and Exchange Commission on Form 10-KSB is available on request to any shareholder free of charge by writing to Carl Fontenot, President, Citizens Bancshares, Inc.,
P. O. Box 598, 841 W. Main, Ville Platte, Louisiana, 70586.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and the principal executive officers of the Company and its only subsidiary, Citizens
Bank, Ville Platte, Louisiana
are as follows:


NAME                                 PRINCIPAL OCCUPATION

Curley Courville                     Director of the Bank since
                                     1975; Director of the
                                     Company since 1983; Retired
                                     investor

Carl W. Fontenot                     Director of the Bank since
                                     1975; Director of the
                                     Company since 1983;
                                     President and C.E.O. of
                                     Citizens Bank and Citizens
                                     Bancshares, Inc.

Eugene S. Fontenot                   Director & Secretary of the
                                     Bank since 1975; Director &
                                     Secretary of the Company
                                     since 1983; Owner and
                                     President of Euco Finance
                                     Co., Inc.

J. Jake Fontenot                     Director of the Bank since
                                     1977; Director of the
                                     Company since 1983; Attorney
                                     at Law

Otis Fontenot                        Director of the Bank since
                                     1975; Director of the
                                     Company since 1983; Retired
                                     planter

Fredrick Phillips                    Director of the Bank since
                                     1975; Director of the
                                     Company since 1983; Owner of
                                     F. Phillips General
                                     Contractors, Inc.

J. B. Veillon                        Director & Vice-Pres. of the
                                     Bank since 1975; Director &
                                     Vice-Pres. of the Company
                                     since 1983; Retired retailer

Roderick Young                       Director of the Bank since
                                     1977; Director of the
                                     Company since 1983; Owner of
                                     R & R Auto Parts

Jules Hebert                         Director of the Bank since
                                     1980; Director of the
                                     Company since 1983; Owner
                                     and President of Farmers Gas
                                     Co., Inc., propane and
                                     butane gas distributor

Wayne Vidrine                        Executive Vice President and
                                     Cashier of Citizens Bank;
                                     Treasurer of Citizens
                                     Bancshares, Inc.

Stephen P. Mayeux                    Senior Vice President