Form 10KSB, Exhibit 13
period 1996-12-31
CITIZENS BANCSHARES INC /LA/
filed 1997-03-19
CIK 715762

Citizens Bancshares, Inc.

                          Annual Report

                              1996


                                              PRESIDENT'S MESSAGE


March, 1997


Dear Shareholder:

Management expresses its appreciation to you, our shareholder and customer for the support and confidence you have entrusted in us, and we provide assurance of continued expansion of quality service and products.

Citizens Bancshares, Inc. and Citizens Bank is pleased to report to you another year of excellent earnings and asset growth. This demonstrates your Bank's commitment of servicing the needs of Evangeline Parish and its surrounding area. Total assets for 1996 increased over 7 million dollars, up 9.5% over 1995. Total loans for 1996 increased near 6 million dollars, up 15.9% over 1995. Cash dividends declared in 1996 were $.60 per share, compared to $.50 for 1995 which represents a 20% increase. This strong financial achievement places your Bank among the industry's high performers.

The expansion and renovation of the Bank's main office should be completed by the beginning of the fourth quarter this year. This project will provide needed space to accommodate increased operations and to continue personal, quality service to you, our customer.

Your Bank's new facility will include a five lane drive through along with an ATM (automated teller machine). A new product of debit cards and ATM cards are in the process of being introduced and will be available very shortly.

We say THANK YOU for allowing Citizens Bank to serve you and ask for your continued support and promotion of your Bank.

We understand that in order to carry this progress forward, it all depends on one simple thing...our ability to provide you, our customer with excellent service. This is our pledge to you now, and in the future.

Sincerely,

Carl W. Fontenot
President & CEO


        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
               CONDITION AND RESULTS OF OPERATIONS


GENERAL STATEMENT

For a comprehensive review of financial condition and results of operations of Citizens Bancshares, Inc. (the "Company"), this discussion and analysis should be reviewed along with the information and financial statements presented elsewhere in this report. The Company is a one-bank holding company whose sole subsidiary is Citizens Bank, Ville Platte, Louisiana (the "Bank").

Citizens Bank is a commercial banking institution formed in 1975 under the banking laws of the State of Louisiana. The Bank operates a main office located in the City of Ville Platte, Louisiana and also operates branch facilities in the Town of Mamou, Louisiana and the Village of Pine Prairie, Louisiana. The Bank offers a full range of traditional commercial banking services, including demand, savings and time deposits, consumer, commercial, agricultural and real estate loans, safe deposit boxes, and two credit card plans, VISA and MasterCard. Drive-through facilities are located at all banking locations.

FINANCIAL CONDITION

Total  assets  increased by $7,881,000 to  $91,050,000,  a  9.48%
increase over the year end 1995 total asset level. Management feels that growth represents core deposits and envisions a moderate continuing growth in the future, especially when the construction of the Ville Platte expansion is complete.

Earning assets, which include loans, investment securities, federal funds sold and deposits in other banks were 94.71% of total assets.

Loans constitute a primary source of income for the Bank. The Bank desires to make all sound loans its resources will permit. This lending objective is specifically articulated in the Bank's written Loan Policy and its written Community Reinvestment Act
Policy. As of December 31, 1996, loans net of the allowance for loan losses increased $5,748,000 or 15.93%. The Bank's loan to deposit ratio at December 31, 1996 was 51.05%.

The Bank maintains an allowance for loan losses against which impaired or uncollectible loans are charged. The balance in the allowance for loan losses was $859,000 as of December 31, 1996, which represented 2.01% of total loans outstanding on that date and which constituted an increase of $27,000 when compared to the prior year end balance. Provisions to the allowance for loan losses which were charged to net income of 1996 totaled $75,000. Management evaluates the adequacy of the allowance for loan losses on a monthly basis by monitoring the balance in total loans as well as the past due, nonaccrual, classified and other problem loans. On the basis of this evaluation, the allowance for loan losses is considered adequate to meet possible future charges for losses in the existing loan portfolio.

Interest income on loans is recognized on the accrual basis for performing loans. These performing loans included past due loans which comprised 1.31% of total loans at December 31, 1996. Of the past due loans, $32,000 are 90 days or more past due and continuing to accrue interest. For nonperforming loans, on which doubt exists as to the borrower's ability to repay principal and interest, interest accrual is terminated and interest income is recognized as collected. This group of nonperforming loans are referred to as nonaccrual loans and totaled $0 at December 31, 1996.

Another primary source of income is interest on investment securities. The Bank's investment objectives and activities are guided by a written Investment Policy. The Investment Policy directs that, to the extent not needed to meet loan demand, funds be invested to earn maximum returns with minimum risks and that established liquidity guidelines be observed. Under Financial Accounting Standards Board Statement number 115, the Bank categorizes and accounts for debt securities investments as either "held to maturity" or "available for sale." No investment securities are held in trading accounts. At December 31, 1996, securities classified as held to maturity had an amortized cost of $10,909,000 and a fair value of $10,997,000. Securities classified as available for sale had an amortized cost of $25,929,000 and a fair value of $25,999,000.

Deposits, both time and demand, represent the chief source of funds for the Bank. At the end of 1996, total deposits increased $6,922,000 or 9.23%. The Bank's noninterest-bearing deposit accounts increased by $1,462,000 at December 31, 1996. The Bank's interest-bearing deposits increased by $5,460,000 at December 31, 1996. Management finds the depositors continue to select interest-bearing deposit accounts over noninterest-bearing deposit accounts and are staying short-term.

RESULTS OF OPERATIONS

The Company reported a net income of $1,053,000 or $9.16 per average share outstanding as of December 31, 1996. Net return on assets was 1.21% and net return on equity was 11.40%.

Net interest income is the Company's principal source of revenue and is measured by the difference between interest income earned on loans and investments and interest expense incurred on deposits. The Company's net interest income for December 31, 1996 increased $177,000 or 6.74%.

Noninterest income, which consists primarily of service charges, fees on financial services and investment security transactions, was $603,000 as of December 31, 1996 as compared to $585,000 as of December 31, 1995, a 3.08% increase.

In 1996 noninterest expense decreased by $20,000 which is mainly due to the FDIC assessment fees paid in 1996, which were reduced in November of 1995 due to the FDIC classification.

LIQUIDITY

The primary functions of asset/liability management are to assure adequate liquidity and maintain an appropriate spread between interest-earning assets and interest-bearing liabilities. Liquidity management involves the ability to meet cash flow requirements of customers who may be either depositors wanting to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. Major elements of the Bank's overall liquidity management capabilities and financial resources are (1) core deposits, (2) closely managed maturity structure of loans and deposits, (3) sale and maturity of assets (primarily investment securities) and, if necessary, (4) extensions of credit, including federal funds purchased and securities sold under repurchase agreements. With the Bank's asset/liability management program, most loan and deposit changes can be anticipated and provided for without an adverse impact on earnings. The liquidity ratio for the Bank at year end was 53.52%.

CAPITAL ADEQUACY

As of December 31, 1996, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain a total risk-based capital ratio of 10% or higher, Tier 1 risk-based capital ratio of 6% or higher, and Tier 1 leverage capital ratio of 5% or higher. No conditions or events have occurred since that notification that management believes have changed the Bank's category. The following table presents the Bank's actual capital amounts and ratios as of December 31, 1996 (dollars in thousands):

                                             Amount    Ratio


Total Capital (to Risk Weighted Assets)      $8,618    20.0%


Tier 1 Capital (to Risk Weighted Assets)     $8,079    18.7%


Tier 1 Capital (to Average Assets)           $8,079     9.4%




                  INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders of Citizens Bancshares, Inc.

We have audited the accompanying consolidated statements of financial condition of Citizens Bancshares, Inc. and its subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Citizens Bancshares, Inc. and its subsidiary as of December 31, 1996 and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


Basil M. Lee And Company


Baton Rouge, Louisiana
January 31, 1997


CITIZENS BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 1996 AND 1995
(In thousands of dollars)

                                                  1996     1995
                     Assets

Cash and due from banks (Note 2)                 $2,352   $2,498
Federal funds sold                                3,725    3,575
   Cash and cash equivalents                      6,077    6,073
Interest-bearing deposits with banks              3,766    3,765
Securities available for sale, at fair values    25,999   25,224
(Note 3)
Securities held to maturity, fair values of
$10,997 in 1996 and $9,849 in 1995 (Note 3)      10,909    9,695
Loans receivable, net of allowance for loan
losses of $859 in 1996 and $832 in 1995 (Note 4) 41,832   36,084
Accrued interest receivable                         890      868
Premises and equipment (Note 5)                   1,017      850
Foreclosed real estate, net of allowance of $16       -       28
in 1996 and $27 in 1995 (Note 6)
Deferred tax asset (Note 9)                          44        -
Other assets                                        516      582

  Total assets                                  $91,050  $83,169

      Liabilities and Shareholders' Equity

Liabilities
  Demand deposits                               $ 9,235  $ 7,773
  Savings, NOW, and money-market deposits        12,146   12,693
  Time deposits $100,000 and more (Note 7)       20,772   17,829
  Other time deposits (Note 7)                   39,780   36,716
    Total deposits                               81,933   75,011

Accrued interest payable                            540      480
Deferred tax liability (Note 9)                       -       20
Accrued expenses and other liabilities              117      106

  Total liabilities                              82,590   75,617

Shareholders' equity (Note 12)
  Common  stock,  $5 par value, 300,000 shares
    authorized, 115,000 shares issued
    and outstanding                                 575      575
  Additional paid-in capital                        825      825
  Retained earnings (Note 2)                      7,013    6,029
  Net  unrealized  appreciation  on  securities
    available for sale, net of tax of $24 in
    1996 and $64 in 1995                             47      123

  Total shareholders' equity                      8,460    7,552

  Total liabilities and shareholders' equity    $91,050  $83,169


CITIZENS BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 1996 AND 1995
(In thousands of dollars, except per share amounts)

                                                  1996     1995
Interest income
  Loans receivable                               $3,864   $3,466
  Taxable securities                              1,798    1,739
  Tax-exempt securities                             263      204
  Federal funds sold                                245      220
  Deposits with banks                               216      233
    Total interest income                         6,386    5,862

Interest expense
  Deposits
    Savings, NOW, and money-market deposits         353      359
    Time deposits $100,000 and more               1,082      982
    Other time deposits                           2,146    1,893
      Total interest expense                      3,581    3,234

Net interest income                               2,805    2,628
Provision for loan losses (Note 4)                   75       80

   Net  interest income after provision for loan  2,730    2,548
     losses

Noninterest income
  Service charges                                   426      385
  Insurance commissions                             101       73
  Net  realized  gains on sales  of  securities      -       12
    available for sale (Note 3)
  Credit to provision for foreclosed real estate      -       55
  Other income                                       76       60
    Total noninterest income                        603      585

Noninterest expense
  Salaries and employee benefits                  1,086    1,002
  Occupancy and equipment expense                   214      193
  Computer and courier                              138      128
  Stationery and supplies                            61       64
  Professional fees                                  62       88
  FDIC assessment                                     2       81
  Other expense                                     297      324
    Total noninterest expense                     1,860    1,880

Income before income taxes                        1,473    1,253
Income tax expense (Note 9)                         420      353

Net income                                       $1,053     $900

Net income per share of common stock              $9.16    $7.83

Average shares outstanding                      115,000  115,000


CITIZENS BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1996 AND 1995
(In thousands of dollars)

                                               Net
                                           Unrealized
                                            Appreci-
                                             ation
                        Addi-              (Depreci-
                       tional                ation)       Total
               Com-     Paid-                  on         Share-
               mon       in     Retained    Available    holders'
              Stock    Capital  Earnings    for Sale      Equity
                                           Securities

Balance    at   $575      $825    $5,186        $(538)      $6,048
December  31,
1994

Net    income      -         -       900             -         900
for 1995

Cash               -         -      (57)             -        (57)
dividends
paid  - $0.50
per share

Net change in
unrealized
appreciation
of
securities         -         -         -           661         661
available for
sale, net  of
tax of $341

Balance    at    575       825     6,029           123       7,552
December  31,
1995

Net    income      -         -     1,053             -       1,053
for 1996

Cash               -         -      (69)             -        (69)
dividends
paid  - $0.60
per share

Net change in
unrealized
appreciation
of
securities         -         -         -          (76)        (76)
available for
sale, net  of
tax of $39

Balance    at   $575      $825    $7,013         $  47      $8,460
December  31,
1996


CITIZENS BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1996 AND 1995
(In thousands of dollars)
                                             1996       1995

Cash flows from operating activities
Net income                                   $1,053      $900
Adjustments to reconcile net income to  net
cash provided by
operating activities:
Deferred income tax expense (benefit)          (24)        27
Depreciation and amortization                    87        78
Provision for loan losses                        75        80
Net realized (gains) on sales of securities       -      (12)
available for sale
Net (accretion) of securities                  (46)      (54)
Credit  to  provision for  foreclosed  real       -      (55)
estate
(Increase) in accrued interest receivable      (22)      (38)
(Increase) decrease in other assets              41     (353)
Increase in accrued interest payable             60       156
Increase  in  accrued  expenses  and  other      11        13
liabilities

Net cash provided by operating activities     1,235       742

Cash flows from investing activities
Net (increase) decrease in interest-bearing     (1)       196
deposits with banks
Purchases of securities available for sale (14,429)  (10,599)
Maturities of securities available for sale  13,577     3,490
Purchases of securities held to maturity    (7,105)   (4,977)
Maturities of securities held to maturity     5,898     8,330
Net (increase) in loans                     (5,973)   (2,275)
Sales of foreclosed real estate                 178        32
Purchases of premises and equipment           (229)     (246)

Net cash (used) by investing activities      (8,084)   (6,049)

Cash flows from financing activities
Net increase in deposits                      6,922     7,313
Dividends paid                                 (69)      (57)

Net cash provided by financing activities     6,853     7,256

Net increase in cash and cash equivalents         4     1,949
Cash  and cash equivalents at beginning  of   6,073     4,124
year

Cash and cash equivalents at end of year     $6,077    $6,073

Interest paid                                $3,521    $3,078

Income taxes paid                              $393      $350

Foreclosed   real   estate   acquired    in
satisfaction of loans                          $150       $60


(1)  Summary of Significant Accounting Policies

The accounting and reporting policies of Citizens Bancshares, Inc. (the "Company") and its subsidiary are based on generally accepted accounting principles and conform to predominant banking industry practices. Citizens Bank, Ville Platte, Louisiana (the "Bank") is wholly owned by the Company.

a)    Principles  of  consolidation - The consolidated  financial statements of the Company include the accounts of the Company and
  its  subsidiary.   All material intercompany  transactions  and
  accounts have been eliminated.

b) Nature of operations - The Bank provides a variety of financial services to individual and business customers through its three offices in Evangeline Parish, Louisiana, which is primarily an agricultural area. The Bank's primary deposit products are checking and savings accounts and certificates of deposit. Its primary lending products are agricultural, real estate and consumer loans.

c) Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from
  those  estimates.   Material estimates  that  are  particularly
  susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real
  estate   acquired  in  connection  with  foreclosures   or   in
  satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate,
  management   obtains  independent  appraisals  for  significant
  properties.   While  management uses available  information  to
  recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in
  local  economic  conditions,  which  depends  heavily  on   the
  agricultural industry. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for losses on loans and foreclosed real
  estate.   Such  agencies  may require  the  Bank  to  recognize
  additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowances for losses on loans and foreclosed real estate may change materially in the near term.

d) Cash equivalents - For the purpose of presentation in the consolidated statements of cash flows, the Company considers due from bank accounts and federal funds sold to be cash equivalents.

e) Securities held to maturity - Bonds and notes for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. Declines in the fair value of individual securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

f) Securities available for sale - Securities available for sale consist of bonds and notes not classified as held to maturity. Unrealized holding gains and losses, net of tax, on these securities are reported as a net amount in a separate component of shareholders' equity until realized. Gains and losses on the sale of securities available for sale are determined using the specific-identification method. Premiums and discounts are recognized in interest income using the interest method over the period to maturity. Declines in the fair value of individual securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

g) Loans receivable and allowance for loan losses - Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and unearned income. Unearned income on discounted loans is recognized as income over the term of the loans using a method that approximates the interest method. Interest on other loans is calculated by using the simple interest  method  on  daily balances of  the  principal  amount
  outstanding.   The  accrual of interest on  impaired  loans  is
  discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. Interest income generally is not recognized on these loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

h)    Premises  and  equipment - Land is carried at  cost.   Bank
  premises, furniture and equipment are carried at cost, less accumulated depreciation and amortization computed principally by the straight-line method.

i) Foreclosed real estate - Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in operations.

j) Income taxes - Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

k) Net income per share - Net income per share of common stock has been computed on the basis of the weighted-average number of shares of common stock outstanding.

l) Reclassifications - Certain reclassifications have been made to the prior year's financial statements, which have no effect on net income as previously reported, to conform to current year reporting.


(2)  Restrictions

The Bank is required to maintain average reserve balances by the Federal Reserve Bank. The average amounts of these reserves for the years ended December 31, 1996 and 1995 were $206,000 and $204,000, respectively.

In addition, prior approval of the Commissioner of the Louisiana Office of Financial Institutions is required for the Bank to pay dividends if the total of all dividends declared and paid during any one year would exceed the total of net profits of that year combined with the net profits from the immediately preceding year.


(3)  Investment Securities

The amortized costs and approximate fair values of investments in debt securities at December 31 follow (in thousands of dollars):

                                     December 31, 1996
                                      Gross     Gross
                            Amort-    Unreal-   Unreal-    Fair
                             ized      ized      ized
Securities  available  for   Cost     Gains     Losses    Value
sale

U. S. Treasury securities   $3,560    $    7       $12    $3,555
U.  S. Government agencies  14,798        77        40    14,835
and corporations
Mortgage-backed securities   7,571        73        35     7,609

                           $25,929      $157       $87   $25,999

Securities     held     to
maturity

U. S. Treasury securities   $2,200    $    2      $  2    $2,200
U.  S. Government agencies   3,427         2         5     3,424
and corporations
States    and    political   5,012        98         4     5,106
subdivisions
Mortgage-backed securities     270         -         3       267

                            $10,909     $102       $14   $10,997

Securities   pledged    to
secure public deposits
  and for other purposes     $5,892                       $5,876


Securities  available  for           December 31, 1995
sale

U. S. Treasury securities   $2,995     $  27      $  4    $3,018
U.  S. Government agencies  19,001       142        57    19,086
and corporations
Mortgage-backed securities   3,044        84         8     3,120

                           $25,040      $253       $69   $25,224

Securities     held     to
maturity

U. S. Treasury securities   $2,199     $  11     $   -    $2,210
U.  S. Government agencies   2,585        25         9     2,601
and corporations
States    and    political   4,579       132         6     4,705
subdivisions
Mortgage-backed securities     332         1         -       333

                            $9,695      $169       $15    $9,849

Securities   pledged    to
secure public deposits
  and for other purposes    $4,507                        $4,530

The scheduled maturities of securities available for sale and held to maturity at December 31, 1996 were as follows (in thousands of dollars):
                           Available for sale  Held to maturity
                            Amort-     Fair     Amort-     Fair
                             ized                ized
Contractual maturities       Cost     Value      Cost     Value

One year or less            $4,049    $4,057    $4,851    $4,851
After   one  year  through  14,309    14,333     4,236     4,281
five years
After  five years  through       -         -     1,552     1,598
ten years
Mortgage-backed securities   7,571     7,609       270       267
                           $25,929   $25,999   $10,909   $10,997

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Gross realized gains and gross realized losses on sales of securities available for sale were $12,000 and $0 in 1995. No securities were sold in 1996.


(4)  Loans Receivable

The  components  of  loans in the consolidated  statements  of financial  condition  at  December  31  were  as  follows  (in thousands of dollars):
                                         1996      1995

Commercial                              $9,705    $7,923
Agricultural                             3,895     3,211
Real estate mortgage                    20,425    18,015
Consumer                                 9,115     8,157
Other                                       39       136
                                        43,179    37,442
Unearned income                          (488)     (526)
Allowance for loan losses                (859)     (832)

                                       $41,832   $36,084

An analysis of the change in the allowance for loan losses follows (in thousands of dollars):

                                         1996      1995

Balance at January 1                      $832      $774

Loans charged off                         (91)      (59)
Recoveries                                  43        37
  Net loans charged off                   (48)      (22)
Provision for loan losses                   75        80

Balance at December 31                    $859      $832

At December 31, 1996 and 1995, loans totaling $109,000 and $171,000 were classified as impaired. Of the total impaired loans at December 31, 1996 and 1995, $109,000 and $171,000 had a
related allowance for loan losses of $18,000 and $37,000, respectively. The average balances of these loans in 1996 and 1995 were approximately $111,000 and $172,000. In 1996 and 1995, interest income recognized on impaired loans was approximately $9,000 and $10,000, respectively. No commitments to loan additional funds to borrowers of impaired loans were outstanding at December 31, 1996.


(5)  Premises and Equipment

Components of premises and equipment included in the consolidated statements of financial condition at December 31 were as follows
(in thousands of dollars):

                                         1996      1995
Cost:
Land                                      $241      $241
Buildings                                  725       715
Furniture and equipment                    421       378
Automobiles                                 37        37
Construction in progress                   176         -
                                         1,600     1,371
Accumulated depreciation                 (583)     (521)

                                        $1,017      $850


(6)  Foreclosed Real Estate

Activity in the allowance for losses on foreclosed real estate is as follows (in thousands of dollars):

                                         1996      1995

Balance at January 1                     $  27      $174
Provision charged (credited) to income       -      (55)
Charge-offs, net of recoveries            (11)      (92)

Balance at December 31                   $  16     $  27


(7)  Deposits

At December 31, 1996, the scheduled maturities of time deposits are as follows (in thousands of dollars):

                                    $100,000     Other time
Year maturing                       and more      deposits

1997                                  $19,372       $36,460
1998                                      800         2,808
1999                                      600           512

                                      $20,772       $39,780


(8)  Financial Instruments

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit, which involve credit risk in excess of the amounts recognized in the statement of financial condition. The Bank's exposure to credit loss in the event of nonperformance by the other party to these financial instruments is represented by the contractual amounts of the instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments, including collateral or other security to support the financial instruments.

At December 31, 1996 and 1995, commitments to extend credit totaled $3,183,000 and $1,336,000, respectively. These commitments are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

At December 31, 1996 and 1995, commitments under standby letters of credit totaled $212,000 and $340,000, respectively. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.


(9)  Income Taxes

The consolidated provision for income taxes consisted of the following for the years ended December 31 (in thousands of dollars):

                                             1996     1995

Current expense                               $444     $326
Deferred expense (benefit)                    (24)       27

Income tax expense                            $420     $353

The effective tax rates differed from the statutory federal income tax rates as follows:

                                             1996     1995

Statutory federal income tax rate            34.0%    34.0%
Nontaxable income                           (7.2%)   (6.0%)
Nondeductible expenses                        2.5%     1.2%
Other                                       (0.8%)   (1.0%)

Effective tax rate                           28.5%    28.2%


Deferred tax assets and (liabilities) at December 31 consist of the following (in thousands of dollars):

                                             1996     1995

Net  (appreciation) of securities available  $(24)    $(64)
for sale
Allowance for loan losses                      108       98
Allowance for foreclosed real estate losses      6        9
Accumulated depreciation                      (72)     (74)
Deferred compensation payable                   32       10
Accreted discount on investments              (31)     (24)
Tax basis over book value of land               25       25

Deferred tax asset (liability)                $ 44    $(20)

No valuation allowance was recorded to reduce the deferred tax asset at December 31, 1996 and 1995.


(10)  Related Parties

The Bank has entered into transactions with its directors, executive officers, significant shareholders, and their affiliates. The aggregate amount of loans to such related parties at December 31, 1996 and 1995 was $885,000 and $959,000,
respectively. During 1996, new loans to such related parties amounted to $1,100,000 and repayments amounted to $1,174,000. Deposits held by the Bank at December 31, 1996 and 1995 for related parties were $3,580,000 and $3,460,000, respectively. Fees paid for goods and services provided by related parties amounted to $50,000 in 1996 and $24,000 in 1995.


(11)  Commitments

At December 31, 1996 and 1995, the Bank had unused lines of credit with other banks which totaled $2,750,000 and $1,750,000.
The lines were unsecured and have variable interest rates based on the lending bank's daily federal funds rate.

In December, 1995, the Bank contracted with a company to develop and implement a planned expansion of the main office. Estimated cost of the expansion is between $1,300,000 and $1,500,000. Construction began in the last quarter of 1996 and should be completed in 12 to 15 months.


 (12)  Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier 1 capital, as defined in the regulations, to risk-weighted assets, as defined, and of Tier 1 capital to average assets, as defined. Management believes, as of December 31, 1996, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 1996, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain a total risk-based capital ratio of 10% or higher, Tier 1 risk-based capital ratio of 6% or higher, and Tier 1 leverage capital ratio of 5% or higher. No conditions or events have occurred since that notification that management believes have changed the Bank's category. The following table presents the Bank's actual capital amounts and ratios as of December 31, 1996 (dollars in thousands):

                                             Amount   Ratio

Total Capital (to Risk Weighted Assets)      $8,618   20.0%

Tier 1 Capital (to Risk Weighted Assets)     $8,079   18.7%

Tier 1 Capital (to Average Assets)           $8,079    9.4%


(13)  Parent Company Statements

The financial statements of Citizens Bancshares, Inc. (parent company only) at December 31 and for the years then ended follow
(in thousands of dollars):

Statements of Financial Condition            1996     1995

                  Assets

Investment in Citizens Bank, at equity      $8,455   $7,548
Cash and equivalents                             5        4

Total assets                                $8,460   $7,552

   Liabilities and Shareholders' Equity

Total liabilities                               $-       $-

Common stock                                   575      575
Additional paid-in capital                     825      825
Retained earnings                            7,013    6,029
Net unrealized appreciation on
  securities available for sale                 47      123

Total shareholders' equity                   8,460    7,552

Total liabilities and shareholders' equity  $8,460   $7,552


Statements of Income                         1996     1995

                  Income

Equity  in  undistributed  net  income   of   $983     $841
Citizens Bank
Dividends received from Citizens Bank           74       61

Total income                                 1,057      902

                 Expenses

Other expense                                    4        2

Total expenses                                   4        2

Net income                                  $1,053     $900


Statements of Cash Flows

Cash flows from operating activities
Net income                                  $1,053     $900
Adjustments to reconcile net income to  net
cash provided
by operating activities:
Equity  in  undistributed  net  income   of  (983)    (841)
Citizens Bank

Net cash provided by operating activities       70       59

Cash flows from investing activities             -        -

Cash flows from financing activities
Dividends paid                                (69)     (57)

Net cash (used) by financing activities       (69)     (57)

Net increase in cash and equivalents             1        2

Cash and equivalents at beginning of year        4        2

Cash and equivalents at end of year             $5       $4


(14)  Bank Subsidiary Statements

The statements of financial condition and income of Citizens Bank
(bank  only)  at December 31 and for the years then ended  follow
(in thousands of dollars):

Statements of Financial Condition            1996     1995

                  Assets

Cash and due from banks                    $ 2,352   $2,498
Federal funds sold                           3,725    3,575
Interest-bearing deposits with banks         3,766    3,765
Investment securities                       36,908   34,919
Loans receivable                            41,832   36,084
Accrued interest receivable                    890      868
Premises and equipment                       1,017      850
Foreclosed real estate                           -       28
Deferred tax asset                              44        -
Other assets                                   517      582

Total assets                               $91,051  $83,169

   Liabilities and Shareholder's Equity

Deposits                                   $81,938  $75,015
Accrued interest payable                       540      480
Deferred tax liability                           -       20
Accrued expenses and other liabilities         118      106
Common stock                                   575      575
Additional paid-in capital                   4,000    4,000
Retained earnings                            3,833    2,850
Net unrealized appreciation on
  securities available for sale                 47      123

Total liabilities and shareholder's equity $91,051  $83,169


Statements of Income                         1996     1995

Interest income
Loans                                       $3,864   $3,466
Investment securities                        2,062    1,943
Federal funds sold                             245      220
Deposits with banks                            216      233
                                             6,387    5,862

Interest expense on deposits                 3,581    3,234

Net interest income                          2,806    2,628
Provision for loan losses                       75       80

Net  interest  income after  provision  for  2,731    2,548
loan losses

Noninterest income                             603      585
Noninterest expense                          1,857    1,878
Income tax expense                             420      353

Net income                                  $1,057     $902


DESCRIPTION OF BUSINESS

Citizens Bancshares, Inc. (the "Company") is a Louisiana business corporation and a one-bank holding company registered under the federal Bank Holding Company Act of 1956. The Company was formed in 1983 primarily for the purpose of holding all of the outstanding stock of Citizens Bank, Ville Platte, Louisiana (the "Bank"), which is the Company's sole subsidiary.

The Bank was formed under the banking laws of the State of Louisiana. The Bank conducts a general commercial banking business through its main office in Ville Platte, Louisiana and branch offices in Mamou, Louisiana and Pine Prairie, Louisiana. The Bank offers a full range of traditional commercial banking services, including demand, savings and time deposits, consumer, credit card, and commercial and real estate loans, and safe-deposit boxes. The Bank does not offer trust services. Drive-in banking facilities are located at all banking locations.

The Bank competes actively with national and state banks, savings institutions, and credit unions in Louisiana for all types of loans and deposits. The Bank also competes with other financial institutions such as insurance companies, real estate investment trusts, small loan companies, and certain government agencies.

As of December 31, 1996, the Company and the Bank had approximately 35 full-time equivalent employees. The Company has no salaried employees, although certain executive officers hold parallel positions with the Bank. No employees are represented by unions or other bargaining units, and management considers its relations with employees to be satisfactory.


MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Citizens Bancshares, Inc. stock is not listed on any stock exchange or over-the-counter market. The transaction prices listed below reflect only a limited number of transactions that have come to the attention of management. No assurance can be given that such prices represent the actual market value of the Company's common stock. At December 31, 1996, there were 441 holders of record of the Company's common stock.

                                     1996          1995
Per share stock transactions     High    Low   High    Low

First quarter                    $15     $13   $13     $11
Second quarter                    15      14    13      11
Third quarter                     15      15    15      12
Fourth quarter                    16      15    15      12


AVAILABILITY OF ANNUAL REPORT ON FORM 10-KSB

The annual report of Citizens Bancshares, Inc. and subsidiary as filed with the Securities and Exchange Commission of For 10-KSB is available on request to any shareholder free of charge by writing to Carl Fontenot, President, Citizens Bancshares, Inc., Post Office Box 598, Ville Platte, Louisiana, 70586.


DIRECTORS AND EXECUTIVE OFFICERS

Directors and executive officers of the Company and its only subsidiary, Citizens Bank, their principal occupations and the year each of the directors took office are as follows:

Curley Courville-Director of the Bank since 1975; Director of the the Company since 1983; Retired investor.

Carl W. Fontenot-Director of the Bank since 1975; Director of the
Company since 1983; President and CEO of the Bank and Company.

Eugene S. Fontenot-Director and Secretary of the Bank since 1975;
Director and Secretary of the Company since 1983; Owner and President of Euco Finance Company, Inc.

J. Jake Fontenot-Director of the Bank since 1977; Director of the
Company since 1983; Attorney at Law.

Otis Fontenot-Director of the Bank since 1975; Director of the Company since 1983; Retired planter.

Fredrick Phillips-Director of the Bank since 1975; Director of the Company since 1983; Owner of F. Phillips General Contractors, Inc.

J. B. Veillon-Director and Vice President of Bank since 1975;
Director and Vice President of the Company since 1983; Retired retailer.

Roderick Young-Director of the Bank since 1977; Director of the Company since 1983; Owner of R&R Auto Parts.

Jule Hebert-Director of the Bank since 1980; Director of the Company since 1983; Owner and President of Farmers Gas Company,
Inc., propane and butane gas distributor.

Wayne Vidrine-Executive Vice President and Cashier of the Bank;
Treasurer of the Company.

Stephen P. Mayeux-Senior Vice President of the Bank.