Form 10KSB, Exhibit 13
period 1997-12-31
CITIZENS BANCSHARES INC /LA/
filed 1998-03-27
CIK 715762

Citizens Bancshares, Inc.

                          Annual Report

                              1997
                                              PRESIDENT'S MESSAGE


March, 1998


Dear Shareholder:

The Board of Directors and management thank you, our loyal shareholder and customer, for the support and confidence you have continually entrusted to Citizens Bank and in us.

Your Holding Company and Bank have experienced yet another year of significant growth and excellent earnings. For the year ended December 31, 1997, assets increased almost $7,000,000 to approximately $98,000,000, with related increases in loans, deposits, and equity positions. For 1997, cash dividends paid to Holding Company shareholders totaled $0.70 per share (an increase of 17% over 1996 dividends), and the year-end 1997 book value totaled over $82 per share. With the continued commitment to serving the banking needs of Evangeline Parish, we expect continued Bank growth and increases in the value of your investment.

The major expansion and renovation of the Bank's main office was substantially completed by the end of 1997. This expansion and renovation more than doubled the square footage of the Bank's physical plant, afforded the opportunity to provide new banking products and services, and included the addition of internal data processing capability. This major undertaking has positioned the Bank to meet customer needs and demands with uninterrupted service into the new millennium. We thank you and our many loyal customers for the support and patience demonstrated throughout the construction and transition phases of these projects.

All Board members, management, and employees remain committed to providing the best and most personal banking service possible.
This is our pledge to you now and in the future.

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

Citizens Bank is a commercial banking institution formed in 1975 under the banking laws of the State of Louisiana. The Bank operates a main office located in the City of Ville Platte, Louisiana and also operates branch facilities in the Town of Mamou, Louisiana and the Village of Pine Prairie, Louisiana. The Bank offers a full range of traditional commercial banking services, including demand, savings and time deposits, consumer, commercial, agricultural and real estate loans, safe deposit boxes, and two credit card plans, VISA and MasterCard. Drive-through facilities are located at all banking locations, including a drive-through ATM machine at the Main Office in Ville Platte, Louisiana.

With the year 2000 approaching, management sees the challenge it has created for data processing and has taken the following steps:

  O    Prepared a listing of various systems, both internal and
    external, which may be affected by Year 2000 transition.

  O    Identified Year 2000 readiness status of each system and, if not certifiable as Year 2000 ready, identified readiness target date.

  O     Maintained  correspondence log of Year  2000  readiness
    certifications received from hardware and software systems vendors and from outside service producers, including the Bank's investment portfolio.

  O    Prepare quarterly progress reports (commencing April, 1998 through Year 2000) for the Bank's Audit Committee and Board of Directors which details the readiness status of each system exposed to Year 2000 transition, the expected readiness date, and possible alternatives if not functionally ready with an acceptable timeframe.

FINANCIAL CONDITION

Total  assets  increased by $6,907,000 to  $97,957,000,  a  7.59%
increase over the year-end 1996 total asset level. Management feels that growth represents core deposits and envisions a moderate continuing growth in the future, now that the construction of the Ville Platte expansion is complete.

Earning assets, which include loans, investment securities, federal funds sold and deposits in other banks were 93.26% of total assets.

Loans constitute a primary source of income for the Bank. The Bank desires to make all sound loans its resources will permit. This lending objective is specifically articulated in the Bank's written Loan Policy and its written Community Reinvestment Act
Policy. As of December 31, 1997, loans net of the allowance for loan losses increased $4,219,000 or 10.09%. The Bank's loan to deposit ratio at December 31, 1997 was 52.67%.

The Bank maintains an allowance for loan losses against which impaired or uncollectible loans are charged. The balance in the allowance for loan losses was $937,000 as of December 31, 1997, which represents 1.99% of total loans. Provisions to the allowance for loan losses that were charged to net income totaled $128,000. Management evaluates the adequacy of the allowance for loan losses on a monthly basis by monitoring the balance in total loans as well as the past due, nonaccrual, classified and other problem loans. Based on this evaluation, the allowance for loan losses is considered adequate to meet possible future charges for losses in the loan portfolio.

Citizens Bank follows a close policy in scrutinizing past due loans and their placement in nonaccrual status, as dictated by the Bank's loan policy. Policy states that any loan delinquent for a period of ninety (90) days, unless the collateral supporting the loan is sufficient to cover the accrued interest in addition to the principal balance and in process of collection, will be placed in nonaccrual status. Such loans are not charged-off; however, interest is no longer accruing. Accrued interest is charged either against interest income or the allowance for possible loan losses at the time a loan becomes nonaccrual, depending on the reporting period in which such interest had accrued. At December 31, 1997, nonaccrual loans totaled $47,000 and loans past due ninety (90) days or more and still accruing interest totaled $113,000. Past due loans to total loans at December 31, 1997 were 2.13%.

Besides interest income on loans, another primary source of income is interest on investment securities. Citizens Bank maintains a written investment policy. The Policy provides for investments that provide secondary income and primary liquidity. Management follows its policy strictly to assure high-grade investments of bankable quality. Under Financial Accounting Standards Board Statement number 115, the Bank categorizes and accounts for debt securities investments as either "held to maturity" or "available for sale." No investment securities are held in trading accounts. At December 31, 1997, securities classified as held to maturity had an amortized cost of $8,329,000 and a fair value of $8,399,000. Securities classified as available for sale had an amortized cost of $25,246,000 and a fair value of $25,316,000.

Deposits, both time and demand, represent the chief source of funds for the Bank. At the end of 1997, total deposits increased
$5,500,000 or 6.71%. Much of this increase is in time deposits, which increased by $4,312,000 or 7.12%.

RESULTS OF OPERATIONS

The Company reported a net income of $1,094,000 or $9.51 per average share outstanding as of December 31, 1997. Net return on assets was 1.13% and net return on equity was 10.58%.

Net interest income is the Company's principal source of revenue and is measured by the difference between interest income earned on loans and investments and interest expense incurred on deposits. The Company's net interest income for December 31, 1997 was $3,170,000, a $365,000 or 13.01% increase. At December
31, 1997, the Company's net interest margin was 3.35%.

Noninterest income, which consists primarily of service charges, fees on financial services and investment security transactions, was $581,000 at December 31, 1997, a 3.65% decrease from December
31, 1996.

In 1997 noninterest expense increased by $247,000 or 13.28%, which is mainly due to the data processing conversion which took place in October, 1997.

LIQUIDITY

The primary functions of asset/liability management are to assure adequate liquidity and maintain an appropriate spread between interest-earning assets and interest-bearing liabilities. Liquidity management involves the ability to meet cash flow requirements of customers who may be either depositors wanting to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. Major elements of the Bank's overall liquidity management capabilities and financial resources are (1) core deposits, (2) closely managed maturity structure of loans and deposits, (3) sale and maturity of assets (primarily investment securities) and, if necessary, (4) extensions of credit, including federal funds purchased and securities sold under repurchase agreements. With the Bank's asset/liability management program, most loan and deposit changes can be anticipated and provided for without an adverse impact on earnings. The Bank's liquidity ratio at December 31, 1997 was 49.33%.

CAPITAL ADEQUACY

In accordance with Regulation F, the following table represents the Bank's ratios as of December 31, 1997 along with information concerning minimum ratios that the Bank must meet in order to be classified as either "Adequately Capitalized" or "Well Capitalized."

                                        Adequately       Well
                              Citizens  Capitalized  Capitalized
                                Bank      Minimum      Minimum

Tier  1  Risk-Based  Capital    18.53%        4.00%         6.00%
Ratio

Total   Risk-Based   Capital    19.78%        8.00%        10.00%
Ratio

Leverage Ratio                   9.51%        3.00%         5.00%



                  INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders of Citizens Bancshares, Inc.

We have audited the accompanying consolidated statements of financial condition of Citizens Bancshares, Inc. and its subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Citizens Bancshares, Inc. and its subsidiary as of December 31, 1997 and 1996, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


Basil M. Lee And Company


Baton Rouge, Louisiana
February 3, 1998
CITIZENS BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 1997 AND 1996
(In thousands of dollars)

                                                1997       1996
                   Assets

Cash and due from banks (Note 2)               $ 1,848    $ 2,352
Federal funds sold                               6,900      3,725
   Cash and cash equivalents                     8,748      6,077
Interest-bearing deposits with banks             4,758      3,766
Securities available for sale, at fair values   25,316     25,999
(Note 3)
Securities held to maturity, fair values of 8,329 10,909 $8,399 in 1997 and $10,997 in 1996 (Note 3)
Loans receivable, net of allowance for loan 46,051 41,832 losses of $937 in 1997 and $859 in 1996 (Note
4)
Accrued interest receivable                        960        890
Premises and equipment (Note 5)                  3,064      1,017
Foreclosed real estate, net of allowance of         14          -
$7 in 1997 and $16 in 1996 (Note 6)
Deferred tax asset (Note 9)                         68         44
Other assets                                       649        516

  Total assets                                 $97,957    $91,050

    Liabilities and Shareholders' Equity

Liabilities
  Demand deposits                              $ 9,308    $ 9,235
  Savings, NOW, and money-market deposits       13,261     12,146
  Time deposits $100,000 and more (Note 7)      22,397     20,772
  Other time deposits (Note 7)                  42,467     39,780
    Total deposits                              87,433     81,933
Accrued interest payable                           568        540
Accrued expenses and other liabilities             482        117

  Total liabilities                             88,483     82,590

Shareholders' equity (Note 13)
Common  stock,  $5 par value, 300,000  shares      575        575
authorized,   115,000   shares   issued   and
outstanding
Additional paid-in capital                         825        825
Retained earnings (Note 2)                       8,027      7,013
Net  unrealized  appreciation  on  securities       47         47
available for sale, net of tax of $24 in 1997
and $24 in 1996

  Total shareholders' equity                     9,474      8,460

  Total liabilities and shareholders' equity   $97,957    $91,050
CITIZENS BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 1997 AND 1996
(In thousands of dollars, except per share amounts)

                                                1997       1996
Interest income
  Loans receivable                              $4,384     $3,864
  Taxable securities                             1,909      1,798
  Tax-exempt securities                            267        263
  Federal funds sold                               327        245
  Deposits with banks                              238        216
    Total interest income                        7,125      6,386

Interest expense
  Deposits
    Savings, NOW, and money-market deposits        385        353
    Time deposits $100,000 and more              1,212      1,082
    Other time deposits                          2,358      2,146
      Total interest expense                     3,955      3,581

Net interest income                              3,170      2,805
Provision for loan losses (Note 4)                 128         75

Net  interest income after provision for loan    3,042      2,730
losses

Noninterest income
  Service charges                                  442        426
  Insurance commissions                             82        101
  Other income                                      57         76
    Total noninterest income                       581        603

Noninterest expense
  Salaries and employee benefits                 1,167      1,086
  Occupancy and equipment expense                  290        214
  Computer and courier                             126        138
  Stationery and supplies                           73         61
  Professional fees                                 64         62
  FDIC assessment                                   10          2
  Other expense                                    377        297
    Total noninterest expense                    2,107      1,860

Income before income taxes                       1,516      1,473
Income tax expense (Note 9)                        422        420

Net income                                      $1,094     $1,053

Net income per share of common stock           $  9.51    $  9.16

Average shares outstanding                     115,000    115,000
CITIZENS BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1997 AND 1996
(In thousands of dollars)

                                               Net
                                           Unrealized
                                          Appreciation
                      Addi-                 (Depreci-       Total
                      tional                 ation)
             Com-     Paid-      Re-      on Available      Share-
              mon       in      tained         for         holders'
             Stock    Capi-     Earn-         Sale          Equity
                       tal       ings      Securities

Balance  at   $575      $825    $6,029             $123      $7,552
December
31, 1995

Net  income      -         -     1,053                -       1,053
for 1996
Cash             -         -      (69)                -        (69)
dividends
paid      -
$0.60   per
share
Net  change      -         -         -             (76)        (76)
in
unrealized
appreci-
ation of
securities
available
for   sale,
net  of tax
of $39

Balance  at    575       825     7,013               47       8,460
December
31, 1996

Net  income      -         -     1,094                -       1,094
for 1997
Cash             -         -      (80)                -        (80)
dividends
paid      -
$0.70   per
share

Balance  at   $575      $825    $8,027            $  47      $9,474
December
31, 1997
CITIZENS BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1997 AND 1996
(In thousands of dollars)
                                                1997       1996

Cash flows from operating activities
Net income                                      $1,094     $1,053
Adjustments  to reconcile net  income  to  net
cash provided by operating activities:
Deferred income tax expense (benefit)             (26)       (24)
Depreciation and amortization                      101         87
Provision for loan losses                          128         75
Net (accretion) of securities                     (52)       (46)
(Increase) in accrued interest receivable         (70)       (22)
(Increase) decrease in other assets              (133)         41
Increase in accrued interest payable                28         60
Increase   in  accrued  expenses   and   other      13         11
liabilities

Net cash provided by operating activities        1,083      1,235

Cash flows from investing activities
Net  (increase)  decrease in  interest-bearing   (992)        (1)
deposits with banks
Purchases of securities available for sale     (9,739)    (14,429
                                                                )
Maturities of securities available for sale     11,038     13,577
Purchases of securities held to maturity       (3,446)    (7,105)
Maturities of securities held to maturity        5,462      5,898
Net (increase) in loans                        (4,388)    (5,973)
Sales of foreclosed real estate                     29        178
Purchases of premises and equipment            (1,796)      (229)

Net cash (used) by investing activities        (3,832)    (8,084)

Cash flows from financing activities
Net increase in deposits                         5,500      6,922
Dividends paid                                    (80)       (69)

Net cash provided by financing activities        5,420      6,853

Net increase in cash and cash equivalents        2,671          4
Cash and cash equivalents at beginning of year   6,077      6,073

Cash and cash equivalents at end of year       $ 8,748    $ 6,077

Interest paid                                  $ 3,927    $ 3,521

Income taxes paid                              $   519    $   393

Foreclosed    real    estate    acquired    in $    43    $   150
satisfaction of loans
(1)  Summary of Significant Accounting Policies

The accounting and reporting policies of Citizens Bancshares, Inc. (the "Company") and its subsidiary are based on generally accepted accounting principles and conform to predominant banking industry practices. Citizens Bank, Ville Platte, Louisiana (the "Bank") is wholly owned by the Company.

(a)   Principles  of  consolidation - The consolidated  financial statements of the Company include the accounts of the Company and
  its  subsidiary.   All material intercompany  transactions  and
  accounts have been eliminated.

(b) Nature of operations - The Bank provides a variety of financial services to individual and business customers through its three offices in Evangeline Parish, Louisiana, which is primarily an agricultural area. The Bank's primary deposit products are checking and savings accounts and certificates of deposit. Its primary lending products are agricultural, real estate and consumer loans.

(c) Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from
  those  estimates.   Material estimates  that  are  particularly
  susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real
  estate   acquired  in  connection  with  foreclosures   or   in
  satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate,
  management   obtains  independent  appraisals  for  significant
  properties.   While  management uses available  information  to
  recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in
  local  economic  conditions,  which  depends  heavily  on   the
  agricultural industry. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowances for losses on loans and foreclosed real
  estate.   Such  agencies  may require  the  Bank  to  recognize
  additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowances for losses on loans and foreclosed real estate may change materially in the near term.

(d) Cash equivalents - For the purpose of presentation in the consolidated statements of cash flows, the Company considers due from bank accounts and federal funds sold to be cash equivalents.

(e) Securities held to maturity - Bonds and notes for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. Declines in the fair value of individual securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

(f) Securities available for sale - Securities available for sale consist of bonds and notes not classified as held to maturity. Unrealized holding gains and losses, net of tax, on these securities are reported as a net amount in a separate component of shareholders' equity until realized. Gains and losses on the sale of securities available for sale are determined using the specific-identification method. Premiums and discounts are recognized in interest income using the interest method over the period to maturity. Declines in the fair value of individual securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

(g) Loans receivable and allowance for loan losses - Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and unearned income. Unearned income on discounted loans is recognized as income over the term of the loans using a method that approximates the interest method. Interest on other loans is calculated by using the simple interest  method  on  daily balances of  the  principal  amount
  outstanding.   The  accrual of interest on  impaired  loans  is
  discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. Interest income generally is not recognized on these loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

(h)   Premises  and equipment - Land is carried  at  cost.   Bank
  premises, furniture and equipment are carried at cost, less accumulated depreciation and amortization computed principally by the straight-line method.

(i) Foreclosed real estate - Real estate properties acquired through, or in lieu of, loan foreclosure are to be sold and are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in operations.

(j) Income taxes - Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

(k) Net income per share - Net income per share of common stock has been computed on the basis of the weighted-average number of shares of common stock outstanding.

(l) Reclassifications - Certain reclassifications have been made to the prior year's financial statements, which have no effect on net income as previously reported, to conform to current year reporting.


(2)  Restrictions

The Bank is required to maintain average reserve balances by the Federal Reserve Bank. The average amounts of these reserves for the years ended December 31, 1997 and 1996 were $266,000 and $206,000, respectively.

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


(3)  Investment Securities

The amortized costs and approximate fair values of investments in debt securities at December 31 follow (in thousands of dollars):

                                    December 31, 1997
                                     Gross     Gross
                          Amort-     Unreal-   Unreal-    Fair
                           ized       ized      ized
Securities available for   Cost      Gains     Losses     Value
sale

U. S. Treasury             $2,211    $    3      $  4     $2,210
securities
U. S. Government           14,457        30        13     14,474
agencies and
corporations
Mortgage-backed             8,578        90        36      8,632
securities

                          $25,246      $123       $53    $25,316

Securities    held    to
maturity

U. S. Treasury             $1,001     $   -       $ -     $1,001
securities
U. S. Government            1,399         -         -      1,399
agencies and
corporations
States and political        5,357        74         -      5,431
subdivisions
Mortgage-backed               572         -         4        568
securities

                           $8,329       $74        $4     $8,399

Securities  pledged   to
secure public deposits
and for other purposes     $7,505                         $7,520

Securities available for            December 31, 1996
sale

U. S. Treasury            $ 3,560    $    7       $12    $ 3,555
securities
U. S. Government           14,798        77        40     14,835
agencies and
corporations
Mortgage-backed             7,571        73        35      7,609
securities

                          $25,929      $157       $87    $25,999

Securities    held    to
maturity

U. S. Treasury            $ 2,200    $    2      $  2    $ 2,200
securities
U. S. Government            3,427         2         5      3,424
agencies and
corporations
States and political        5,012        98         4      5,106
subdivisions
Mortgage-backed               270         -         3        267
securities

                          $10,909      $102       $14    $10,997

Securities  pledged   to
secure public deposits
and for other purposes    $ 5,892                        $ 5,876

The scheduled maturities of securities available for sale and held to maturity at December 31, 1997 were as follows (in thousands of dollars):
                           Available for sale  Held to maturity
                          Amort-      Fair      Amort-     Fair
                           ized                  ized
Contractual maturities     Cost       Value      Cost     Value

One year or less           $8,399     $8,406    $3,201    $3,202
After one year through     14,160     14,177     4,150     4,204
five years
After five years through    2,284      2,329       978       993
ten years
After ten years               403        404         -         -
                          $25,246    $25,316    $8,329    $8,399

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. No securities were sold in 1997 and 1996.


(4)  Loans Receivable

The  components  of  loans  in  the  consolidated  statements  of financial  condition at December 31 were as follows (in thousands of dollars):
                                          1997        1996

Commercial                               $10,020     $  9,705
Agricultural                               4,441        3,895
Real estate mortgage                      23,231       20,425
Consumer                                   9,760        9,115
Other                                         21           39
                                          47,473       43,179
Unearned income                            (485)        (488)
Allowance for loan losses                  (937)        (859)

                                         $46,051      $41,832

An analysis of the change in the allowance for loan losses follows (in thousands of dollars):

                                         1997      1996

Balance at January 1                      $859      $832

Loans charged off                         (72)      (91)
Recoveries                                  22        43
  Net loans charged off                   (50)      (48)
Provision for loan losses                  128        75

Balance at December 31                    $937      $859

At December 31, 1997 and 1996, loans totaling $172,000 and $109,000 were classified as impaired. Of the total impaired loans at December 31, 1997 and 1996, $172,000 and $109,000 had a
related allowance for loan losses of $23,000 and $18,000, respectively. The average balances of these loans in 1997 and 1996 were approximately $255,000 and $111,000. In 1997 and 1996, interest income recognized on impaired loans was approximately $9,000 and $9,000, respectively. No commitments to loan additional funds to borrowers of impaired loans were outstanding at December 31, 1997.


(5)  Premises and Equipment

Components of premises and equipment included in the consolidated statements of financial condition at December 31 were as follows
(in thousands of dollars):

                                          1997         1996
Cost:
Land                                     $    241     $   241
Buildings                                   2,621         725
Furniture and equipment                       740         421
Automobiles                                    55          37
Construction in progress                        -         176
                                            3,657       1,600
Accumulated depreciation                    (593)       (583)

                                           $3,064      $1,017

The Company is the lessee of computer hardware and software under capital leases that expire in 2000 at which time the assets can be purchased for $1. The assets are included in furniture and equipment at a cost of $96,000. Amortization of the cost is over five years and is included in depreciation expense. The related capital lease payable is included in other liabilities and is being amortized over the lease term of three years at an average interest rate of 4.6%. Future minimum lease payments are $40,000 per year in the years 1998 through 2000.


(6)  Foreclosed Real Estate

Activity in the allowance for losses on foreclosed real estate is as follows (in thousands of dollars):

                                         1997      1996

Balance at January 1                       $16     $  27
Provision charged (credited) to income       -         -
Charge-offs, net of recoveries             (9)      (11)

Balance at December 31                    $  7     $  16


(7)  Deposits

At December 31, 1997, the scheduled maturities of time deposits are as follows (in thousands of dollars):

                                     $100,000        Other time
Year maturing                        and more         deposits

1998                                     $18,008          $36,023
1999                                       3,466            5,346
2000                                         523              712
2001                                           -              173
2002 and thereafter                          400              213

                                         $22,397          $42,467


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

At December 31, 1997 and 1996, commitments to extend credit totaled $4,435,000 and $3,183,000, respectively. These commitments are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

At December 31, 1997 and 1996, commitments under standby letters of credit totaled $286,000 and $212,000, respectively. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.


(9)  Income Taxes

The consolidated provision for income taxes consisted of the following for the years ended December 31 (in thousands of dollars):

                                             1997     1996

Current expense                               $448     $444
Deferred expense (benefit)                    (26)     (24)

Income tax expense                            $422     $420

The effective tax rates differed from the statutory federal income tax rates as follows:

                                              1997       1996

Statutory federal income tax rate              34.0%      34.0%
Nontaxable income                             (6.4%)     (7.2%)
Nondeductible expenses                          1.6%       2.5%
Other                                         (1.4%)     (0.8%)

Effective tax rate                             27.8%      28.5%

Deferred tax assets and (liabilities) at December 31 consist of the following (in thousands of dollars):

                                             1997     1996

Net  (appreciation) of securities available  $(24)    $(24)
for sale
Allowance for loan losses                      134      108
Allowance for foreclosed real estate losses      3        6
Accumulated depreciation                      (89)     (72)
Deferred compensation payable                   36       32
Accreted discount on investments              (17)     (31)
Tax basis over book value of land               25       25

Deferred tax asset                            $ 68     $ 44

No valuation allowance was recorded to reduce the deferred tax asset at December 31, 1997 and 1996.


(10)  Related Parties

The Bank has entered into transactions with its directors, executive officers, significant shareholders, and their affiliates. The aggregate amount of loans to such related parties at December 31, 1997 and 1996 was $602,000 and $885,000,
respectively. During 1997, new loans to such related parties amounted to $826,000 and repayments amounted to $1,109,000. Deposits held by the Bank at December 31, 1997 and 1996 for related parties were $2,958,000 and $3,580,000, respectively. Fees paid for goods and services provided by related parties amounted to $14,000 in 1997 and $50,000 in 1996.


(11)  Commitments

At December 31, 1997 and 1996, the Bank had unused lines of credit with other banks which totaled $3,750,000 and $2,750,000.
The lines were unsecured and have variable interest rates based on the lending bank's daily federal funds rate.


(12)  Pension Plan

Effective January 1, 1997, the Bank offers a Savings Incentive Match Plan for Employees (SIMPLE) with no minimum age or years of service eligibility requirements. All employees who have earned at least $5,000 during one of the two preceding calendar years and are expected to earn at least $5,000 during the current calendar year are eligible to participate. Participants may elect to defer up to $6,000 of their compensation as elective contributions. The Bank is required to match employee contributions up to 3% of each employee's total compensation. The Bank contribution in 1997 was $23,000.


(13)  Regulatory Matters

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier 1 capital, as defined in the regulations, to risk-weighted assets, as defined, and of Tier 1 capital to average assets, as defined. Management believes, as of December 31, 1997, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 1997, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain a total risk-based capital ratio of 10% or higher, Tier 1 risk-based capital ratio of 6% or higher, and Tier 1 leverage capital ratio of 5% or higher. No conditions or events have occurred since that notification that management believes have changed the Bank's category. The following table presents the Bank's actual capital amounts and ratios as of December 31 (dollars in thousands):

                                   1997                 1996
                            Amount      Ratio     Amount     Ratio

Total  Capital  (to   Risk  $9,731       19.8%     $8,618     20.0%
Weighted Assets)

Tier  1  Capital (to  Risk  $9,117       18.5%     $8,079     18.7%
Weighted Assets)

Tier 1 Capital (to Average  $9,117        9.5%     $8,079      9.4%
Assets)


(14)  Parent Company Statements

The financial statements of Citizens Bancshares, Inc. (parent company only) at December 31 and for the years then ended follow
(in thousands of dollars):

Statements of Financial Condition              1997        1996

                  Assets
Investment in Citizens Bank, at equity         $9,468      $8,455
Cash and equivalents                                6           5
Total assets                                   $9,474      $8,460

   Liabilities and Shareholders' Equity
Total liabilities                            $      -    $      -

Common stock                                      575         575
Additional paid-in capital                        825         825
Retained earnings                               8,027       7,013
Net  unrealized appreciation on  securities        47          47
available for sale
Total shareholders' equity                      9,474       8,460
Total liabilities and shareholders' equity     $9,474      $8,460

Statements of Income
                  Income
Equity  in  undistributed  net  income   of    $1,013        $983
Citizens Bank
Dividends received from Citizens Bank              86          74
Total income                                    1,099       1,057
                 Expenses
Other expense                                       5           4
Total expenses                                      5           4
Net income                                     $1,094      $1,053

Statements of Cash Flows

Cash flows from operating activities
Net income                                     $1,094      $1,053
Adjustments to reconcile net income to  net
cash provided by operating
     activities:
Equity  in  undistributed  net  income   of   (1,013)       (983)
Citizens Bank
Net cash provided by operating activities          81          70

Cash flows from investing activities                -           -

Cash flows from financing activities
Dividends paid                                   (80)        (69)
Net cash (used) by financing activities          (80)        (69)

Net increase in cash and equivalents                1           1
Cash and equivalents at beginning of year           5           4
Cash and equivalents at end of year          $      6    $      5


(15)  Bank Subsidiary Statements

The statements of financial condition and income of Citizens Bank
(bank  only)  at December 31 and for the years then ended  follow
(in thousands of dollars):

Statements of Financial Condition              1997        1996

                  Assets
Cash and due from banks                      $  1,848    $  2,352
Federal funds sold                              6,900       3,725
Interest-bearing deposits with banks            4,758       3,766
Investment securities                          33,645      36,908
Loans receivable                               46,051      41,832
Accrued interest receivable                       960         890
Premises and equipment                          3,064       1,017
Foreclosed real estate                             14           -
Deferred tax asset                                 68          44
Other assets                                      649         517
Total assets                                  $97,957     $91,051

   Liabilities and Shareholder's Equity
Deposits                                      $87,440     $81,938
Accrued interest payable                          568         540
Accrued expenses and other liabilities            481         118
Common stock                                      575         575
Additional paid-in capital                      4,000       4,000
Retained earnings                               4,846       3,833
Net unrealized appreciation on
securities available for sale                      47          47
Total liabilities and shareholder's equity    $97,957     $91,051

Statements of Income

Interest income
Loans                                          $4,384      $3,864
Investment securities                           2,176       2,062
Federal funds sold                                327         245
Deposits with banks                               238         216
Total interest income                           7,125       6,387
Interest expense on deposits                    3,956       3,581
Net interest income                             3,169       2,806
Provision for loan losses                         128          75
Net  interest  income after  provision  for     3,041       2,731
loan losses

Noninterest income                                580         603
Noninterest expense                             2,101       1,857
Income tax expense                                422         420

Net income                                     $1,098      $1,057
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

As of December 31, 1997, the Company and the Bank had approximately 38 full-time equivalent employees. The Company has no salaried employees, although certain executive officers hold parallel positions with the Bank. No employees are represented by unions or other bargaining units, and management considers its relations with employees to be satisfactory.


MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Citizens Bancshares, Inc. stock is not listed on any stock exchange or over-the-counter market. The transaction prices listed below reflect only a limited number of transactions that have come to the attention of management. No assurance can be given that such prices represent the actual market value of the Company's common stock. At December 31, 1997, there were 434 holders of record of the Company's common stock.

                                  1997           1996
Per share stock transactions   High   Low     High   Low
   First quarter                $18   $15      $15   $13
   Second quarter                20    15       15    14
   Third quarter                 40    18       15    15
   Fourth quarter                40    18       16    15

Dividends per share               $0.70          $0.60


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


DIRECTORS AND EXECUTIVE OFFICERS

Directors and executive officers of the Company and its only subsidiary, Citizens Bank, their principal occupations and the year each of the directors took office are as follows:

Name                    Principal Occupation

Curley Courville        Director of the Bank since 1975; Director of the
                        Company since 1983; Retired investor.

Carl W. Fontenot        Director of the Bank since 1975; Director of the
                        Company since 1983; President and CEO of the Bank and the Company.

Eugene S. Fontenot      Director and Secretary of the Bank since 1975;
                        Director and Secretary of the Company since 1983;
                        Owner and President of Euco Finance Company, Inc.

J. Jake Fontenot        Director of the Bank since 1977; Director of the
                        Company since 1983; Attorney at Law.

Otis Fontenot           Director of the Bank since 1975; Director of the
                        Company since 1983; Retired planter.

Fredrick Phillips       Director of the Bank since 1975; Directors of the
                        Company since 1983; Owner of F. Phillips General
                        Contractors, Inc.

J. B. Veillon           Director and Vice President of the Bank since 1975;
                        Director and Vice President of the Company since
                        1983; Retired retailer.

Roderick Young          Director of the Bank since 1977; Director of the
                        Company since 1983; Owner of R&R Auto Parts.

Jules Hebert            Director of the Bank since 1980; Director of the
                        Company since 1983; Owner and President of Farmers
                        Gas Company, Inc., propane and butane gas distributor.

Wayne Vidrine           Executive Vice President and Cashier of the Bank;
                        Treasurer of the Company.

Stephen P. Mayeux       Senior Vice President of the Company.