Form 10KSB, Exhibit 13
period 1998-12-31
CITIZENS BANCSHARES INC /LA/
filed 1999-03-22
CIK 715762

Citizens Bancshares, Inc.

                          Annual Report

                              1998
                                        PRESIDENT'S MESSAGE

March 8, 1999


Dear Shareholder:

The Board of Directors and Management thank you, our loyal shareholder, for the support and confidence you have continually entrusted to the management, directors, and employees of Citizens
Bank and Citizens Bancshares, Inc.

As we approach the end of another successful year, we are pleased to report another year of significant growth and consistent earnings. For the year ended December 31, 1998, assets increased by $7 million to $105 million, with significant increases in loans, investments, deposits, and equity position. The 1998 cash dividends paid to shareholders totaled $0.85 per share representing a 21% increase over last year's dividends. Management anticipates continued Bank growth and increases in the value of your Holding Company investment.

As part of the expansion and modernization project completed in 1998, Citizens Bank converted its data processing to an in-house system. A principal objective of this conversion was to acquire new computers and related software and equipment to meet the Bank's needs into the Year 2000 and beyond. Based on conversion and assessment efforts completed to date, the Bank's date-sensitive systems have been vendor-certified as Year 2000 ready. Our continuing efforts are aimed at providing uninterrupted customer service into the new millennium and beyond.

All Board members, managers, and employees remain committed to providing the best and most personal banking service possible -- that's "hometown banking." With "hometown banking," decisions are made quickly and locally by hometown people who live and work here, who understand our area's culture, and who are committed to serving community and individual needs. Our commitment to serving the banking needs of Evangeline Parish continues to be our principal focus.

Sincerely yours,



Carl W. Fontenot,
President & CEO

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
               CONDITION AND RESULTS OF OPERATIONS


GENERAL INFORMATION

For a comprehensive review of financial condition and results of operations of Citizens Bancshares, Inc. (the "Company"), this discussion and analysis should be reviewed along with the information and financial statements presented elsewhere in this report. The Company is a one-bank holding company whose sole subsidiary is Citizens Bank, Ville Platte, Louisiana (the "Bank").

Citizens Bank is a commercial banking institution formed in 1975 under the banking laws of the State of Louisiana. The Bank operates a main office located in the City of Ville Platte, Louisiana with branch facilities in the Town of Mamou, Louisiana and the Village of Pine Prairie, Louisiana. Citizens Bank offers a full range of services, including demand, savings, and time deposits, consumer, commercial, agricultural and real estate loans, safe deposit boxes and two credit card plans, VISA and MasterCard. Drive-through facilities are located at all banking locations, including a drive-through ATM machine at the Main Office in Ville Platte, Louisiana.

YEAR 2000

In late 1997, Citizens Bank decided to convert its data processing operations from outsource service bureau operations to an in-house operation. When this decision was made, all hardware and software data processing acquisitions were made with the awareness and objective of satisfying the Year 2000 compliance and conformity issues. After successful conversion of data processing operations from a service bureau to an in-house operation, Citizens Bank's Board of Directors adopted an Electric Data Processing Policy that included a Year 2000 Program policy.

A Y2K Committee, chaired by a board-appointed Y2K Coordinator, was formed in early 1998 to address Year 2000 issues. The
Committee's objective is to monitor and report the Bank's progress in achieving Year 2000 compliance for all mission critical applications. In addition to monitoring, testing and identifying appropriate changes to in-house operations, the Y2K committee continues to monitor Year 2000 status of the Bank's customers, service providers, and suppliers.

As of December 31, 1998, Citizens Bank had substantially completed remediating and obtaining Y2K compliance certifications, on its mission critical systems. Testing and validations of mission critical systems are scheduled for completion in early 1999 and monitoring of Year 2000 compliance will be accomplished throughout 1999. Written acknowledgements have been received from all mission critical hardware and software providers, utility and telephone service providers, and date processing service providers assuring timely remediation, testing and validation for year 2000 compliance.

The Bank expects to continue incurring expense charges related to Year 2000 compliance through the remainder of 1998 and throughout 1999; the majority of costs associated with year 2000 compliance, however, is the responsibility of the Bank's data processing vendors and service providers. Estimated expenses charges to be borne directly by the Bank will total $3,000 per month through 1999. These Year 2000 expenses will be included in noninterest expense categories and do not include equipment and software scheduled replacement in the ordinary course of business.

The Bank's estimate of Year 2000 investment costs and the estimated time periods set forth above by which the Bank expects to substantially complete mission critical system programming and testing and implementation are based upon management's best current estimates, which were delivered utilizing numerous assumptions about future events. There can be no guarantee that these estimates will be achieved, and actual results could differ from those anticipated. Because of the critical nature of the Year 2000 issues to our business and to all of the financial services industry, if necessary modifications are not made the Bank's operations could be materially impacted. Citizens Bank and its data processing vendors remain scheduled to ensure achievement of Year 2000 compliance, therefore, an adverse impact on the Bank's operations is not expected.

FINANCIAL CONDITION

Total  assets  increased by $7,167,000 to $105,124,000,  a  7.31%
increase over the year-end 1997 total asset level. Management feels the bank will continue to grow in core deposits and loans in the future due to personal service provided by the employees.

Earning assets were 93.72% of total assets for year-end, which includes loans, investment securities, federal funds sold and deposits in other banks.

Lending is vital function of the bank and remains the primary source of income. With the available resources, the Bank will continue to make sound loans under the guidelines of our written Loan Policy and Community Reinvestment Act Policy. As of December 31, 1998, loans (net of the allowance for loan losses) increased $6,068,000 or 13.18%, which increased the Bank's loan to deposit ratio to 55.49%.

The Bank maintains an allowance for loan losses against which impaired or uncollectible loans are charged. The balance in the allowance for loan losses was $1,001,000 as of December 31, 1998, which represents 1.88% of total loans. Provisions to the allowance for loan losses that were charged to net income totaled $103,000. Management evaluates the adequacy of the allowance for loan losses on a monthly basis by monitoring the balance in total loans as well as the past due, nonaccrual, classified and other problem loans. Based on this evaluation, the allowance for loan losses is considered adequate to meet possible future charges for losses in the loan portfolio.

Citizens Bank follows a close policy in evaluating past due loans and their placement in nonaccrual status, as required by the Bank's loan policy. The policy states that any loan delinquent for a period of ninety (90) days, unless the collateral supporting the loan is sufficient to cover the accrued interest in addition to the principal balance and in process of collection, will be placed in nonaccrual status. Such loans are not charged-off; however, interest is no longer accruing. Accrued interest is charged either against interest income or the allowance for possible loan losses at the time a loan becomes nonaccrual, depending on the reporting period in which such interest had accrued. Nonaccrual loans totaled $136,000 and loans past due ninety (90) days or more and still accruing interest totaled $172,000 for year ended December 31, 1998. Past due loans to total loans were 2.22% for the same period.

Another primary source of income is interest on investment securities. Citizens Bank maintains a written investment policy. This Policy provides for investments that produce secondary income, as well as liquidity needs. Management follows its policy strictly to assure high-grade investments of bank quality. The Bank categorizes and accounts for these securities investments as "held to maturity" or "available for sale", as required by Financial Accounting Standards Board Statement #115. No investment securities are held in trading accounts. As of December 31, 1998, securities classified as held to maturity had an amortized cost of $8,125,000 and a market value of $8,274,000. The securities classified as available for sale had an amortized cost of $26,465,000 and a market value of $26,513,000.

Deposits, both time and demand, represent the chief source of funds for the Bank. At the end of 1998, total deposits increased
$6,498,000 or 7.43%. Much of the increase is in Saving, NOW, Money Market deposits and other time deposits.

RESULTS OF OPERATIONS

The Company reported a net income of $1,023,000 or $8.90 per average share outstanding as of December 31, 1998. Net return on assets was .97% and net return on equity was 9.86%.

The Company's principal source of revenue is net interest income which is measured by the difference between interest income earned on loans and investments and interest expense incurred on deposits. The Company's net interest income for December 31, 1998 was $3,253,000, a $83,000 or 2.62% increase. On December
31, 1998, the Company's net interest margin was 3.35%.


Noninterest income consists of service charges, fees on financial services, and investment securities transactions. On December 31, 1998, noninterest income was $625,000, a $44,000 increase from previous year-end, with commissions on insurance accounting for $15,000 of that increase.

Noninterest expense increased by $247,000, or 11.72% which is due to an increase in salaries and occupancy expense for 1998, which is in direct correlation with the growth in assets.

LIQUIDITY

The asset/liability management primary function is to assure adequate liquidity and maintain an appropriate spread between interest earning assets and interest bearing liabilities. Liquidity management involves the ability to meet cash flow requirements of customers who may be depositors wanting to withdraw funds or borrowers needing funds to meet their credit needs. The major components of the Bank's overall liquidity management capabilities and financial resources are (1) core deposits, (2) closely managed maturity structure of loans and deposits, (3) sale and maturity of assets (primarily investments securities) and, if necessary, (4) extensions of credit, including federal funds purchased and securities sold under repurchase agreements. With the Bank's asset/liability management program, most loan and deposit changes can be anticipated and provided for without an adverse impact on earnings. The Bank's liquidity ratio at December 31, 1998 was 42.76%.

CAPITAL ADEQUACY

In accordance with Regulation F, the following table represents the Bank's ratios as of December 31, 1998 along with information concerning minimum ratios that the Bank must meet in order to be classified as either "Adequately Capitalized" or "Well Capitalized."

                                  Adequately      Well
                        Citizens  Capitalized  Capitalized
                          Bank      Minimum      Minimum

Tier    1   Risk-Based    18.00%        4.00%        6.00%
Capital Ratio

Total       Risk-Based    19.30%        8.00%       10.00%
Capital Ratio

Leverage Ratio             9.70%        3.00%        5.00%

                  INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders of Citizens Bancshares, Inc.

We have audited the accompanying consolidated statements of financial condition of Citizens Bancshares, Inc. and its subsidiary as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Citizens Bancshares, Inc. and its subsidiary as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


Basil M. Lee And Company


Baton Rouge, Louisiana
January 15, 1999
CITIZENS BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 1998 AND 1997
(In thousands of dollars)

                                                1998       1997
                   Assets

Cash and due from banks (Note 2)                $1,857     $1,848
Federal funds sold                               6,625      6,900
   Cash and cash equivalents                     8,482      8,748
Interest-bearing deposits with banks             5,142      4,758
Securities available for sale, at fair          26,513     25,316
values (Note 3)
Securities held to maturity, fair values of 8,125 8,329 $8,274 in 1998 and $8,399 in 1997 (Note 3)
Loans receivable, net of allowance for loan 52,119 46,051 losses of $1,001 in 1998 and $937 in 1997
(Note 4)
Accrued interest receivable                        940        960
Premises and equipment (Note 5)                  2,979      2,938
Foreclosed real estate, net of allowance of          -         14
$7 in 1997 (Note 6)
Deferred tax asset (Note 9)                         81         68
Other assets                                       743        775

  Total assets                                $105,124    $97,957

   Liabilities and Shareholders' Equity

Liabilities
  Demand deposits                            $  10,683   $  9,308
  Savings, NOW, and money-market deposits       15,351     13,261
  Time deposits $100,000 and more (Note 7)      22,674     22,397
  Other time deposits (Note 7)                  45,223     42,467
    Total deposits                              93,931     87,433
Accrued interest payable                           557        568
Accrued expenses and other liabilities             257        482

  Total liabilities                             94,745     88,483

Shareholders' equity (Note 13)
   Common  stock,  $5  par  value,  300,000        575        575
shares  authorized, 115,000  shares  issued
and outstanding
  Additional paid-in capital                       825        825
  Retained earnings (Note 2)                     8,952      8,027
  Treasury stock at cost, 145 shares               (6)          -
  Accumulated other comprehensive income            33         47

  Total shareholders' equity                    10,379      9,474

 Total liabilities and shareholders' equity   $105,124    $97,957
CITIZENS BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 1998 AND 1997
(In thousands of dollars, except per share amounts)

                                                 1998       1997
Interest income
  Loans receivable                               $4,768     $4,384
  Taxable securities                              1,601      1,909
  Tax-exempt securities                             304        267
  Federal funds sold                                498        327
  Deposits with banks                               302        238
    Total interest income                         7,473      7,125

Interest expense
  Deposits
    Savings, NOW, and money-market deposits         456        385
    Time deposits $100,000 and more               1,322      1,212
    Other time deposits                           2,437      2,358
  Other                                               5          -
      Total interest expense                      4,220      3,955

Net interest income                               3,253      3,170
Provision for loan losses (Note 4)                  103        128

  Net interest income after provision for loan    3,150      3,042
losses

Noninterest income
  Service charges                                   473        442
  Insurance commissions                              97         82
  Other income                                       55         57
    Total noninterest income                        625        581

Noninterest expense
  Salaries and employee benefits                  1,345      1,167
  Occupancy and equipment expense                   403        290
  Computer and courier                               14        126
  Stationery and supplies                            72         73
  Professional fees                                  66         64
  Other expense                                     454        387
    Total noninterest expense                     2,354      2,107

Income before income taxes                        1,421      1,516
Income tax expense (Note 9)                         398        422

Net income                                       $1,023     $1,094

Net income per share of common stock              $8.90    $  9.51

Average shares outstanding                      114,902    115,000

CITIZENS BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1998 AND 1997
(In thousands of dollars)


                                                   Accum-
                                                   ulated
                       Addi-                        Other    Total
                      tional
              Common  Paid-in  Retained  Treasury  Compre-   Share-
                                                   hensive  holders'
              Stock   Capital  Earnings   Stock    Income    Equity

Balance   at    $575     $825    $7,013      $  -      $47    $8,460
December 31,
1996

COMPRE-
HENSIVE
INCOME
Net   income       -        -     1,094         -        -     1,094
for 1997

Other compre-
hensive
income:
Unrealized
holding
gains     on
securities
arising
during 1997        -        -         -         -        -         -
TOTAL COMPRE-                                                  1,094
HENSIVE
INCOME

Cash               -        -      (80)         -        -      (80)
dividends  -
$0.70    per
share

Balance   at     575      825     8,027         -       47     9,474
December 31,
1997

COMPRE-
HENSIVE
INCOME
Net   income       -        -     1,023         -        -     1,023
for 1998

Other compre-
hensive
income:
Unrealized
holding loss
on
securities
arising
during 1998,       -        -         -         -     (14)      (14)
net  of  tax
of $7
TOTAL COMPRE-                                                  1,009
HENSIVE
INCOME

Purchase  of       -        -         -       (6)        -       (6)
stock
Cash               -        -      (98)         -        -      (98)
dividends  -
$0.85    per
share

Balance   at    $575     $825    $8,952      $(6)      $33   $10,379
December 31,
1998
CITIZENS BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1998 AND 1997
(In thousands of dollars)
                                                1998       1997

Cash flows from operating activities
Net income                                      $1,023     $1,094
Adjustments to reconcile net income  to  net
cash provided by
operating activities:
Deferred income tax (benefit)                      (6)       (26)
Depreciation                                       184        101
Provision for loan losses                          103        128
Net (accretion) amortization of securities          39       (52)
(Increase)  decrease  in  accrued   interest        20       (70)
receivable
(Increase) decrease in other assets                 32      (133)
Increase   (decrease)  in  accrued  interest      (11)         28
payable
Increase (decrease) in accrued expenses  and     (225)         13
other liabilities

Net cash provided by operating activities        1,159      1,083

Cash flows from investing activities
Net  (increase) in interest-bearing deposits     (384)      (992)
with banks
Purchases of securities available for sale    (24,658)    (9,739)
Maturities of securities available for sale     23,021     11,038
Purchases of securities held to maturity       (3,698)    (3,446)
Maturities of securities held to maturity        4,282      5,462
Net (increase) in loans                        (6,209)    (4,388)
Sales of foreclosed real estate                     52         29
Purchases of premises and equipment              (225)    (1,796)

Net cash (used) by investing activities        (7,819)    (3,832)

Cash flows from financing activities
Net increase in deposits                         6,498      5,500
Purchase of treasury stock                         (6)          -
Dividends paid                                    (98)       (80)

Net cash provided by financing activities        6,394      5,420

Net  increase  (decrease) in cash  and  cash     (266)      2,671
equivalents
Cash  and  cash equivalents at beginning  of     8,748      6,077
year

Cash and cash equivalents at end of year        $8,482     $8,748

Interest paid                                   $4,231     $3,927

Income taxes paid                                 $389       $519

Foreclosed    real   estate   acquired    in       $38        $43
satisfaction of loans
(1)  Summary of Significant Accounting Policies

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

(f) Securities available for sale - Securities available for sale consist of bonds and notes not classified as held to maturity. Unrealized holding gains and losses, net of tax, on these securities are reported as accumulated other comprehensive income in shareholders' equity. Gains and losses on the sale of securities available for sale are determined using the specific-identification method. Premiums and discounts are recognized in interest income using the interest method over the period to
  maturity.   Declines in the fair value of individual securities
  below their cost that are other than temporary result in write-
  downs  of  the individual securities to their fair value.   The
  related write-downs are included in earnings as realized losses.

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

(j) Fair values of financial instruments - In cases where quoted market prices of financial instruments are not available, fair values are based on estimates using present value or other
  valuation   techniques.   Those  techniques  are  significantly
  affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. The fair values of certain financial instruments and all nonfinancial instruments are not required to be disclosed. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company. The following methods and assumptions were used by the Company in estimating fair values of financial instruments:

   (1) Cash, due from banks, federal funds sold and interest-bearing deposits with banks. The carrying amount is a reasonable estimate of fair value.

   (2) Securities. Fair value is based on quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

   (3) Loans receivable. The fair value is estimated by discounting the estimated future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

   (4) Deposits. The fair value of demand, savings, NOW and money market accounts is the amount payable on demand at the reporting date. The fair value of fixed-maturity time deposits is estimated using the rates currently offered for deposits of similar remaining maturities.

   (5)  Commitments to extend credit and standby letters of credit.
     If material, the fair value is estimated using the fees currently charged to enter into similar agreements, taking into account the
     remaining  terms  of  the  agreements  and  the   present
     creditworthiness of the counterparties. At December 31, 1998, the fair values of these instruments are not material.

(k) Income taxes - Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

(l) Net income per share - Net income per share of common stock has been computed on the basis of the weighted-average number of shares of common stock outstanding.

(m) Reclassifications - Certain reclassifications have been made to the prior year's financial statements, which have no effect on net income as previously reported, to conform to current year reporting.


(2)  Restrictions

The Bank is required to maintain average reserve balances by the Federal Reserve Bank. The average amounts of these reserves for the years ended December 31, 1998 and 1997 were $308,000 and $266,000, respectively.

In addition, prior approval of the Commissioner of the Louisiana Office of Financial Institutions is required for the Bank to pay dividends if the total of all dividends declared and paid during any one year would exceed the total of net profits of that year combined with the net profits from the immediately preceding year.


(3)  Investment Securities

The amortized costs and approximate fair values of investments in debt securities at December 31 follow (in thousands of dollars):
                                     December 31, 1998
                                      Gross     Gross
                            Amort-    Unreal-   Unreal-    Fair
                             ized      ized      ized
Securities  available  for   Cost     Gains     Losses    Value
sale

U. S. Treasury securities   $1,304      $  8      $  -    $1,312
U.  S. Government agencies   9,391        15         7     9,399
and corporations
Mortgage-backed securities  15,770        73        41    15,802
                           $26,465       $96       $48   $26,513

Securities     held     to
maturity

States    and    political  $7,402      $147      $  -    $7,549
subdivisions
Mortgage-backed securities     723         2         -       725
                            $8,125      $149      $  -    $8,274

Securities   pledged    to
secure public deposits
and for other purposes     $13,843                       $13,933

Securities  available  for           December 31, 1997
sale

U. S. Treasury securities   $2,211    $    3      $  4    $2,210
U.  S. Government agencies  14,457        30        13    14,474
and corporations
Mortgage-backed securities   8,578        90        36     8,632
                           $25,246      $123       $53   $25,316

Securities     held     to
maturity

U. S. Treasury securities   $1,001     $   -       $ -    $1,001
U.  S. Government agencies   1,399         -         -     1,399
and corporations
States    and    political   5,357        74         -     5,431
subdivisions
Mortgage-backed securities     572         -         4       568
                            $8,329       $74        $4    $8,399

Securities   pledged    to
secure public deposits
and for other purposes      $7,505                        $7,520

The scheduled maturities of securities available for sale and held to maturity at December 31, 1998 were as follows (in thousands of dollars):

                           Available for sale  Held to maturity
                            Amort-     Fair     Amort-     Fair
                             ized                ized
Contractual maturities       Cost     Value      Cost     Value

One year or less            $3,133    $3,143    $  894    $  900
After   one  year  through  17,174    17,224     5,184     5,271
five years
After  five years  through   5,675     5,661     1,982     2,036
ten years
After ten years                483       485        65        67

                           $26,465   $26,513    $8,125    $8,274

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. No securities were sold in 1998 and 1997.


(4)  Loans Receivable

The  components  of  loans  in  the  consolidated  statements  of financial  condition at December 31 were as follows (in thousands of dollars):
                                         1998       1997

Commercial                              $11,935    $10,020
Agricultural                              6,507      4,441
Real estate mortgage                     24,072     23,231
Consumer                                 11,117      9,760
Other                                        25         21
                                         53,656     47,473
Unearned income                           (536)      (485)
Allowance for loan losses               (1,001)      (937)

                                        $52,119    $46,051

An analysis of the change in the allowance for loan losses follows (in thousands of dollars):

                                         1998      1997

Balance at January 1                      $937      $859

Loans charged off                         (75)      (72)
Recoveries                                  36        22
  Net loans charged off                   (39)      (50)
Provision for loan losses                  103       128

Balance at December 31                  $1,001      $937

At December 31, 1998 and 1997, loans totaling $309,000 and $172,000 were classified as impaired. Of the total impaired loans at December 31, 1998 and 1997, $309,000 and $172,000 had a
related allowance for loan losses of $22,000 and $23,000, respectively. The average balances of these loans in 1998 and 1997 were approximately $318,000 and $255,000. In 1998 and 1997, interest income recognized on impaired loans was approximately $24,000 and $9,000, respectively. No commitments to loan additional funds to borrowers of impaired loans were outstanding at December 31, 1998.


(5)  Premises and Equipment

Components of premises and equipment included in the consolidated statements of financial condition at December 31 were as  follows
(in thousands of dollars):
                                         1998      1997
Cost:
Land                                    $  241    $  241
Buildings                                2,718     2,621
Furniture and equipment                    734       606
Automobiles                                 55        55
                                         3,748     3,523
Accumulated depreciation                 (769)     (585)

                                        $2,979    $2,938

The Company is the lessee of computer hardware and software under capital leases that expire in 2000 at which time the assets can be purchased for $1. The assets are recorded at a cost of $96,000. Amortization of the cost is over five years and is included in depreciation expense. The related capital lease payable is included in other liabilities and is being amortized over the lease term of three years at an average interest rate of 4.6%. Future minimum lease payments are $40,000 per year in the years 1998 through 2000.


(6)  Foreclosed Real Estate

Activity in the allowance for losses on foreclosed real estate is as follows (in thousands of dollars):

                                         1998      1997

Balance at January 1                      $  7      $ 16
Provision charged to income                  -         -
Charge-offs, net of recoveries             (7)       (9)
Balance at December 31                    $  -      $  7


(7)  Deposits

At December 31, 1998, the scheduled maturities of time deposits are as follows (in thousands of dollars):

                              $100,000    Other time
Year maturing                 and more     deposits

1999                           $19,910       $39,578
2000                             1,764         4,116
2001                             1,000         1,316
2002                                 -           213

                               $22,674       $45,223


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

At December 31, 1998 and 1997, commitments to extend credit totaled $5,917,000 and $4,435,000, respectively. These commitments are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

At December 31, 1998 and 1997, commitments under standby letters of credit totaled $267,000 and $286,000, respectively. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

The carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1998 are as follows (in thousands of dollars):

                              Carrying     Fair
                               Amount     Value
Financial assets
Cash and due from banks         $1,857    $1,857
Federal funds sold               6,625     6,625
Securities                      34,638    34,787
Loans receivable                52,119    52,229

Financial liabilities
Deposits                        93,931    94,213


(9)  Income Taxes

The consolidated provision for income taxes consisted of the following for the years ended December 31 (in thousands of dollars):

                                             1998     1997

Current expense                               $404     $448
Deferred expense (benefit)                     (6)     (26)

Income tax expense                            $398     $422

The effective tax rates differed from the statutory federal income tax rates as follows:

                                         1998       1997

Statutory federal income tax rate         34.0%      34.0%
Nontaxable income                        (7.9%)     (6.4%)
Nondeductible expenses                     2.1%       1.6%
Other                                    (0.2%)     (1.4%)

Effective tax rate                        28.0%      27.8%

Deferred tax assets and (liabilities) at December 31 consist of the following (in thousands of dollars):

                                             1998     1997

Net  (appreciation) of securities available  $(17)    $(24)
for sale
Allowance for loan losses                      156      134
Allowance for foreclosed real estate losses      -        3
Accumulated depreciation                     (113)     (89)
Deferred compensation payable                   46       36
Accreted discount on investments              (16)     (17)
Tax basis over book value of land               25       25

Deferred tax asset                             $81     $ 68

No valuation allowance was recorded to reduce the deferred tax asset at December 31, 1998 and 1997.


(10)  Related Parties

The Bank has entered into transactions with its directors, executive officers, significant shareholders, and their affiliates. The aggregate amount of loans to such related parties at December 31, 1998 and 1997 was $548,000 and $602,000,
respectively. During 1998, new loans to such related parties amounted to $485,000 and repayments amounted to $539,000. Deposits held by the Bank at December 31, 1998 and 1997 for related parties were $2,664,000 and $2,958,000, respectively. Fees paid for goods and services provided by related parties amounted to $10,000 in 1998 and $14,000 in 1997.


(11)  Commitments

At December 31, 1998 and 1997, the Bank had unused lines of credit with other banks which totaled $3,000,000 and $3,750,000.
The lines were unsecured and have variable interest rates based on the lending bank's daily federal funds rate.


(12)  Pension Plan

Effective January 1, 1997, the Bank offers a Savings Incentive Match Plan for Employees (SIMPLE) with no minimum age or years of service eligibility requirements. All employees who have earned at least $5,000 during one of the two preceding calendar years and are expected to earn at least $5,000 during the current calendar year are eligible to participate. Participants may elect to defer up to $6,000 of their compensation as elective contributions. The Bank is required to match employee contributions up to 3% of each employee's total compensation. The Bank contributions in 1998 and 1997 were $27,000 and $23,000, respectively.


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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier 1 capital, as defined in the regulations, to risk-weighted assets, as defined, and of Tier 1 capital to average assets, as defined. Management believes, as of December 31, 1998, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 1998, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain a total risk-based capital ratio of 10% or higher, Tier 1 risk-based capital ratio of 6% or higher, and Tier 1 leverage capital ratio of 5% or higher. No conditions or events have occurred since that notification that management believes have changed the Bank's category. The following table presents the Bank's actual capital amounts and ratios as of December 31 (dollars in thousands):

                              1998                1997
                        Amount     Ratio    Amount     Ratio

Total Capital (to Risk  $10,760    19.3%     $9,731    19.8%
Weighted Assets)

Tier  1  Capital   (to  $10,062    18.0%     $9,117    18.5%
Risk Weighted Assets)

Tier  1  Capital   (to  $10,062     9.7%     $9,117     9.5%
Average Assets)


(14)  Parent Company Statements

The financial statements of Citizens Bancshares, Inc. (parent company only) at December 31 and for the years then ended follow
(in thousands of dollars):

Statements of Financial Condition        1998       1997
                Assets
Investment in Citizens Bank, at equity  $10,375     $9,468
Cash and equivalents                          4          6
Total assets                            $10,379     $9,474
 Liabilities and Shareholders' Equity
Total liabilities                       $     -    $     -

Common stock                                575        575
Additional paid-in capital                  825        825
Retained earnings                         8,952      8,027
Treasury stock                              (6)          -
Accumulated other comprehensive income       33         47
Total shareholders' equity               10,379      9,474
Total  liabilities  and  shareholders'  $10,379     $9,474
equity
Statements of Income
                Income
Equity in undistributed net income  of   $  921     $1,013
Citizens Bank
Dividends received from Citizens Bank       105         86
Total income                              1,026      1,099
               Expenses
Other expense                                 3          5
Total expenses                                3          5
Net income                               $1,023     $1,094

Statements of Cash Flows

Cash flows from operating activities
Net income                               $1,023     $1,094
Adjustments to reconcile net income to
net   cash   provided   by   operating
activities:
Equity in undistributed net income  of    (921)    (1,013)
Citizens Bank
Net   cash   provided   by   operating      102         81
activities

Cash flows from investing activities          -          -

Cash flows from financing activities
Purchase of treasury stock                  (6)          -
Dividends paid                             (98)       (80)
Net    cash    (used)   by   financing    (104)       (80)
activities

Net  increase (decrease) in  cash  and      (2)          1
equivalents
Cash  and equivalents at beginning  of        6          5
year
Cash and equivalents at end of year     $     4    $     6


(15)  Bank Subsidiary Statements

The statements of financial condition and income of Citizens Bank
(bank  only)  at December 31 and for the years then ended  follow
(in thousands of dollars):

Statements of Financial Condition         1998       1997

                Assets
Cash and due from banks                   $1,857     $1,848
Federal funds sold                         6,625      6,900
Interest-bearing deposits with banks       5,142      4,758
Investment securities                     34,638     33,645
Loans receivable                          52,119     46,051
Accrued interest receivable                  940        960
Premises and equipment                     2,979      3,064
Foreclosed real estate                         -         14
Deferred tax asset                            81         68
Other assets                                 743        649
Total assets                            $105,124    $97,957

 Liabilities and Shareholder's Equity
Deposits                                 $93,935    $87,440
Accrued interest payable                     557        568
Accrued expenses and other liabilities       257        481
Common stock                                 575        575
Additional paid-in capital                 4,000      4,000
Retained earnings                          5,767      4,846
Accumulated other comprehensive income        33         47
Total  liabilities  and  shareholder's  $105,124    $97,957
equity

Statements of Income

Interest income
Loans                                     $4,768     $4,384
Investment securities                      1,905      2,176
Federal funds sold                           498        327
Deposits with banks                          302        238
Total interest income                      7,473      7,125
Interest expense                           4,220      3,956
Net interest income                        3,253      3,169
Provision for loan losses                    103        128
Net  interest  income after  provision     3,150      3,041
for loan losses

Noninterest income                           625        580
Noninterest expense                        2,351      2,101
Income tax expense                           398        422

Net income                                $1,026     $1,098
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

As of December 31, 1998, the Company and the Bank had approximately 45 full-time equivalent employees. The Company has no salaried employees, although certain executive officers hold parallel positions with the Bank. No employees are represented by unions or other bargaining units, and management considers its relations with employees to be satisfactory.


MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Citizens Bancshares, Inc. stock is not listed on any stock exchange or over-the-counter market. The transaction prices listed below reflect only a limited number of transactions that have come to the attention of management. No assurance can be given that such prices represent the actual market value of the Company's common stock. At December 31, 1998, there were 464 holders of record of the Company's common stock.

                                   1998            1997
Per share stock transactions    High   Low      High   Low

First Quarter                   $40    $18      $18    $15
Second Quarter                  $40    $20      $20    $15
Third Quarter                   $40    $40      $40    $18
Fourth Quarter                  $40    $40      $40    $18

Dividends per share                $0.85          $0.70

AVAILABILITY OF ANNUAL REPORT ON FORM 10-KSB

The annual report of Citizens Bancshares, Inc. and subsidiary as filed with the Securities and Exchange Commission of Form 10-KSB is available on request to any shareholder free of charge by writing to Carl Fontenot, President, Citizens Bancshares, Inc., Post Office Box 598, Ville Platte, Louisiana, 70586.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and executive officers of the Company and its only subsidiary, Citizens Bank, their principal occupations and the year each of the directors took office are as follows:

Name                             Principal Occupation

Curley Courville                 Director of the Bank since 1975, Director
                                 of the Company since 1983; Retired investor.

Carl W. Fontenot                 Director of the Bank since 1975; Director
                                 of the Company since 1983; President and CEO of the Bank and the Company.

Eugene S. Fontenot               Director of the Bank since 1975; Director
                                 and Secretary of the Company since 1983;
                                 Owner and President of Euco Finance Company,
                                 Inc.

J. Jake Fontenot                 Director of the Bank since 1975; Director
                                 of the Company since 1983; Attorney at Law.

Otis Fontenot                    Director of the Bank since 1975; Director
                                 of the Company since 1983; Retired planter.

Fredrick Phillips                Director of the Bank since 1975; Director
                                 of the Company since 1983; Owner of F.
                                 Phillips General Contractors, Inc.

J.B. Veillon                     Director and Vice President of the Bank
                                 since 1975; Director and Vice President of the Company since 1983; Retired retailor.

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

Wayne Vidrine                    Executive Vice President and Cashier of the
                                 Bank.  Treasurer of the Company.

Stephen P. Mayeux                Senior Vice President of the Bank.