Form 10KSB, Exhibit 13
period 1999-12-31
CITIZENS BANCSHARES INC /LA/
filed 2000-03-10
CIK 715762

Citizens Bancshares, Inc.

                          Annual Report

                              1999

                                        PRESIDENT'S MESSAGE

March 13, 2000


Dear Shareholder:

The Board of Directors and Management thank you, our loyal shareholders, for the support and confidence you have continually entrusted to Citizens Bank and in us.

Citizens Bancshares and Citizens Bank have experienced another year of significant growth and excellent earnings. For the year ended December 31, 1999, assets increased $8,000,000 to approximately $113,000,000 with related increases in loans, deposits, and equity positions. Cash dividends paid to Holding Company shareholders totaled $1.00 per share (an increase of $17.60% over 1998 dividends). With the continued commitment to serve the banking needs of Evangeline Parish, we expect continued Bank growth and increases in the value of your investment.

Your Bank is positioned with the opportunity to offer new banking products and services into the new millennium such as telephone banking, internet banking, and nonbank products such as investment securities. These efforts are aimed at expanding the Bank's competitive stance as well as providing uninterrupted customer service into the new millennium.

All Board members, management, and employees remain committed to providing the best and most personal banking services possible.
This is our continuing pledge to you now and in the future.

Sincerely yours,



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

Citizen's Bank is a commercial banking institution formed in 1975 under the banking laws of the State of Louisiana. The Bank operates a main office located in the City of Ville Platte, Louisiana with branch facilities in the Town of Mamou, Louisiana and the Village of Pine Prairie, Louisiana. Citizens Bank offers a full range of services, including demand, savings, and time deposits, consumer, commercial, agricultural and real estate loans, safe deposit boxes and two credit card plans, VISA and MasterCard. Drive-through facilities are located at all banking locations, including a drive-through ATM machine at the Main Office in Ville Platte, Louisiana.


YEAR 2000

The Y2K Coordinator, Committee and the Bank's management and staff report that their planning, remediation, testing and monitoring efforts resulted in a smooth and uneventful transition to the Year 2000. Management feels that effective Y2K monitoring, continuous employee education and effective public education were all elements in securing a smooth Year 2000 transition. Public education such as the Y2K Outreach Program held in June 1999, direct mailings and several statement stuffers worked successfully to relieve public fear and answer questions.

Because of the critical nature of the Year 2000 issues to our business and to all of the financial services industry, Citizens Bank incurred expense charges related to Y2K throughout 1999 in anticipation of possible costs associated with Year 2000 compliance. In conjunction with the construction of the new bank building, most equipment was updated and replaced in 1997 and 1998, and Y2K expenses were kept to a minimum. Y2K costs in 1999 were less than $10,000.

Efforts are continuing to ensure that remaining Y2K concerns (such as month-end transition, leap-year processing, quarter-end transition and year-end reporting) will all be accomplished in the same manner. These efforts will be reported by management to the Audit Committee and the Board of Directors in the form of a Year 2000 Status Progress Report.


FINANCIAL CONDITION

Total  assets  increased by $8,083,000 to $113,207,000,  a  7.69%
increase over the year-end 1998 total asset level. Management feels the bank will continue to grow in core deposits and loans in the future due to personal service provided by the employees.

Earning assets were 93.45% of total assets for year-end, which includes loans, investment securities, federal funds sold and deposits in other banks.

Lending is vital function of the bank and remains the primary source of income. With the available resources, the Bank will continue to make sound loans under the guidelines of our written Loan Policy and Community Reinvestment Act Policy. As of December 31, 1999, loans (net of the allowance for loan losses) increased $6,723,000 or 12.90%, which increased the Bank's loan to deposit ratio to 58.07%.

The Bank maintains an allowance for loan losses against which impaired or uncollectible loans are charged. The balance in the allowance for loan losses was $1,029,000 as of December 31, 1999, which represents 1.72% of total loans. Provisions to the allowance for loan losses that were charged to net income totaled $108,000. Management evaluates the adequacy of the allowance for loan losses on a monthly basis by monitoring the balance in total loans as well as the past due, nonaccrual, classified and other problem loans. Based on this evaluation, the allowance for loan losses is considered adequate to meet possible future charges for losses in the loan portfolio.

Citizen's Bank follows a close policy in evaluating past due loans and their placement in nonaccrual status, as required by the Bank's loan policy. The policy states that any loan delinquent for a period of ninety (90) days, unless the collateral supporting the loan is sufficient to cover the accrued interest in addition to the principal balance and in process of collection, will be placed in nonaccrual status. Such loans are not charged-off; however, interest is no longer accruing. Accrued interest is charged either against interest income or the allowance for possible loan losses at the time a loan becomes nonaccrual, depending on the reporting period in which such interest had accrued. Nonaccrual loans totaled $168,000 and loans past due ninety (90) days or more and still accruing interest totaled $107,000 for year ended December 31, 1999. Past due loans to total loans were 2.11% for the same period.

Another primary source of income is interest on investment securities. Citizen's Bank maintains a written investment policy. This Policy provides for investments that produce secondary income, as well as liquidity needs. Management follows its policy strictly to assure high-grade investments of bank quality. The Bank categorizes and accounts for these securities investments as "held to maturity" or "available for sale", as required by Financial Accounting Standards Board Statement #115. No investment securities are held in trading accounts. As of December 31, 1999, securities classified as held to maturity had an amortized cost of $9,901,000 and a fair value of $9,803,000. The securities classified as available for sale had an amortized cost of $26,090,000 and a market value of $25,568,000.

Deposits, both time and demand, represent the chief source of funds for the Bank. At the end of 1999, total deposits increased
$7,396,000 or 7.88%. Much of the increase is in Savings, NOW, Money Market deposits and other time deposits.


RESULTS OF OPERATIONS

The Company reported a net income of $1,131,000 or $9.85 per average share outstanding as of December 31, 1999. Net return on assets was 1.00% and net return on equity was 10.27%.

The Company's principal source of revenue is net interest income which is measured by the difference between interest income earned on loans and investments and interest expense incurred on deposits. The Company's net interest income for December 31, 1999 was $3,507,000, a $254,000 or 7.81% increase over 1998. On
December 31, 1999, the Company's net interest margin was 3.1%.

Noninterest income consists of service charges, fees on financial services, and investment securities transactions. On December 31, 1999, noninterest income was $730,000, a $105,000 increase from the previous year-end. The majority of this change is attributed to an increase in Service Charges of $93,000.

Noninterest expense increased by $218,000, or 9.26% which is due primarily to an increase in Salaries, which is in direct correlation with the growth in assets.


LIQUIDITY

The asset/liability management primary function is to assure adequate liquidity and maintain an appropriate spread between interest earning assets and interest bearing liabilities. Liquidity management involves the ability to meet cash flow requirements of customers who may be depositors wanting to withdraw funds or borrowers needing funds to meet their credit needs. The major components of the Bank's overall liquidity management capabilities and financial resources are (1) core deposits, (2) closely managed maturity structure of loans and deposits, (3) sale and maturity of assets (primarily investments securities) and, if necessary, (4) extensions of credit, including federal funds purchased and securities sold under repurchase agreements. With the Bank's asset/liability management program, most loan and deposit changes can be anticipated and provided for without an adverse impact on earnings. The Bank's liquidity ratio at December 31, 1999 was 38.94%.

CAPITAL ADEQUACY

As of December 31, 1999, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain a total risk-based capital ratio of 10% or higher, Tier 1 risk-based capital ratio of 6% or higher, and Tier 1 leverage capital ratio of 5% or higher. No conditions or events have occurred since that notification that management believes have changed the Bank's category. The Bank's actual and required capital amounts and ratios at December 31, 1999 are as follows (dollars in thousands):

                                                      To Be Well
                                                     Capitalized
                                                      under the
                                                        Prompt
                                     For Capital      Corrective
                                                        Action
                        Actual         Adequacy       Provisions
                                       Purposes
                    Amount   Ratio   Amount  Ratio   Amount  Ratio

Total Capital (to   $11,888   19.0%  $5,014    8.0%  $6,267   10.0%
Risk Weighted
Assets)

Tier 1 Capital (to  $11,102   17.7%  $2,507    4.0%  $3,760    6.0%
Risk Weighted
Assets)

Tier 1 Capital (to  $11,102    9.6%  $4,617    4.0%  $5,771    5.0%
Adjusted Total
Assets)

                  INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders of Citizens Bancshares, Inc.

We have audited the accompanying consolidated statements of financial condition of Citizens Bancshares, Inc. and its subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Citizens Bancshares, Inc. and its subsidiary as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


Basil M. Lee And Company


Baton Rouge, Louisiana
January 14, 2000
CITIZENS BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 1999 AND 1998
(In thousands of dollars)

                                              1999        1998
                  Assets

Cash and due from banks (Note 2)              $2,423      $1,857
Federal funds sold                             6,225       6,625
   Cash and cash equivalents                   8,648       8,482
Interest-bearing deposits with banks           5,250       5,142
Securities available for sale, at fair        25,568      26,513
values (Note 3)
Securities held to maturity, fair values       9,901       8,125
of $9,803 in 1999 and $8,274 in 1998 (Note
3)
Loans receivable, net of allowance for        58,842      52,119
loan losses of $1,029 in 1999 and $1,001
in 1998 (Note 4)
Accrued interest receivable                    1,040         940
Premises and equipment (Note 5)                2,924       2,979
Foreclosed real estate (Note 6)                   50           -
Deferred tax asset (Note 9)                      285          81
Other assets                                     699         743

  Total assets                              $113,207    $105,124


   Liabilities and Shareholders' Equity

Liabilities
  Demand deposits                           $ 10,256    $ 10,683
  Savings, NOW, and money-market deposits     16,729      15,351
  Time deposits $100,000 and more (Note 7)    24,665      22,674
  Other time deposits (Note 7)                49,677      45,223
    Total deposits                           101,327      93,931
Accrued interest payable                         604         557
Accrued expenses and other liabilities           258         257

  Total liabilities                          102,189      94,745

Shareholders' equity (Note 13)
   Common  stock,  $5 par  value,  300,000       575         575
shares  authorized, 115,000 shares  issued
and outstanding
  Additional paid-in capital                     825         825
  Retained earnings (Note 2)                   9,968       8,952
  Treasury stock at cost, 145 shares             (6)         (6)
  Accumulated other comprehensive income       (344)          33

  Total shareholders' equity                  11,018      10,379

    Total  liabilities  and  shareholders'  $113,207    $105,124
equity

CITIZENS BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 1999 AND 1998
(In thousands of dollars, except per share amounts)

                                              1999        1998
Interest income
  Loans receivable                            $5,273      $4,768
  Taxable securities                           1,557       1,601
  Tax-exempt securities                          377         304
  Federal funds sold                             459         498
  Deposits with banks                            292         302
    Total interest income                      7,958       7,473

Interest expense
  Deposits
      Savings,   NOW,   and   money-market       540         456
deposits
    Time deposits $100,000 and more            1,303       1,322
    Other time deposits                        2,605       2,437
  Other                                            3           5
      Total interest expense                   4,451       4,220

Net interest income                            3,507       3,253
Provision for loan losses (Note 4)               108         103

   Net interest income after provision for     3,399       3,150
loan losses

Noninterest income
  Service charges                                566         473
  Insurance commissions                          109          97
  Other income                                    55          55
    Total noninterest income                     730         625

Noninterest expense
  Salaries and employee benefits               1,520       1,345
  Occupancy and equipment expense                430         403
  Other expense                                  622         606
    Total noninterest expense                  2,572       2,354

Income before income taxes                     1,557       1,421
Income tax expense (Note 9)                      426         398

Net income                                    $1,131      $1,023

Net income per share of common stock           $9.85       $8.90

Average shares outstanding                   114,855     114,902

CITIZENS BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1999 AND 1998
(In thousands of dollars)


                                          Accumu-
                                           lated
                   Addi-                   Other    Total
                   tional
            Com-   Paid-   Retain- Treas- Compre-   Share-
             mon     in      ed     ury   hensive  holders'
            Stock  Capita  Earnin  Stock  Income    Equity
                     l       gs

Balance at   $575    $825  $8,027  $   -   $   47  $  9,474
December
31, 1997

COMPRE-
HENSIVE
INCOME
Net income      -       -   1,023      -        -     1,023
for 1998
Other
compre-
hensive
income:
Unrealized      -       -       -      -     (14)      (14)
holding
loss    on
securities
arising
during
1998,  net
of  tax of
$7
TOTAL                                                 1,009
COMPRE-
HENSIVE
INCOME

Purchase        -       -       -    (6)        -       (6)
of stock
Cash            -       -    (98)      -        -      (98)
dividends
-$0.85 per
share

Balance at    575     825   8,952    (6)       33    10,379
December
31, 1998

COMPRE-
HENSIVE
INCOME
Net income      -       -   1,131      -        -     1,131
for 1999
Other
comprehens
ive
income:
Unrealized      -       -       -      -    (377)     (377)
holding
loss    on
securities
arising
during
1999,  net
of  tax of
$194
TOTAL                                                   754
COMPRE-
HENSIVE
INCOME

Cash            -       -   (115)      -        -     (115)
dividends
-$1.00 per
share

Balance at   $575    $825  $9,968   $(6)   $(344)   $11,018
December
31, 1999
CITIZENS BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1999 AND 1998
(In thousands of dollars)
                                             1999        1998

Cash flows from operating activities
Net income                                   $1,131      $1,023
Adjustments to reconcile net income to net
cash provided by
operating activities:
Deferred income tax (benefit)                  (10)         (6)
Depreciation                                    194         184
Provision for loan losses                       108         103
Net amortization of securities                   62          39
(Increase)  decrease in  accrued  interest    (100)          20
receivable
Decrease in other assets                         44          32
Increase  (decrease) in  accrued  interest       47        (11)
payable
Increase  (decrease) in  accrued  expenses        1       (225)
and other liabilities

Net cash provided by operating activities     1,477       1,159

Cash flows from investing activities
Net    (increase)    in   interest-bearing    (108)       (384)
deposits with banks
Purchases of securities available for sale (8,792) (24,658) Maturities of securities available for 9,101 23,021 sale
Purchases of securities held to maturity    (2,823)     (3,698)
Maturities of securities held to maturity     1,050       4,282
Net (increase) in loans                     (6,912)     (6,209)
Sales of foreclosed real estate                  31          52
Purchases of premises and equipment           (139)       (225)

Net cash (used) by investing activities     (8,592)     (7,819)

Cash flows from financing activities
Net increase in deposits                      7,396       6,498
Purchase of treasury stock                        -         (6)
Dividends paid                                (115)        (98)

Net cash provided by financing activities     7,281       6,394

Net  increase (decrease) in cash and  cash      166       (266)
equivalents
Cash and cash equivalents at beginning  of    8,482       8,748
year

Cash and cash equivalents at end of year    $ 8,648     $ 8,482

Interest paid                               $ 4,404     $ 4,231

Income taxes paid                           $   409     $   389

Foreclosed   real   estate   acquired   in  $    81     $    38
satisfaction of loans
(1)  Summary of Significant Accounting Policies

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

   (5)  Commitments to extend credit and standby letters of credit.
     If material, the fair value is estimated using the fees currently charged to enter into similar agreements, taking into account the
     remaining  terms  of  the  agreements  and  the   present
     creditworthiness of the counterparties. At December 31, 1999 and 1998, the fair values of these instruments are not material.

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

(2)  Restrictions

The  Bank is required to maintain reserve balances by the Federal
Reserve  Bank.   The average amounts of these  reserves  for  the
years ended December 31, 1999 and 1998 were $330,000 and $308,000, respectively.

In addition, prior approval of the Commissioner of the Louisiana Office of Financial Institutions is required for the Bank to pay dividends if the total of all dividends declared and paid during any one year would exceed the total of net profits of that year combined with the net profits from the immediately preceding year.


(3)  Investment Securities

The amortized costs and approximate fair values of investments in debt securities at December 31 follow (in thousands of dollars):
                                    December 31, 1999
                                     Gross     Gross
                          Amort-     Unreal-   Unreal-    Fair
                           ized       ized      ized
Securities available for   Cost      Gains     Losses     Value
sale

U.S. Government agencies  $14,635     $   -      $415    $14,220
and corporations
Mortgage-backed            11,455        30       137     11,348
securities
                          $26,090       $30      $552    $25,568

Securities    held    to
maturity

U.S. Government agencies  $   500     $   -    $    4    $   496
and corporations
States   and   political    8,777        25       114      8,688
subdivisions
Mortgage-backed               624         -         5        619
securities
                           $9,901       $25      $123     $9,803

Securities  pledged   to  $15,847                        $15,588
secure  public  deposits
and for other purposes

Securities available for            December 31, 1998
sale

U.S. Treasury securities   $1,304      $  8      $  -     $1,312
U.S. Government agencies    9,391        15         7      9,399
and corporations
Mortgage-backed            15,770        73        41     15,802
securities
                          $26,465       $96       $48    $26,513

Securities    held    to
maturity

States   and   political   $7,402      $147      $  -     $7,549
subdivisions
Mortgage-backed               723         2         -        725
securities
                           $8,125      $149      $  -     $8,274

Securities  pledged   to  $13,843                        $13,933
secure  public  deposits
and for other purposes

The scheduled maturities of securities available for sale and held to maturity at December 31, 1999 were as follows (in thousands of dollars):
                          Available for sale   Held to maturity
                          Amort-      Fair      Amort-     Fair
                           ized                  ized
Contractual maturities     Cost       Value      Cost     Value

One year or less           $1,773     $1,736    $1,731    $1,728
After  one year  through   22,813     22,342     5,909     5,878
five years
After five years through    1,504      1,490     2,261     2,197
ten years

                          $26,090    $25,568    $9,901    $9,803

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. No securities were sold in 1999 and 1998.


(4)  Loans Receivable

The  components  of  loans  in  the  consolidated  statements  of financial  condition at December 31 were as follows (in thousands of dollars):
                                         1999       1998

Commercial                              $15,346    $11,935
Agricultural                              6,687      6,507
Real estate mortgage                     25,544     24,072
Consumer                                 12,731     11,117
Other                                        22         25
                                         60,330     53,656
Unearned income                           (459)      (536)
Allowance for loan losses               (1,029)    (1,001)

                                        $58,842    $52,119

An analysis of the change in the allowance for loan losses follows (in thousands of dollars):

                                         1999      1998

Balance at January 1                    $1,001      $937

Loans charged off                        (104)      (75)
Recoveries                                  24        36
  Net loans charged off                   (80)      (39)
Provision for loan losses                  108       103

Balance at December 31                  $1,029    $1,001

At December 31, 1999 and 1998, loans totaling $684,000 and $309,000 were classified as impaired. Of the total impaired loans at December 31, 1999 and 1998, $684,000 and $309,000 had a
related allowance for loan losses of $64,000 and $22,000, respectively. The average balances of these loans in 1999 and 1998 were approximately $716,000 and $318,000. In 1999 and 1998, interest income recognized on impaired loans was approximately $48,000 and $24,000, respectively. No commitments to loan additional funds to borrowers of impaired loans were outstanding at December 31, 1999.

(5)  Premises and Equipment

Components of premises and equipment included in the consolidated statements of financial condition at December 31 were as  follows
(in thousands of dollars):
                                         1999      1998
Cost:
Land                                      $342      $241
Buildings                                2,728     2,718
Furniture and equipment                    762       734
Automobiles                                 55        55
                                         3,887     3,748
Accumulated depreciation                 (963)     (769)

                                        $2,924    $2,979

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


(6)  Foreclosed Real Estate

Activity in the allowance for losses on foreclosed real estate is as follows (in thousands of dollars):

                                         1999      1998

Balance at January 1                      $  -      $  7
Provision charged to income                  -         -
Charge-offs, net of recoveries               -       (7)
Balance at December 31                    $  -      $  -


(7)  Deposits

At December 31, 1999, the scheduled maturities of time deposits are as follows (in thousands of dollars):

                                     $100,000     Other
                                                   time
Year maturing                        and more    deposits

2000                                  $20,285     $42,749
2001                                    3,663       5,755
2002                                      717       1,130
2003                                        -           -
2004 and thereafter                         -          43

                                      $24,665     $49,677



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

At December 31, 1999 and 1998, commitments to extend credit totaled $8,103,000 and $5,917,000, respectively. These commitments are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

At December 31, 1999 and 1998, commitments under standby letters of credit totaled $190,000 and $267,000, respectively. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

The carrying amounts and estimated fair values of the Company's financial instruments at December 31 are as follows (in thousands of dollars):
                                 1999                1998
                          Carrying   Fair      Carrying   Fair
                           Amount    Value      Amount    Value
Financial assets
Cash and due from banks   $  2,423  $ 2,423    $  1,857  $ 1,857
Federal funds sold           6,225    6,225       6,625    6,625
Securities                  35,469   35,371      34,638   34,787
Loans receivable            58,842   58,324      52,119   52,229

Financial liabilities
Deposits                   101,327  101,576      93,931   94,213


(9)  Income Taxes

The consolidated provision for income taxes consisted of the following for the years ended December 31 (in thousands of dollars):

                                          1999     1998

Current expense                            $436     $404
Deferred expense (benefit)                 (10)      (6)

Income tax expense                         $426     $398


The effective tax rates differed from the statutory federal income tax rates as follows:

                                           1999      1998

Statutory federal income tax rate          34.0%     34.0%
Nontaxable income                         (8.7%)    (7.9%)
Nondeductible expenses                      2.1%      2.1%
Other                                        - %    (0.2%)

Effective tax rate                         27.4%     28.0%

Deferred tax assets and (liabilities) at December 31 consist of the following (in thousands of dollars):

                                           1999     1998

Net   depreciation   (appreciation)    of   $177    $(17)
securities available for sale
Allowance for loan losses                    165      156
Accumulated depreciation                   (121)    (113)
Deferred compensation payable                 57       46
Accreted discount on investments            (18)     (16)
Tax basis over book value of land             25       25

Deferred tax asset                          $285      $81

No valuation allowance was recorded to reduce the deferred tax asset at December 31, 1999 and 1998.


(10)  Related Parties

The Bank has entered into transactions with its directors, executive officers, significant shareholders, and their affiliates. The aggregate amount of loans to such related parties at December 31, 1999 and 1998 was $553,000 and $548,000,
respectively. During 1999, new loans to such related parties amounted to $401,000 and repayments amounted to $396,000. Deposits held by the Bank at December 31, 1999 and 1998 for related parties were $3,504,000 and $2,664,000, respectively. Fees paid for goods and services provided by related parties amounted to $12,000 in 1999 and $10,000 in 1998.


(11)  Commitments

At December 31, 1999 and 1998, the Bank had unused lines of credit with other banks which totaled $3,500,000 and $3,000,000, respectively. The lines were unsecured and have variable interest rates based on the lending bank's daily federal funds rate.

In addition, the Bank may make advances from the Federal Reserve Bank of Atlanta's discount window. At December 31, 1999, no advances were outstanding. A pledge of collateral, such as investment securities and loans, is necessary before the Bank may borrow from the discount window.


(12)  Pension Plan

Effective January 1, 1997, the Bank offers a Savings Incentive Match Plan for Employees (SIMPLE) with no minimum age or years of service eligibility requirements. All employees who have earned at least $5,000 during one of the two preceding calendar years and are expected to earn at least $5,000 during the current calendar year are eligible to participate. Participants may elect to defer up to $6,000 of their compensation as elective contributions. The Bank is required to match employee contributions up to 3% of each employee's total compensation. The Bank contributions in 1999 and 1998 were $33,000 and $27,000, respectively.

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier 1 capital, as defined in the regulations, to risk-weighted assets, as defined, and of Tier 1 capital to average assets, as defined. Management believes, as of December 31, 1999, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 1999, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain a total risk-based capital ratio of 10% or higher, Tier 1 risk-based capital ratio of 6% or higher, and Tier 1 leverage capital ratio of 5% or higher. No conditions or events have occurred since that notification that management believes have changed the Bank's category. The Bank's actual and required capital amounts and ratios are as follows (dollars in thousands):

                                                    To Be Well
                                                    Capitalized
                                                     under the
                                                      Prompt
                                    For Capital     Corrective
                                                      Action
                       Actual         Adequacy      Provisions
                                      Purposes
At December 31,   Amount   Ratio   Amount  Ratio   Amount  Ratio
1999

Total Capital (to $11,888   19.0%  $5,014    8.0%  $6,267  10.0%
Risk Weighted
Assets)

Tier 1 Capital    $11,102   17.7%  $2,507    4.0%  $3,760   6.0%
(to Risk Weighted
Assets)

Tier 1 Capital    $11,102    9.6%  $4,617    4.0%  $5,771   5.0%
(to Adjusted
Total Assets)

At December 31,
1998

Total Capital (to $10,760   19.3%  $4,466    8.0%  $5,582  10.0%
Risk Weighted
Assets)

Tier 1 Capital    $10,062   18.0%  $2,233    4.0%  $3,349   6.0%
(to Risk Weighted
Assets)

Tier 1 Capital    $10,062    9.7%  $4,134    4.0%  $5,168   5.0%
(to Adjusted
Total Assets)

(14)  Parent Company Statements

The financial statements of Citizens Bancshares, Inc. (parent company only) at December 31 and for the years then ended follow
(in thousands of dollars):

Statements of Financial Condition           1999       1998
                 Assets
Investment in Citizens Bank, at equity     $11,011    $10,375
Cash and equivalents                             7          4
Total assets                               $11,018    $10,379
  Liabilities and Shareholders' Equity
Total liabilities                            $   -      $   -

Common stock                                   575        575
Additional paid-in capital                     825        825
Retained earnings                            9,968      8,952
Treasury stock                                 (6)        (6)
Accumulated other comprehensive income       (344)         33
Total shareholders' equity                  11,018     10,379
Total   liabilities   and   shareholders'  $11,018    $10,379
equity

Statements of Income
                 Income
Equity  in  undistributed net  income  of   $1,013     $  921
Citizens Bank
Dividends received from Citizens Bank          121        105
Total income                                 1,134      1,026
                Expenses
Other expense                                    3          3
Total expenses                                   3          3
Net income                                  $1,131     $1,023

Statements of Cash Flows

Cash flows from operating activities
Net income                                  $1,131     $1,023
Adjustments  to reconcile net  income  to
net cash provided
by operating activities:
Equity  in  undistributed net  income  of  (1,013)      (921)
Citizens Bank
Net cash provided by operating activities      118        102

Cash flows from investing activities             -          -

Cash flows from financing activities
Purchase of treasury stock                       -        (6)
Dividends paid                               (115)       (98)
Net cash (used) by financing activities      (115)      (104)

Net   increase  (decrease)  in  cash  and        3        (2)
equivalents
Cash and equivalents at beginning of year        4          6
Cash and equivalents at end of year        $     7    $     4

(15)  Bank Subsidiary Statements

The statements of financial condition and income of Citizens Bank
(bank  only)  at December 31 and for the years then ended  follow
(in thousands of dollars):

Statements of Financial Condition          1999        1998

                Assets
Cash and due from banks                    $2,423      $1,857
Federal funds sold                          6,225       6,625
Interest-bearing deposits with banks        5,250       5,142
Investment securities                      35,469      34,638
Loans receivable                           58,842      52,119
Accrued interest receivable                 1,040         940
Premises and equipment                      2,924       2,979
Foreclosed real estate                         50           -
Deferred tax asset                            285          81
Other assets                                  699         743
Total assets                             $113,207    $105,124

 Liabilities and Shareholder's Equity
Deposits                                 $101,334     $93,935
Accrued interest payable                      604         557
Accrued expenses and other liabilities        258         257
Common stock                                  575         575
Additional paid-in capital                  4,000       4,000
Retained earnings                           6,780       5,767
Accumulated other comprehensive income      (344)          33
Total   liabilities  and  shareholder's  $113,207    $105,124
equity

Statements of Income

Interest income
Loans                                      $5,273      $4,768
Investment securities                       1,934       1,905
Federal funds sold                            459         498
Deposits with banks                           292         302
Total interest income                       7,958       7,473
Interest expense                            4,451       4,220
Net interest income                         3,507       3,253
Provision for loan losses                     108         103
Net interest income after provision for     3,399       3,150
loan losses

Noninterest income                            730         625
Noninterest expense                         2,569       2,351
Income tax expense                            426         398

Net income                                 $1,134      $1,026
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

As of December 31, 1999, the Company and the Bank had approximately 47 full-time equivalent employees. The Company has no salaried employees, although certain executive officers hold parallel positions with the Bank. No employees are represented by unions or other bargaining units, and management considers its relations with employees to be satisfactory.


MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Citizens Bancshares, Inc. stock is not listed on any stock exchange or over-the-counter market. The transaction prices listed below reflect only a limited number of transactions that have come to the attention of management. No assurance can be given that such prices represent the actual market value of the Company's common stock. At December 31, 1999, there were 472 holders of record of the Company's common stock.

                                  1999                1998
Per       share      stock   High      Low       High      Low
transactions

First quarter                $40       $40       $40       $18
Second quarter               $40       $40       $40       $20
Third quarter                $40       $40       $40       $40
Fourth quarter               $40       $40       $40       $40

Dividends per share              $1.00               $0.85


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

Directors and executive officers of the Company and its only subsidiary, Citizens Bank, their principal occupations and the year each of the directors took office are as follows:

Name                Principal Occupation

C. Brent Coreil     Practicing attorney and District  Attorney
                    of the Parish of Evangeline. Director of the Bank and the Company since January
                    2000.

E. J. Deville       Retired realtor and businessman.  Director
                    of the Bank since January 2000.

Bryan Fontenot      Farmer.   Director  of the  Bank  and  the
                    Company since January 2000.

Carl W. Fontenot    President  and  CEO of the  Bank  and  the
                    Company.  Director of the Bank since 1975.
                    Director of the Company since 1983.

Eugene S. Fontenot  Owner   and  President  of  Euco   Finance
                    Company,  Inc.  Director and Secretary  of
                    the   Bank   since  1975.   Director   and
                    Secretary of the Company since 1983.

Jules Hebert        President  of  Farmers Gas Company,  Inc.,
                    propane   and   butane  gas   distributor.
                    Director of the Bank since 1980. Director of the Company since 1983.

Stephen P. Mayeux   Senior Vice President of the Bank.

Anita     Fontenot  Public  Relations  and Education  Director
Melancon            for Savoy Medical Center.  Director of the
                    Bank and the Company since January 2000.

Fredrick Phillips   General contractor.  Director of the  Bank
                    since 1975.  Director of the Company since
                    1983.

Brod Veillon        Commander of Louisiana Air National Guard.
                    Director of the Bank and the Company since
                    January 2000.

Wayne Vidrine       Executive  Vice President and  Cashier  of
                    the   Bank.   Treasurer  of  the  Company.
                    Director of the Bank since January 2000.

Joseph West         General    and   residential   contractor.
                    Director of the Bank since January 2000.

Roderick Young      Businessman and investor.  Director of the
                    Bank since 1977. Director of the Company since 1983.