Form 10KSB, Exhibit 13
period 2000-12-31
CITIZENS BANCSHARES INC /LA/
filed 2001-03-13
CIK 715762

Citizens Bancshares, Inc.

                          Annual Report

                              2000


President's Message

March  2001


Dear Shareholder:

As we report the close of another successful year, the Board of Directors and Management thank you for the support and confidence you have entrusted in Citizens Bank and to us.

The accompanying financial reports attest to another year of continuing growth and excellent earnings. These financial statements show that, for the year ended December 31, 2000, assets increased by about $5,000,000.00 to a new year-end high of $118,000,000.00. Based on increased earnings, an improved capital position, and continued high asset quality, cash
dividends  paid  to  you  increased  by  20  percent  over   1999
dividends.

To improve services to our customers, Citizens Bank invested in improvements to Bank properties and equipment. These improvements included extensive renovations to the Pine Prairie Branch to improve drive-up teller access and customer parking, installation of an ATM machine and related services for the Mamou Branch, and the addition of 24-hour automated telephone banking system at the Ville Platte office to serve all Bank customers.

Citizens Bank has recently adopted a Privacy Act Policy Statement which affirms the Bank's commitment to protecting the privacy of all who do business with the Bank, including its customers, suppliers, and stockholders. Under the policy, Citizens Bank will disclose information to unaffiliated third parties only as authorized, required, or permitted by law or banking regulation. The Bank will use a customer's personal identification information in our normal course of business, but this information will not be sold or distributed to other parties for marketing purposes.

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


FINANCIAL CONDITION

Total  assets  increased by $5,443,000 to $118,650,000,  a  4.80%
increase over the year-end 1999 total asset level. Management feels the bank will continue to grow in core deposits and loans in the future due to personal service provided by the employees.

Earning assets were 92.92% of total assets for year-end, which includes loans, investment securities, federal funds sold and deposits in other banks.

Lending is vital function of the bank and remains the primary source of income. With the available resources, the Bank will continue to make sound loans under the guidelines of our written Loan Policy and Community Reinvestment Act Policy. As of December 31, 2000, loans (net of the allowance for loan losses) increased $4,753,000 or 8.07%, which increased the Bank's loan to deposit ratio to 60.51%.

The Bank maintains an allowance for loan losses against which impaired or uncollectible loans are charged. The balance in the allowance for loan losses was $1,129,000 as of December 31, 2000, which represents 1.74% of total loans. Provisions to the allowance for loan losses that were charged to net income totaled $141,000. Management evaluates the adequacy of the allowance for loan losses on a monthly basis by monitoring the balance in total loans as well as the past due, nonaccrual, classified and other problem loans. Based on this evaluation, the allowance for loan losses is considered adequate to meet possible future charges for losses in the loan portfolio.

Citizen's Bank follows a close policy in evaluating past due loans and their placement in nonaccrual status, as required by the Bank's loan policy. The policy states that any loan delinquent for a period of ninety (90) days, unless the collateral supporting the loan is sufficient to cover the accrued interest in addition to the principal balance and in process of collection, will be placed in nonaccrual status. Such loans are not charged-off; however, interest is no longer accruing. Accrued interest is charged either against interest income or the allowance for possible loan losses at the time a loan becomes nonaccrual, depending on the reporting period in which such interest had accrued. Nonaccrual loans totaled $14,000 and loans past due ninety (90) days or more and still accruing interest totaled $150,000 for year ended December 31, 2000. Past due loans to total loans were 2.42% for the same period.

Another primary source of income is interest on investment securities. Citizen's Bank maintains a written investment policy. This Policy provides for investments that produce secondary income, as well as liquidity needs. Management follows its policy strictly to assure high-grade investments of bank quality. The Bank categorizes and accounts for these securities investments as "held to maturity" or "available for sale", as required by Financial Accounting Standards Board Statement #115. No investment securities are held in trading accounts. As of December 31, 2000, securities classified as held to maturity had an amortized cost of $7,928,000 and a fair value of $7,965,000. The securities classified as available for sale had an amortized cost of $28,174,000 and a market value of $28,258,000.

Deposits, both time and demand, represent the chief source of funds for the Bank. At the end of 2000, total deposits increased
$3,760,000 or 3.71%. Much of the increase is in Demand deposits and time deposits $100,000 and greater.


RESULTS OF OPERATIONS

The Company reported a net income of $1,220,000 or $10.62 per average share outstanding as of December 31, 2000. Net return on assets was 1.03% and net return on equity was 9.76%.

The Company's principal source of revenue is net interest income which is measured by the difference between interest income earned on loans and investments and interest expense incurred on deposits. The Company's net interest income for December 31, 2000 was $3,879,000, a $372,000 or 10.61% increase over 1999. On
December 31, 2000, the Company's net interest margin was 3.2%.

Noninterest income consists of service charges, fees on financial services, and investment securities transactions. On December 31, 2000, noninterest income was $787,000, a $57,000 increase from the previous year-end. The majority of this change is attributed to an increase in Service Charges of $50,000.

Noninterest expense increased by $251,000, or 9.76% which is due primarily to an increase in Salaries, which is in direct correlation with the growth in assets.


LIQUIDITY

The asset/liability management primary function is to assure adequate liquidity and maintain an appropriate spread between interest earning assets and interest bearing liabilities. Liquidity management involves the ability to meet cash flow requirements of customers who may be depositors wanting to withdraw funds or borrowers needing funds to meet their credit needs. The major components of the Bank's overall liquidity management capabilities and financial resources are (1) core deposits, (2) closely managed maturity structure of loans and deposits, (3) sale and maturity of assets (primarily investments securities) and, if necessary, (4) extensions of credit, including federal funds purchased and securities sold under repurchase agreements. With the Bank's asset/liability management program, most loan and deposit changes can be anticipated and provided for without an adverse impact on earnings. The Bank's liquidity ratio at December 31, 2000 was 40.29%.


CAPITAL ADEQUACY

As of December 31, 2000, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain a total risk-based capital ratio of 10% or higher, Tier 1 risk-based capital ratio of 6% or higher, and Tier 1 leverage capital ratio of 5% or higher. No conditions or events have occurred since that notification that management believes have changed the Bank's category. The Bank's actual and required capital amounts and ratios at December 31, 2000 are as follows (dollars in thousands):

                                                     To Be Well
                                                    Capitalized
                                                     under the
                                                       Prompt
                                     For Capital     Corrective
                                       Adequacy        Action
                        Actual         Purposes      Provisions
                    Amount   Ratio  Amount  Ratio  Amount  Ratio

Total Capital (to
Risk Weighted
Assets)             $13,051   19.2% $5,429    8.0% $6,787   10.0%

Tier 1 Capital (to
Risk Weighted
Assets)             $12,203   18.0% $2,713    4.0% $4,072    6.0%

Tier 1 Capital (to
Adjusted Total
Assets)             $12,203   10.3% $4,733    4.0% $5,916    5.0%





                  INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Shareholders of Citizens Bancshares, Inc.

We have audited the accompanying consolidated statements of financial condition of Citizens Bancshares, Inc. and its subsidiary as of December 31, 2000 and 1999, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Citizens Bancshares, Inc. and its subsidiary as of December 31, 2000 and 1999, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


Basil M. Lee And Company


Baton Rouge, Louisiana
January 16, 2001



CITIZENS BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2000 AND 1999
(In thousands of dollars)

                                               2000        1999
                  Assets

Cash and due from banks (Note 2)               $3,281      $2,423
Federal funds sold                              8,400       6,225
   Cash and cash equivalents                   11,681       8,648
Interest-bearing deposits with banks            2,080       5,250
Securities available for sale, at fair
values (Note 3)                                28,258      25,568
Securities held to maturity, fair values of
$7,965 in 2000 and $9,803 in 1999 (Note 3)      7,928       9,901
Loans receivable, net of allowance for loan
losses of $1,129 in 2000 and $1,029 in 1999
(Note 4)                                       63,595      58,842
Accrued interest receivable                     1,158       1,040
Premises and equipment (Note 5)                 2,891       2,924
Foreclosed real estate                            221          50
Deferred tax asset (Note 8)                       109         285
Other assets                                      729         699

  Total assets                               $118,650    $113,207

   Liabilities and Shareholders' Equity

Liabilities
  Demand deposits                             $11,310     $10,256
  Savings, NOW, and money-market deposits      15,343      16,729
  Time deposits $100,000 and more (Note 6)     28,663      24,665
  Other time deposits (Note 6)                 49,771      49,677
    Total deposits                            105,087     101,327
Accrued interest payable                          835         604
Accrued expenses and other liabilities            228         258

  Total liabilities                           106,150     102,189

Shareholders' equity (Note 12)
   Common  stock,  $5  par  value,  300,000
shares authorized, 115,000 shares issued
  and outstanding                                 575         575
  Additional paid-in capital                      825         825
  Retained earnings (Note 2)                   11,050       9,968
  Treasury stock at cost, 145 shares              (6)         (6)
  Accumulated other comprehensive income           56       (344)

  Total shareholders' equity                   12,500      11,018

    Total   liabilities  and  shareholders'
equity                                       $118,650    $113,207



CITIZENS BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2000 AND 1999
(In thousands of dollars, except per share amounts)

                                               2000        1999
Interest income
  Loans receivable                             $5,879      $5,273
  Taxable securities                            1,879       1,557
  Tax-exempt securities                           371         377
  Federal funds sold                              518         459
  Deposits with banks                             211         292
    Total interest income                       8,858       7,958

Interest expense
  Deposits
    Savings, NOW, and money-market deposits       598         540
    Time deposits $100,000 and more             1,577       1,303
    Other time deposits                         2,803       2,605
  Other                                             1           3
      Total interest expense                    4,979       4,451

Net interest income                             3,879       3,507
Provision for loan losses (Note 4)                141         108

   Net interest income after provision  for
loan losses                                     3,738       3,399

Noninterest income
  Service charges                                 616         566
  Insurance commissions                            89         109
  Other income                                     82          55
    Total noninterest income                      787         730

Noninterest expense
  Salaries and employee benefits                1,692       1,520
  Occupancy and equipment expense                 441         430
  Other expense                                   690         622
    Total noninterest expense                   2,823       2,572

Income before income taxes                      1,702       1,557
Income tax expense (Note 8)                       482         426

Net income                                     $1,220      $1,131

Net income per share of common stock           $10.62       $9.85

Average shares outstanding                    114,855     114,855




CITIZENS BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2000 AND 1999
(In thousands of dollars)


                                              Accumu-
                                               lated
                   Addi-                       Other       Total
                   tional                     Compre-      Share-
          Common  Paid-in Retained  Treasury  hensive     holders'
          Stock   Capital Earnings    Stock    Income      Equity

Balance
at
December
31, 1998    $575     $825   $8,952      $(6)        $33    $10,379

COMPRE-
HENSIVE
INCOME
Net
income
for 1999       -        -    1,131         -          -      1,131
Other
compre-
hensive
income:
Unreal-
ized
holding
loss   on
securi-
ties
arising
during
1999, net
of tax of
$194           -        -        -         -      (377)      (377)
TOTAL
COMPRE-
HENSIVE
INCOME                                                         754

Cash
dividends
-   $1.00
per share      -        -    (115)         -          -      (115)

Balance
at
December
31, 1999     575      825    9,968       (6)      (344)     11,018

COMPRE-
HENSIVE
INCOME
Net
income
for 2000       -        -    1,220         -          -      1,220
Other
compre-
hensive
income:
Unreal-
ized
holding
gain   on
securi-
ties
arising
during
2000, net
of tax of
$206           -        -        -         -        400        400
TOTAL
COMPRE-
HENSIVE
INCOME                                                       1,620

Cash
dividends
-   $1.20
per share      -        -    (138)         -          -      (138)

Balance
at
December
31, 2000    $575     $825  $11,050      $(6)        $56    $12,500




CITIZENS BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2000 AND 1999
(In thousands of dollars)
                                                 2000      1999

Cash flows from operating activities
Net income                                       $1,220    $1,131
Adjustments  to reconcile net  income  to  net
cash provided by operating activities:
Deferred income tax (benefit)                      (30)      (10)
Depreciation                                        197       194
Provision for loan losses                           141       108
Net (accretion) amortization of securities         (17)        62
(Increase) in accrued interest receivable         (118)     (100)
(Increase) decrease in other assets                (30)        44
Increase in accrued interest payable                231        47
Increase  (decrease) in accrued  expenses  and
other liabilities                                  (30)         1

Net cash provided by operating activities         1,564     1,477

Cash flows from investing activities
Net  decrease  (increase) in  interest-bearing
deposits with banks                               3,170     (108)
Purchases of securities available for sale      (5,906)   (8,792)
Maturities of securities available for sale       3,842     9,101
Purchases of securities held to maturity          (112)   (2,823)
Maturities of securities held to maturity         2,082     1,050
Net (increase) in loans                         (5,350)   (6,912)
Sales of foreclosed real estate                     285        31
Purchases of premises and equipment               (164)     (139)

Net cash (used) by investing activities         (2,153)   (8,592)

Cash flows from financing activities
Net increase in deposits                          3,760     7,396
Dividends paid                                    (138)     (115)

Net cash provided by financing activities         3,622     7,281

Net increase in cash and cash equivalents         3,033       166
Cash and cash equivalents at beginning of year    8,648     8,482

Cash and cash equivalents at end of year        $11,681    $8,648

Interest paid                                    $4,748    $4,404

Income taxes paid                                  $537      $409

Foreclosed    real    estate    acquired    in
satisfaction of loans                              $456       $81



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

   (5)  Commitments to extend credit and standby letters of credit.
     If material, the fair value is estimated using the fees currently charged to enter into similar agreements, taking into account the
     remaining  terms  of  the  agreements  and  the   present
     creditworthiness of the counterparties. At December 31, 2000 and 1999, the fair values of these instruments are not material.

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


(2)  Restrictions

The  Bank is required to maintain reserve balances by the Federal
Reserve Bank. The amounts of these reserves as of December 31, 2000 and 1999 were $299,000 and $339,000, respectively.

In addition, prior approval of the Commissioner of the Louisiana Office of Financial Institutions is required for the Bank to pay dividends if the total of all dividends declared and paid during any one year would exceed the total of net profits of that year combined with the net profits from the immediately preceding year.


(3)  Investment Securities

The amortized costs and approximate fair values of investments in debt securities at December 31 follow (in thousands of dollars):
                                      December 31, 2000
                                       Gross     Gross
                            Amort-    Unreal-   Unreal-
Securities  available   for  ized      ized      ized      Fair
sale                         Cost      Gains    Losses     Value

U.  S.  Government agencies
and corporations            $18,775      $153      $100   $18,828
Mortgage-backed securities    9,399        65        34     9,430
                            $28,174      $218      $134   $28,258

Securities held to maturity

U.  S.  Government agencies
and corporations            $   500      $  1     $   -   $   501
States     and    political
subdivisions                  7,233        65        29     7,269
Mortgage-backed securities      195         -         -       195
                             $7,928       $66       $29    $7,965

Securities    pledged    to
secure public deposits and
for other purposes          $12,447                       $12,433

                                     December 31, 1999
                                       Gross     Gross
                            Amort-    Unreal-   Unreal-
Securities  available   for  ized      ized      ized      Fair
sale                         Cost      Gains    Losses     Value

U.  S.  Government agencies $14,635     $   -      $415   $14,220
and corporations
Mortgage-backed securities   11,455        30       137    11,348
                            $26,090       $30      $552   $25,568

Securities held to maturity

U.  S.  Government agencies
and corporations            $   500     $   -    $    4   $   496
States     and    political
subdivisions                  8,777        25       114     8,688
Mortgage-backed securities      624         -         5       619
                             $9,901       $25      $123    $9,803
Securities    pledged    to
secure public deposits and
for other purposes          $15,847                       $15,588

The scheduled maturities of securities available for sale and held to maturity at December 31, 2000 were as follows (in thousands of dollars):

                           Available for sale   Held to maturity
                            Amort-              Amort-
                             ized      Fair      ized      Fair
Contractual maturities       Cost      Value     Cost      Value

One year or less             $3,074    $3,056    $1,488    $1,489
After one year through five
years                        25,100    25,202     5,287     5,298
After  five  years  through
ten years                         -         -     1,153     1,178

                            $28,174   $28,258    $7,928    $7,965

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. No securities were sold in 2000 and 1999.


(4)  Loans Receivable

The  components  of  loans  in  the  consolidated  statements  of financial  condition at December 31 were as follows (in thousands of dollars):
                                         2000       1999

Commercial                              $17,504    $15,346
Agricultural                              7,779      6,687
Real estate mortgage                     26,576     25,544
Consumer                                 13,160     12,731
Other                                        18         22
                                         65,037     60,330
Unearned income                           (313)      (459)
Allowance for loan losses               (1,129)    (1,029)

                                        $63,595    $58,842

An analysis of the change in the allowance for loan losses follows (in thousands of dollars):

                                         2000      1999

Balance at January 1                    $1,029    $1,001

Loans charged off                        (109)     (104)
Recoveries                                  68        24
  Net loans charged off                   (41)      (80)
Provision for loan losses                  141       108

Balance at December 31                  $1,129    $1,029

At December 31, 2000 and 1999, loans totaling $243,000 and $684,000 were classified as impaired. Of the total impaired loans at December 31, 2000 and 1999, $243,000 and $684,000 had a
related allowance for loan losses of $26,000 and $64,000, respectively. The average balances of these loans in 2000 and 1999 were approximately $249,000 and $716,000. In 2000 and 1999, interest income recognized on impaired loans was approximately $17,000 and $48,000, respectively. No commitments to loan additional funds to borrowers of impaired loans were outstanding at December 31, 2000.


(5)  Premises and Equipment

Components of premises and equipment included in the consolidated statements of financial condition at December 31 were as  follows
(in thousands of dollars):
                                         2000       1999
Cost:
Land                                       $342       $342
Buildings                                 2,858      2,828
Furniture and equipment                     685        662
Automobiles                                  39         55
Construction in progress                    103          -
                                          4,027      3,887
Accumulated depreciation                (1,136)      (963)

                                         $2,891     $2,924

The Company is the lessee of computer hardware and software under capital leases that expire in 2001 at which time the assets can be purchased for $1. The assets are recorded at a cost of $96,000. Amortization of the cost is over five years and is included in depreciation expense. The related capital lease payable is included in other liabilities and is being amortized over the lease term of three years at an average interest rate of 4.6%. Minimum lease payments are $40,000 per year in the years 1998 through 2000.


(6)  Deposits

At December 31, 2000, the scheduled maturities of time deposits are as follows (in thousands of dollars):

                                                  Other
                                     $100,000      time
Year maturing                        and more    deposits

2001                                  $23,967     $41,857
2002                                    3,847       5,760
2003                                      449       1,083
2004                                        -          40
2005 and thereafter                       400       1,031

                                      $28,663     $49,771


(7)  Financial Instruments

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

At December 31, 2000 and 1999, commitments to extend credit totaled $6,902,000 and $8,103,000, respectively. These commitments are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

At December 31, 2000 and 1999, commitments under standby letters of credit totaled $254,000 and $190,000, respectively. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

The carrying amounts and estimated fair values of the Company's financial instruments at December 31 are as follows (in thousands of dollars):
                                 2000              1999
                            Carry-            Carry-
                              ing     Fair      ing     Fair
                            Amount    Value   Amount    Value
Financial assets
Cash and due from banks      $3,281   $3,281   $2,423   $2,423
Federal funds sold            8,400    8,400    6,225    6,225
Securities                   36,186   36,223   35,469   35,371
Loans receivable             63,595   63,279   58,842   58,324

Financial liabilities
Deposits                    105,087  103,203  101,327  101,576


(8)  Income Taxes

The consolidated provision for income taxes consisted of the following for the years ended December 31 (in thousands of dollars):

                                             2000     1999

Current expense                               $512     $436
Deferred (benefit)                            (30)     (10)

Income tax expense                            $482     $426

The effective tax rates differed from the statutory federal income tax rates as follows:

                                              2000      1999

Statutory federal income tax rate             34.0%     34.0%
Nontaxable income                            (7.3%)    (8.7%)
Nondeductible expenses                         1.6%      2.1%

Effective tax rate                            28.3%     27.4%

Deferred tax assets and (liabilities) at December 31 consist of the following (in thousands of dollars):

                                             2000     1999

Net    depreciation    (appreciation)    of
securities available for sale                $(29)     $177
Allowance for loan losses                      199      165
Accumulated depreciation                     (116)    (121)
Deferred compensation payable                   68       57
Accreted discount on investments              (38)     (18)
Tax basis over book value of land               25       25

Deferred tax asset                           $ 109    $ 285

No valuation allowance was recorded to reduce the deferred tax asset at December 31, 2000 and 1999.


(9)  Related Parties

The Bank has entered into transactions with its directors, executive officers, significant shareholders, and their affiliates. The aggregate amount of loans to such related parties at December 31, 2000 and 1999 was $902,000 and $553,000,
respectively. During 2000, new loans to such related parties amounted to $1,128,000 and repayments amounted to $779,000.
Deposits held by the Bank at December 31, 2000 and 1999 for related parties were $2,253,000 and $3,504,000, respectively. Fees paid for goods and services provided by related parties amounted to $11,000 in 2000 and $12,000 in 1999.


(10)  Commitments

At December 31, 2000 and 1999, the Bank had unused lines of credit with other banks which totaled $5,300,000 and $3,500,000, respectively. The lines were unsecured and have variable interest rates based on the lending bank's daily federal funds rate.

In addition, the Bank may make advances from the Federal Reserve Bank of Atlanta's discount window. At December 31, 2000 and 1999, no advances were outstanding. A pledge of collateral, such as investment securities and loans, is necessary before the Bank may borrow from the discount window.


(11)  Pension Plan

Effective January 1, 1997, the Bank offers a Savings Incentive Match Plan for Employees (SIMPLE) with no minimum age or years of service eligibility requirements. All employees who have earned at least $5,000 during one of the two preceding calendar years and are expected to earn at least $5,000 during the current calendar year are eligible to participate. Participants may elect to defer up to $6,000 of their compensation as elective contributions. The Bank is required to match employee contributions up to 3% of each employee's total compensation. The Bank contributions in 2000 and 1999 were $33,000 and $33,000, respectively.


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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier 1 capital, as defined in the regulations, to risk-weighted assets, as defined, and of Tier 1 capital to average assets, as defined. Management believes, as of December 31, 2000, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2000, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain a total risk-based capital ratio of 10% or higher, Tier 1 risk-based capital ratio of 6% or higher, and Tier 1 leverage capital ratio of 5% or higher. No conditions or events have occurred since that notification that management believes have changed the Bank's category. The Bank's actual and required capital amounts and ratios are as follows (dollars in thousands):

                                                      To Be Well
                                                     Capitalized
                                                      under the
                                                        Prompt
                                       For Capital    Corrective
                                        Adequacy        Action
                         Actual         Purposes      Provisions
At December 31,
2000                Amount    Ratio Amount    Ratio Amount    Ratio
Total Capital (to
Risk Weighted
Assets)             $13,051   19.2%  $5,429    8.0%  $6,787   10.0%
Tier 1 Capital (to
Risk Weighted
Assets)             $12,203   18.0%  $2,713    4.0%  $4,072    6.0%
Tier 1 Capital (to
Adjusted Total
Assets)             $12,203   10.3%  $4,733    4.0%  $5,916    5.0%

At December 31,
1999
Total Capital (to
Risk Weighted
Assets)             $11,888   19.0%  $5,014    8.0%  $6,267   10.0%
Tier 1 Capital (to
Risk Weighted
Assets)             $11,102   17.7%  $2,507    4.0%  $3,760    6.0%
Tier 1 Capital (to
Adjusted Total
Assets)             $11,102    9.6%  $4,617    4.0%  $5,771    5.0%


(13)  Parent Company Statements

The financial statements of Citizens Bancshares, Inc. (parent company only) at December 31 and for the years then ended follow
(in thousands of dollars):

Statements of Financial Condition             2000       1999
                  Assets
Investment in Citizens Bank, at equity       $12,486    $11,011
Cash and equivalents                              14          7
Total assets                                 $12,500    $11,018

   Liabilities and Shareholders' Equity
Total liabilities                            $     -    $     -

Common stock                                     575        575
Additional paid-in capital                       825        825
Retained earnings                             11,050      9,968
Treasury stock                                   (6)        (6)
Accumulated other comprehensive income            56      (344)
Total shareholders' equity                    12,500     11,018
Total liabilities and shareholders' equity
                                             $12,500    $11,018

Statements of Income                          2000       1999
                  Income
Equity  in  undistributed  net  income   of   $1,075     $1,013
Citizens Bank
Dividends received from Citizens Bank            150        121
Total income                                   1,225      1,134
                 Expenses
Other expense                                      5          3
Total expenses                                     5          3
Net income                                    $1,220     $1,131

Statements of Cash Flows

Cash flows from operating activities
Net income                                    $1,220     $1,131
Adjustments to reconcile net income to  net
cash provided by operating
     activities:
Equity  in  undistributed  net  income   of  (1,075)    (1,013)
Citizens Bank
Net cash provided by operating activities
                                                 145        118

Cash flows from investing activities               -          -

Cash flows from financing activities
Dividends paid                                 (138)      (115)
Net cash (used) by financing activities        (138)      (115)

Net increase in cash and equivalents               7          3
Cash and equivalents at beginning of year
                                                   7          4
Cash and equivalents at end of year              $14         $7


(14)  Bank Subsidiary Statements

The statements of financial condition and income of Citizens Bank
(bank  only)  at December 31 and for the years then ended  follow
(in thousands of dollars):

Statements of Financial Condition              2000       1999

                   Assets
Cash and due from banks                         $3,281     $2,423
Federal funds sold                               8,400      6,225
Interest-bearing deposits with banks             2,080      5,250
Investment securities                           36,186     35,469
Loans receivable                                63,595     58,842
Accrued interest receivable                      1,158      1,040
Premises and equipment                           2,891      2,924
Foreclosed real estate                             221         50
Deferred tax asset                                 109        285
Other assets                                       729        699
Total assets                                  $118,650   $113,207

    Liabilities and Shareholder's Equity
Deposits                                      $105,101   $101,334
Accrued interest payable                           835        604
Accrued expenses and other liabilities             228        258
Common stock                                       575        575
Additional paid-in capital                       4,000      4,000
Retained earnings                                7,855      6,780
Accumulated other comprehensive income              56      (344)
Total liabilities and shareholder's equity
                                              $118,650   $113,207

Statements of Income

Interest income
Loans                                           $5,879     $5,273
Investment securities                            2,250      1,934
Federal funds sold                                 518        459
Deposits with banks                                211        292
Total interest income                            8,858      7,958
Interest expense                                 4,979      4,451
Net interest income                              3,879      3,507
Provision for loan losses                          141        108
Net interest income after provision for loan
losses                                           3,738      3,399

Noninterest income                                 787        730
Noninterest expense                              2,818      2,569
Income tax expense                                 482        426

Net income                                      $1,225     $1,134



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

As of December 31, 2000, the Company and the Bank had approximately 47 full-time equivalent employees. The Company has no salaried employees, although certain executive officers hold parallel positions with the Bank. No employees are represented by unions or other bargaining units, and management considers its relations with employees to be satisfactory.


MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Citizens Bancshares, Inc. stock is not listed on any stock exchange or over-the-counter market. The transaction prices listed below reflect only a limited number of transactions that have come to the attention of management. No assurance can be given that such prices represent the actual market value of the Company's common stock. At December 31, 2000, there were 476 holders of record of the Company's common stock.

                                  2000                1999
Per       share      stock
transactions                 High      Low       High      Low

First quarter                $50       $40       $40       $40
Second quarter               $40       $40       $40       $40
Third quarter                $40       $40       $40       $40
Fourth quarter               $40       $40       $40       $40

Dividends per share              $1.20               $1.00


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