Form 10KSB, Exhibit 13
period 2001-12-31
CITIZENS BANCSHARES INC /LA/
filed 2002-03-12
CIK 715762

Citizens Bancshares, Inc.
                     Ville Platte, Louisiana

                          Annual Report

                              2001

                                              President's Message

March 2002


Dear Shareholder:

In reporting to you the consolidated financial condition of Citizens Bancshares, Inc., the Board of Directors and Management thank you for the support and confidence you have entrusted in Citizens Bank and to us.

The accompanying financial reports show that the consolidated asset position as of December 31, 2001 totaled $131 million, an increase of $13 million over the total assets of the preceding year. The increased asset positions were accompanied by increases in deposits totaling $12 million resulting in total deposits of $117 million at the end of this reporting period. The consolidated earnings for the year totaled slightly over $1 million. Dividends paid to you for 2001 were 12.5 percent more than the preceding year.

Citizens Bank is a community bank with offices in Ville Platte, Mamou and Pine Prairie. The Bank's directors, officers and employees remain focused and dedicated to serving the banking needs of the communities and the surrounding areas, and to continuing the growth and success, which we have experienced. To accommodate this growth of the past several years, we have increased the size of the Ville Platte office, added internal data processing operations, added ATM and 24-hour telephone account information capabilities, and modernized the branches in Mamou and Pine Prairie.

All Board members, management, and employees remain committed to providing the best and most personal banking services possible to our customers and to you our shareholder. This is our continuing pledge to you now and in the future.

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

Citizen's Bank is a commercial banking institution formed in 1975 under the banking laws of the State of Louisiana. The Bank operates a main office located in the City of Ville Platte, Louisiana with branch facilities in the Town of Mamou, Louisiana and the Village of Pine Prairie, Louisiana. Citizens Bank offers a full range of services, including demand, savings, and time deposits, consumer, commercial, agricultural and real estate loans, safe deposit boxes and two credit card plans, VISA and MasterCard. Drive-through facilities are located at all banking locations, including drive-through ATM machines at the Main Office in Ville Platte, Louisiana and the Mamou branch in Mamou, Louisiana.


FINANCIAL CONDITION

Total  assets increased by $12,908,000 to $131,558,000, a  10.88%
increase over the year-end 2000 total asset level. Management feels the bank will continue to grow in core deposits and loans in the future due to personal service provided by the employees.

Earning assets were 93.38% of total assets for year-end, which includes loans, investment securities, federal funds sold and deposits in other banks.

Lending is a vital function of the bank and remains the primary source of income. With the available resources, the Bank will continue to make sound loans under the guidelines of our written Loan Policy and Community Reinvestment Act Policy. As of December 31, 2001, loans (net of the allowance for loan losses) increased $1,554,000 or 2.44%. The Bank's loan to deposit ratio decreased from 60.52% in 2000 to 55.67% in 2001.

The Bank maintains an allowance for loan losses against which impaired or uncollectible loans are charged. The balance in the allowance for loan losses was $1,177,000 as of December 31, 2001, which represents 1.77% of total loans. Provisions to the allowance for loan losses that were charged to net income totaled $100,000. Management evaluates the adequacy of the allowance for loan losses on a monthly basis by monitoring the balance in total loans as well as the past due, non-accrual, classified and other problem loans. Based on this evaluation, the allowance for loan losses is considered adequate to meet possible future charges for losses in the loan portfolio.

Citizen's Bank follows a close policy in evaluating past due loans and their placement in non-accrual status, as required by the Bank's loan policy. The policy states that any loan delinquent for a period of ninety (90) days, unless the collateral supporting the loan is sufficient to cover the accrued interest in addition to the principal balance and in process of collection, will be placed in non-accrual status. Such loans are not charged-off; however, interest is no longer accruing. Accrued interest is charged either against interest income or the allowance for possible loan losses at the time a loan is placed in non-accrual status, depending on the reporting period in which such interest had accrued. Non-accrual loans and loans past due ninety (90) days or more and still accruing interest totaled $0 and $117,000, respectively, as of December 31, 2001. Past due loans to total loans were 2.88% at year-end 2001.

Another primary source of income is interest on investment securities. Citizen's Bank maintains a written investment policy. This Policy provides for investments that produce secondary income, as well as liquidity needs. Management follows its policy strictly to assure high-grade investments of bank quality. The Bank categorizes and accounts for these securities investments as "held to maturity" or "available for sale", as required by Financial Accounting Standards Board Statement #115. No investment securities are held in trading accounts. As of December 31, 2001, securities classified as held to maturity had an amortized cost of $7,945,000 and a fair value of $8,070,000. The securities classified as available for sale had an amortized cost of $37,419,000 and a market value of $37,809,000.

Deposits, both time and demand, represent the chief source of funds for the Bank. At the end of 2001, total deposits increased $11,949,000 or 11.37%. Much of the increase occurred in money market deposit accounts (MMDA) and time deposits $100,000 and more.


RESULTS OF OPERATIONS

The Company reported a net income of $1,006,000 or $8.76 per average share outstanding as of December 31, 2001. Net return on assets was .76% and net return on equity was 7.42%.

The Company's principal source of revenue is net interest income, which is measured by the difference between interest income earned on loans and investments and interest expense incurred on deposits. The Company's net interest income for December 31, 2001 was $3,501,000, a $378,000 or 9.74% decrease from 2000. On
December 31, 2001, the Company's net interest margin was 2.75%.

Non-interest income consists of service charges, fees on financial services, and investment securities transactions. On December 31, 2001, non-interest income was $911,000, a $124,000 increase from the previous year-end. The majority of this change is attributed to gains on "Called" securities totaling $138,000.00.

Non-interest expense increased by $78,000, or 2.76% which is due primarily to an increase in Salaries, which is in direct correlation with the growth in assets.


LIQUIDITY

The asset/liability management primary function is to assure adequate liquidity and maintain an appropriate spread between interest earning assets and interest bearing liabilities. Liquidity management involves the ability to meet cash flow requirements of customers who may be depositors wanting to withdraw funds or borrowers needing funds to meet their credit needs. The major components of the Bank's overall liquidity management capabilities and financial resources are (1) core deposits, (2) closely managed maturity structure of loans and deposits, (3) sale and maturity of assets (primarily investments securities) and, if necessary, (4) extensions of credit, including federal funds purchased and securities sold under repurchase agreements. With the Bank's asset/liability management program, most loan and deposit changes can be anticipated and provided for without an adverse impact on earnings. The Bank's liquidity ratio at December 31, 2001 was 46.64%.


CAPITAL ADEQUACY

As of December 31, 2001, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain a total risk-based capital ratio of 10% or higher, Tier 1 risk-based capital ratio of 6% or higher, and Tier 1 leverage capital ratio of 5% or higher. No conditions or events have occurred since that notification that management believes have changed the Bank's category. The Bank's actual and required capital amounts and ratios at December 31, 2001 are as follows (dollars in thousands):
                                                    To be Well
                                                   Capitalized
                                                      under
                                                    the Prompt
                                    For Capital     Corrective
                                      Adequacy        Action
                        Actual        Purposes      Provisions
                    Amount  Ratio  Amount  Ratio  Amount  Ratio

Total Capital (to   $13,880  20.6%  $5,378   8.0%  $6,723  10.0%
Risk Weighted
Assets)
Tier 1 Capital (to  $13,036  19.4%  $2,689   4.0%  $4,033   6.0%
Risk Weighted
Assets)
Tier 1 Capital (to  $13,036   9.9%  $5,250   4.0%  $6,562   5.0%
Adjusted Total
Assets)





                  INDEPENDENT AUDITOR'S REPORT


     To the Board of Directors and Shareholders of Citizens Bancshares, Inc.

     We have audited the accompanying consolidated balance sheets of Citizens Bancshares, Inc. and its subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Citizens Bancshares, Inc. and its subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


     Roy Chenevert, CPA


     Baton Rouge, Louisiana
     February 5, 2002
CITIZENS BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2001 AND 2000
(In thousands of dollars)

                                               2001       2000
                  Assets

Cash and due from banks (Note 2)               $4,187      $3,281
Federal funds sold                              7,000       8,400
   Cash and cash equivalents                   11,187      11,681
Interest-bearing deposits with banks            4,952       2,080
Securities available for sale, at fair
values (Note 3)                                37,809      28,258
Securities held to maturity, fair values of
$8,070 in 2001 and $7,965 in 2000 (Note 3)      7,945       7,928
Loans receivable, net of allowance for loan
losses of $1,177 in 2001 and $1,129 in
2000 (Note 4)                                  65,149      63,595
Accrued interest receivable                       977       1,158
Premises and equipment (Note 5)                 2,814       2,891
Foreclosed real estate                            102         221
Deferred tax asset (Note 8)                        37         109
Other assets                                      586         729

  Total assets                               $131,558    $118,650

   Liabilities and Shareholders' Equity

Liabilities
  Demand deposits                             $12,807     $11,310
  Savings, NOW, and money-market deposits      18,538      15,343
  Time deposits $100,000 and more (Note 6)     33,847      28,663
  Other time deposits (Note 6)                 51,844      49,771
    Total deposits                            117,036     105,087
Accrued interest payable                          753         835
Accrued expenses and other liabilities            217         228

  Total liabilities                           118,006     106,150

Shareholders' equity (Note 12)
Common   stock,   $5  par  value,   300,000
shares authorized, 115,000 shares issued
and outstanding                                   575         575
Additional paid-in capital                        825         825
Retained earnings (Note 2)                     11,901      11,050
Treasury stock at cost, 145 shares                (6)         (6)
Accumulated other comprehensive income            257          56

  Total shareholders' equity                   13,552      12,500

 Total liabilities and shareholders' equity  $131,558    $118,650
CITIZENS BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2001 AND 2000
(In thousands of dollars, except per share amounts)

                                               2001       2000
Interest income
  Loans receivable                             $5,951     $5,879
  Taxable securities                            1,710      1,879
  Tax-exempt securities                           337        371
  Federal funds sold                              515        518
  Deposits with banks                             218        211
    Total interest income                       8,731      8,858

Interest expense
  Deposits
    Savings, NOW, and money-market deposits       535        598
    Time deposits $100,000 and more             1,857      1,577
    Other time deposits                         2,838      2,803
  Other                                             -          1
      Total interest expense                    5,230      4,979

Net interest income                             3,501      3,879
Provision for loan losses (Note 4)                100        141

Net interest income after provision for loan
losses                                          3,401      3,738

Noninterest income
  Service charges                                 558        616
  Insurance commissions                            91         89
  Gains on securities called                      138          -
  Other income                                    124         82
    Total noninterest income                      911        787

Noninterest expense
  Salaries and employee benefits                1,632      1,556
  Occupancy and equipment expense                 482        441
  Director fees                                   143        136
  Other expense                                   644        690
    Total noninterest expense                   2,901      2,823

Income before income taxes                      1,411      1,702
Income tax expense (Note 8)                       405        482

Net income                                     $1,006     $1,220

Net income per share of common stock          $  8.76     $10.62

Average shares outstanding                    114,855    114,855

CITIZENS BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2001 AND 2000
(In thousands of dollars)


                                               Accum-
                                               ulated
                  Addi-                         Other     Total
                 tional                        Compre-    Share-
         Common  Paid-in  Retained  Treasury   hensive   holders'
         Stock   Capital  Earnings   Stock     Income     Equity

Balance
at
December
31, 1999   $575     $825    $9,968      $(6)     $(344)   $11,018

COMPRE-
HENSIVE
INCOME
Net
income
for 2000      -        -     1,220         -          -     1,220
Other
compre-
hensive
income:
  Unreal-
ized
holding
loss  on
secur-
ities
arising
during
2000,
net   of
tax   of
$206          -        -         -         -        400       400
TOTAL
COMPRE-
HENSIVE
INCOME                                                      1,620

Cash
dividend
s      -
$1.20
per
share
              -        -     (138)         -          -     (138)

Balance
at
December
31, 2000    575      825    11,050       (6)         56    12,500

COMPRE-
HENSIVE
INCOME
Net
income
for 2001      -        -     1,006         -          -     1,006
Other
compre-
hensive
income:
Unreal-
ized
holding
gain  on
securi-
ties
arising
during
2001,
net   of
tax   of
$104          -        -         -         -        201       201
TOTAL
COMPRE-
HENSIVE
INCOME                                                      1,207

Cash
divi-
dends  -
$1.35
per
share         -        -     (155)         -          -     (155)

Balance
at
December
31, 2001   $575     $825   $11,901      $(6)       $257   $13,552

CITIZENS BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001 AND 2000
(In thousands of dollars)
                                              2001        2000

Cash flows from operating activities
Net income                                    $1,006      $1,220
Adjustments to reconcile net income to net
cash provided by
operating activities:
Deferred income tax (benefit)                   (32)        (30)
Depreciation                                     200         197
Provision for loan losses                        100         141
Gains on securities called                     (138)           -
Net (accretion) amortization of securities
                                                   8        (17)
(Increase)  decrease in  accrued  interest
receivable                                       181       (118)
(Increase) decrease in other assets              143        (30)
Increase  (decrease) in  accrued  interest
payable                                         (82)         231
(Decrease) in accrued expenses  and  other
liabilities                                     (11)        (30)

Net cash provided by operating activities      1,375       1,564

Cash flows from investing activities
Net   decrease  (increase)  in   interest-
bearing deposits with banks                  (2,872)       3,170
Purchases of securities available for sale
                                            (34,209)     (5,906)
Maturities,  prepayments  and   calls   of
securities available for sale                 25,070       3,842
Purchases of securities held to maturity     (1,480)       (112)
Maturities,  prepayments  and   calls   of
securities held to maturity                    1,486       2,082
Net (increase) in loans                      (1,799)     (5,350)
Sales of foreclosed real estate                  264         285
Purchases of premises and equipment            (123)       (164)

Net cash (used) by investing activities     (13,663)     (2,153)

Cash flows from financing activities
Net increase in deposits                      11,949       3,760
Dividends paid                                 (155)       (138)

Net cash provided by financing activities     11,794       3,622

Net  increase (decrease) in cash and  cash
equivalents                                    (494)       3,033
Cash and cash equivalents at beginning  of
year                                          11,681       8,648

Cash and cash equivalents at end of year     $11,187     $11,681

Interest paid                               $  5,312    $  4,748

Income taxes paid                               $418        $537

Foreclosed   real   estate   acquired   in
satisfaction of loans                           $145        $456
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

(e) Securities held to maturity - Bonds and notes for which the Bank has the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. Declines in the fair value of individual securities below cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

(f) Securities available for sale - Securities available for sale consist of bonds and notes not classified as held to maturity. Unrealized holding gains and losses, net of tax, on these securities are reported as accumulated other comprehensive income in shareholders' equity. Gains and losses on the sale of securities available for sale are determined using the specific-identification method. Premiums and discounts are recognized in interest income using the interest method over the period to
  maturity.   Declines in the fair value of individual securities
  below cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

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

   (5)  Commitments to extend credit and standby letters of credit.
     If material, the fair value is estimated using the fees currently charged to enter into similar agreements, taking into account the
     remaining  terms  of  the  agreements  and  the   present
     creditworthiness of the counterparties. At December 31, 2001 and 2000, the fair values of these instruments are not material.

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


(2) Restrictions

The  Bank is required to maintain reserve balances by the Federal
Reserve Bank. The amounts of these reserves as of December 31, 2001 and 2000 were $339,000 and $299,000, respectively.

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


(3) Investment Securities

The amortized costs and approximate fair values of investments in debt securities at December 31 follow (in thousands of dollars):

                                  December 31, 2001
                                  Gross     Gross
                        Amort-    Unrea    Unrea-
                         ized     lized     lized       Fair
Securities  available    Cost     Gains    Losses       Value
for sale

U.    S.   Government
agencies          and
corporations            $22,402     $347     $  90      $22,659
Mortgage-backed
securities               15,017      148        15       15,150
                        $37,419     $495      $105      $37,809

Securities  held   to
maturity

States  and political
subdivisions           $  7,945     $146     $  21     $  8,070

Securities pledged to
secure         public
deposits
    and   for   other
purposes                $11,879                         $12,145

                                  December 31, 2000
                                    Gross     Gross
                        Amort-      Unreal    Unreal
                         ized        ized      ized      Fair
Securities  available    Cost       Gains     Losses     Value
for sale

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

The scheduled maturities of securities available for sale and held to maturity at December 31, 2001 were as follows (in thousands of dollars):
                          Available for sale   Held to maturity
                         Amortiz      Fair     Amorti     Fair
                            ed                   zed
Contractual maturities     Cost       Value     Cost      Value

One year or less           $1,205     $1,226    $1,351    $1,365
After  one year  through   31,052     31,424     6,050     6,165
five years
After five years through    1,818      1,828       544       540
ten years
After ten years             3,344      3,331         -         -

                          $37,419    $37,809    $7,945    $8,070

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. No securities were sold in 2001 and 2000. During 2001, proceeds from securities called before maturity totaled $19,095,000 and resulted in gains of $138,000.


(4) Loans Receivable

The  components  of loans in the consolidated balance  sheets  at
December 31 were as follows (in thousands of dollars):
                                         2001       2000

Commercial                              $18,070    $17,504
Agricultural                              7,172      7,779
Real estate mortgage                     27,727     26,576
Consumer                                 13,520     13,160
Other                                        11         18
                                         66,500     65,037
Unearned income                           (174)      (313)
Allowance for loan losses               (1,177)    (1,129)

                                        $65,149    $63,595

An analysis of the change in the allowance for loan losses follows (in thousands of dollars):

                                         2001      2000

Balance at January 1                    $1,129    $1,029

Loans charged off                         (76)     (109)
Recoveries                                  24        68
  Net loans charged off                   (52)      (41)
Provision for loan losses                  100       141

Balance at December 31                  $1,177    $1,129

At December 31, 2001 and 2000, loans totaling $504,000 and $243,000 were classified as impaired. Of the total impaired loans at December 31, 2001 and 2000, $504,000 and $243,000 had a
related allowance for loan losses of $56,000 and $26,000, respectively. The average balances of these loans in 2001 and 2000 were approximately $517,000 and $249,000. In 2001 and 2000, interest income recognized on impaired loans was approximately $40,000 and $17,000, respectively. No commitments to loan additional funds to borrowers of impaired loans were outstanding at December 31, 2001.

(5) Premises and Equipment

Components of premises and equipment included in the consolidated balance  sheets at December 31 were as follows (in  thousands  of dollars):
                                         2001       2000
Cost:
Land                                    $   342    $   342
Buildings                                 3,019      2,858
Furniture and equipment                     615        685
Automobiles                                  46         39
Construction in progress                      -        103
                                          4,022      4,027
Accumulated depreciation                (1,208)    (1,136)

                                         $2,814     $2,891


(6) Deposits

At December 31, 2001, the scheduled maturities of time deposits are as follows (in thousands of dollars):

                                                     Other
                                        $100,000      time
Year maturing                           and more    deposits

2002                                     $29,204     $43,510
2003                                       3,399       6,457
2004                                         313         333
2005                                         400          19
2006 and thereafter                          531       1,525

                                         $33,847     $51,844


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

At December 31, 2001 and 2000, commitments to extend credit totaled $12,297,000 and $6,902,000, respectively. These commitments are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

At December 31, 2001 and 2000, commitments under standby letters of credit totaled $322,000 and $254,000, respectively. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.
The carrying amounts and estimated fair values of the Company's financial instruments at December 31 are as follows (in thousands of dollars):
                               2001                  2000
                        Carrying     Fair     Carrying     Fair
                         Amount     Value      Amount      Value
Financial assets
Cash   and  due   from    $4,187     $4,187      $3,281    $3,281
banks
Federal funds sold         7,000      7,000       8,400     8,400
Interest-bearing           4,952      4,952       2,080     2,080
deposits  with   other
banks
Securities                45,754     45,879      36,186    36,223
Loans receivable          65,149     67,075      63,595    63,279
Financial liabilities
Deposits                 117,036    118,063     105,087   103,203


(8) Income Taxes

The  consolidated  provision for income taxes  consisted  of  the following  for  the  years ended December  31  (in  thousands  of dollars):
                                             2001     2000

Current expense                               $437     $512
Deferred (benefit)                            (32)     (30)

Income tax expense                            $405     $482

The effective tax rates differed from the statutory federal income tax rates as follows:

                                              2001       2000

Statutory federal income tax rate              34.0%      34.0%
Nontaxable income                             (7.4%)     (7.3%)
Nondeductible expenses                          2.1%       1.6%

Effective tax rate                             28.7%      28.3%

Deferred tax assets and (liabilities) at December 31 consist of the following (in thousands of dollars):

                                              2001       2000

Net  (appreciation) of securities available   $(133)     $ (29)
for sale
Allowance for loan losses                        216        199
Accumulated depreciation                       (110)      (116)
Deferred compensation payable                     80         68
Accreted discount on investments                (41)       (38)
Tax basis of land over book                       25         25
Deferred tax asset                           $    37      $ 109

No valuation allowance was recorded to reduce the deferred tax asset at December 31, 2001 and 2000.



(9) Related Parties

The Bank has entered into transactions with its directors, executive officers, significant shareholders, and their affiliates. The aggregate amount of loans to such related parties at December 31, 2001 and 2000 was $718,000 and $902,000,
respectively. During 2001, new loans to such related parties amounted to $808,000 and repayments amounted to $992,000. Deposits held by the Bank at December 31, 2001 and 2000 for related parties were $2,527,000 and $2,253,000, respectively. Fees paid for goods and services provided by related parties amounted to $89,000 in 2001 and $11,000 in 2000.


(10) Commitments and Contingencies

At December 31, 2001 and 2000, the Bank had unused lines of credit with other banks which totaled $5,500,000 and $5,300,000, respectively. The lines were unsecured and have variable interest rates based on the lending bank's daily federal funds rate.

In addition, the Bank may make advances from the Federal Reserve Bank of Atlanta's discount window. At December 31, 2001 and 2000, no advances were outstanding. A pledge of collateral, such as investment securities and loans, is necessary before the Bank may borrow from the discount window.

At December 31, 2001, the Bank had $624,000 in due from bank balances that were in excess of FDIC insured limits.


(11) Employee Benefit Plans

Effective January 1, 1997, the Bank offers a Savings Incentive Match Plan for Employees (SIMPLE) with no minimum age or years of service eligibility requirements. All employees who have earned at least $5,000 during one of the two preceding calendar years and are expected to earn at least $5,000 during the current calendar year are eligible to participate. Participants could elect to defer up to $6,500 of their compensation as elective contributions in 2001 and up to $6,000 in 2000. The Bank is required to match employee contributions up to 3% of each employee's total compensation. The Bank contributed $36,000 and $33,000 in 2001 and 2000, respectively.

In addition, the Bank has nonqualified deferred compensation plans for two of its key executives. Under the related "Executive Officers' Death or Retirement Benefits Contract," the Bank is required to pay each executive fixed amounts for 10 years upon attainment of age 65 and retirement. Should the executive die before age 65 and while in the employ of the Bank, the Bank is also required to pay each executive's beneficiary fixed amounts for 10 years. Any amounts payable are to be paid from the general assets of the Bank, and the executives' rights under the contracts are those of an unsecured creditor. At December 31, 2001 and 2000, amounts payable under the plans totaled
$235,000 and $200,000, respectively. Deferred compensation expense for 2001 and 2000 were $35,000 and $33,000, respectively.


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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier 1 capital, as defined in the regulations, to risk-weighted assets, as defined, and of Tier 1 capital to average assets, as defined. Management believes, as of December 31, 2001, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2001, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain a total risk-based capital ratio of 10% or higher, Tier 1 risk-based capital ratio of 6% or higher, and Tier 1 leverage capital ratio of 5% or higher. No conditions or events have occurred since that notification that management believes have changed the Bank's category. The Bank's actual and required capital amounts and ratios are as follows (dollars in thousands):

                                                        To Be Well
                                                       Capitalized
                                                        under the
                                                          Prompt
                                        For Capital     Corrective
                                                          Action
                          Actual          Adequacy      Provisions
                                          Purposes
At December 31,       Amount    Ratio  Amount  Ratio  Amount  Ratio
2001
Total Capital (to      $13,880   20.6% $5,378    8.0% $6,723   10.0%
Risk Weighted
Assets)
Tier 1 Capital (to     $13,036   19.4% $2,689    4.0% $4,033    6.0%
Risk Weighted
Assets)
Tier 1 Capital (to     $13,036    9.9% $5,250    4.0% $6,562    5.0%
Adjusted Total
Assets)

At December 31,
2000
Total Capital (to      $13,051   19.2% $5,429    8.0% $6,787   10.0%
Risk Weighted
Assets)
Tier 1 Capital (to     $12,203   18.0% $2,713    4.0% $4,072    6.0%
Risk Weighted
Assets)
Tier 1 Capital (to     $12,203   10.3% $4,733    4.0% $5,916    5.0%
Adjusted Total
Assets)


(13) Parent Company Statements

The financial statements of Citizens Bancshares, Inc. (parent company only) at December 31 and for the years then ended follow
(in thousands of dollars):

Balance Sheets                                2001       2000

                  Assets

Investment in Citizens Bank, at equity       $13,496    $12,486
Cash and equivalents                              56         14
Total assets                                 $13,552    $12,500

   Liabilities and Shareholders' Equity

Total liabilities                                  $          $
                                                   -          -

Common stock                                     575        575
Additional paid-in capital                       825        825
Retained earnings                             11,901     11,050
Treasury stock                                   (6)        (6)
Accumulated other comprehensive income           257         56
Total shareholders' equity                    13,552     12,500
Total liabilities and shareholders' equity
                                             $13,552    $12,500



Statements of Income                          2001       2000
                  Income

Equity  in  undistributed  net  income   of    $ 809     $1,075
Citizens Bank
Dividends received from Citizens Bank            201        150
Total income                                   1,010      1,225
                 Expenses

Other expense                                      4          5
Total expenses                                     4          5
Net income                                    $1,006     $1,220

Statements of Cash Flows

Cash flows from operating activities
Net income                                    $1,006     $1,220
Adjustments to reconcile net income to  net
cash provided
by operating activities:
Equity  in  undistributed  net  income   of    (809)    (1,075)
Citizens Bank
Net cash provided by operating activities        197        145

Cash flows from investing activities               -          -

Cash flows from financing activities
Dividends paid                                 (155)      (138)
Net cash (used) by financing activities        (155)      (138)

Net increase in cash and equivalents              42          7
Cash and equivalents at beginning of year         14          7
Cash and equivalents at end of year
                                                 $56        $14


(14) Bank Subsidiary Statements

The balance sheets and income of Citizens Bank (bank only) at December 31 and for the years then ended follow (in thousands of dollars):

Balance Sheets                               2001         2000

                  Assets
Cash and due from banks                       $4,187      $3,281
Federal funds sold                             7,000       8,400
Interest-bearing deposits with banks           4,952       2,080
Investment securities                         45,753      36,186
Loans receivable                              65,149      63,595
Accrued interest receivable                      977       1,158
Premises and equipment                         2,814       2,891
Foreclosed real estate                           102         221
Deferred tax asset                                37         109
Other assets                                     587         729
Total assets                                $131,558    $118,650

                                             2001         2000
   Liabilities and Shareholder's Equity
Deposits                                    $117,093    $105,101
Accrued interest payable                         753         835
Accrued expenses and other liabilities           216         228
Common stock                                     575         575
Additional paid-in capital                     4,000       4,000
Retained earnings                              8,664       7,855
Accumulated other comprehensive income           257          56
Total liabilities and shareholder's equity
                                            $131,558    $118,650

Statements of Income

Interest income
Loans                                         $5,951      $5,879
Investment securities                          2,047       2,250
Federal funds sold                               515         518
Deposits with banks                              218         211
Total interest income                          8,731       8,858
Interest expense                               5,230       4,979
Net interest income                            3,501       3,879
Provision for loan losses                        100         141
Net  interest  income after provision  for     3,401       3,738
loan losses

Noninterest income                               912         787
Noninterest expense                            2,898       2,818
Income tax expense                               405         482

Net income                                    $1,010      $1,225
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

As of December 31, 2001, the Company and the Bank had approximately 47 full-time equivalent employees. The Company has no salaried employees, although certain executive officers hold parallel positions with the Bank. No employees are represented by unions or other bargaining units, and management considers its relations with employees to be satisfactory.


MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Citizens Bancshares, Inc. stock is not listed on any stock exchange or over-the-counter market. The transaction prices listed below reflect only a limited number of transactions that have come to the attention of management. No assurance can be given that such prices represent the actual market value of the Company's common stock. At December 31, 2001, there were 476 holders of record of the Company's common stock.