Form 10KSB, Exhibit 13
period 2002-12-31
CITIZENS BANCSHARES INC /LA/
filed 2003-02-26
CIK 715762

Citizens Bancshares, Inc.
                     Ville Platte, Louisiana

                          Annual Report

                              2002







                                              President's Message

March 2003


Dear Shareholder:

In reporting to you the consolidated financial condition of Citizens Bancshares, Inc., the Board of Directors and Management thank you for the support and confidence you have entrusted in Citizens Bank and to us.

The accompanying financial reports show that the consolidated asset position as of December 31, 2002 totaled $142 million, an increase of $11 million over the total assets of the preceding year. The increased asset positions were accompanied by increases in deposits totaling $9 million resulting in total deposits of $126 million at the end of this reporting period. The consolidated earnings for the year totaled slightly over $1.4 million. Dividends paid to you for 2002 were 11.11 percent more than the preceding year.

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


FINANCIAL CONDITION

Total  assets increased by $10,809,000 to $142,367,000, an  8.22%
increase over the year-end 2001 total asset level. Management feels the bank will continue to grow in core deposits and loans in the future due to personal service provided by the employees.

Earning assets were 94.51% of total assets for year-end, which includes loans, investment securities, federal funds sold and deposits in other banks.

Lending is a vital function of the bank and remains the primary source of income. With the available resources, the Bank will continue to make sound loans under the guidelines of our written Loan Policy and Community Reinvestment Act Policy. As of December 31, 2002, loans (net of the allowance for loan losses) increased $2,907,000 or 4.46%. The Bank's loan to deposit ratio decreased from 55.67% in 2001 to 53.88% in 2002.

The Bank maintains an allowance for loan losses against which impaired or uncollectible loans are charged. The balance in the allowance for loan losses was $1,250,000 as of December 31, 2002, which represents 1.80% of total loans. Provisions to the allowance for loan losses that were charged to net income totaled $130,000. Management evaluates the adequacy of the allowance for loan losses on a monthly basis by monitoring the balance in total loans as well as the past due, non-accrual, classified and other problem loans. Based on this evaluation, the allowance for loan losses is considered adequate to meet possible future charges for losses in the loan portfolio.

Citizen's Bank follows a close policy in evaluating past due loans and their placement in non-accrual status, as required by the Bank's loan policy. The policy states that any loan delinquent for a period of ninety (90) days, unless the collateral supporting the loan is sufficient to cover the accrued interest in addition to the principal balance and in process of collection, will be placed in non-accrual status. Such loans are not charged-off; however, interest is no longer accruing. Accrued interest is charged either against interest income or the allowance for possible loan losses at the time a loan is placed in non-accrual status, depending on the reporting period in which such interest had accrued. Non-accrual loans and loans past due ninety (90) days or more and still accruing interest totaled $148,000 and $164,000, respectively, as of December 31, 2002. Past due loans to total loans were 1.98% at year-end 2002.

Another primary source of income is interest on investment securities. Citizen's Bank maintains a written investment policy. This Policy provides for investments that produce secondary income, as well as liquidity needs. Management follows its policy strictly to assure high-grade investments of bank quality. The Bank categorizes and accounts for these securities investments as "held to maturity" or "available for sale", as required by Financial Accounting Standards Board Statement #115. No investment securities are held in trading accounts. As of December 31, 2002, securities classified as held to maturity had an amortized cost of $6,637,000 and a fair value of $6,905,000. The securities classified as available for sale had an amortized cost of $46,100,000 and a market value of $47,075,000.

Deposits, both time and demand, represent the chief source of funds for the Bank. At the end of 2002, total deposits increased
$9,283,000 or 7.93%. Much of the increase occurred in savings accounts and time deposits $100,000 and more.


RESULTS OF OPERATIONS

The Company reported a net income of $1,412,000 or $12.29 per average share outstanding as of December 31, 2002. Net return on assets was 1.03% and net return on equity was 9.68%.

The Company's principal source of revenue is net interest income, which is measured by the difference between interest income earned on loans and investments and interest expense incurred on deposits. The Company's net interest income for December 31, 2002 was $4,380,000, an $832,000 or 23.45% increase from 2001.
On December 31, 2002, the Company's net interest margin was 3.16%.

Non-interest income consists of service charges, fees on financial services, and investment securities transactions. On December 31, 2002, non-interest income was $832,000, an $81,000 decrease from the previous year-end. The majority of this change is attributed to gains on "Called" securities resulting in a decrease of $70,000 from the previous year.

Non-interest expense increased by $102,000, or 3.46% which is due primarily to an increase in Salaries, which is in direct correlation with the growth in assets.


CRITICAL ACCOUNTING POLICIES

Allowance for Loan Losses. The Company maintains its allowance for loan losses at a level considered adequate to provide for an estimate of probable losses related to specifically identified loans as well as probable losses in the remaining loan portfolio that have been incurred as of each balance sheet date. The loan portfolio and other credit exposures are reviewed regularly to evaluate the adequacy of the allowance for loan losses within a specified range. In determining the level of the allowance, the Company evaluates the allowance necessary for specific nonperforming loans and also estimates losses in other credit exposures. This evaluation results in the minimum allowance level in the range. In addition, the Company computes the maximum allowance level by applying percentages, dictated in its Loan Policy, to the loan portfolio. These percentages are directly related to the level of past due loans at the evaluation date.

Continuous credit monitoring processes are the principal method used by management to ensure that changes in estimated loan loss levels are reflected in the Company's allowance for loan losses on a timely basis. Management also considers experience of peer institutions and Securities and Exchange Commission (SEC) and regulatory guidance in addition to the Company's own experience.

Revenue Recognition. The Company recognizes revenue on an accrual basis for interest income on loans, investment securities, federal funds sold, and interest-bearing deposits in other banks. Noninterest income is recognized when it has been realized or is realizable and has been earned.

Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates.


LIQUIDITY

The asset/liability management primary function is to assure adequate liquidity and maintain an appropriate spread between interest earning assets and interest bearing liabilities. Liquidity management involves the ability to meet cash flow requirements of customers who may be depositors wanting to withdraw funds or borrowers needing funds to meet their credit needs. The major components of the Bank's overall liquidity management capabilities and financial resources are (1) core deposits, (2) closely managed maturity structure of loans and deposits, (3) sale and maturity of assets (primarily investments securities) and, if necessary, (4) extensions of credit, including federal funds purchased and securities sold under repurchase agreements. With the Bank's asset/liability management program, most loan and deposit changes can be anticipated and provided for without an adverse impact on earnings. The Bank's liquidity ratio at December 31, 2002 was 43.46%.


CAPITAL ADEQUACY

As of December 31, 2002, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain a total risk-based capital ratio of 10% or higher, Tier 1 risk-based capital ratio of 6% or higher, and Tier
1  leverage  capital  ratio of 5% or higher.   No  conditions  or
events have occurred since that notification that management believes have changed the Bank's category. The Bank's actual and required capital amounts and ratios at December 31, 2002 are as follows (dollars in thousands):
                                                       To Be Well
                                                      Capitalized
                                                       under the
                                                         Prompt
                                                       Corrective
                                      For Capital        Action
                        Actual          Adequacy       Provisions
                                        Purposes
                    Amount   Ratio   Amount  Ratio   Amount   Ratio

Total Capital (to   $14,857   21.6%  $5,511    8.0%   $6,889  10.0%
Risk Weighted
Assets)
Tier 1 Capital (to  $13,991   20.3%  $2,756    4.0%   $4,134   6.0%
Risk Weighted
Assets)
Tier 1 Capital (to  $13,991    9.8%  $5,706    4.0%   $7,133   5.0%
Adjusted Total
Assets)











                  INDEPENDENT AUDITOR'S REPORT


     To the Board of Directors and Shareholders of Citizens Bancshares, Inc.

     We have audited the accompanying consolidated balance sheets of Citizens Bancshares, Inc. and its subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Citizens Bancshares, Inc. and its subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


     Roy Chenevert, CPA


     Baton Rouge, Louisiana
     January 21, 2003







CITIZENS BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002 AND 2001
(In thousands of dollars)

                                              2002        2001
                  Assets

Cash and due from banks (Note 2)               $3,690     $4,187
Federal funds sold                              9,320      7,000
   Cash and cash equivalents                   13,010     11,187
Interest-bearing deposits with banks            3,463      4,952
Securities available for sale, at fair
values (Note 3)                                47,075     37,809
Securities held to maturity, fair values of
$6,905 in 2002 and $8,070 in 2001 (Note 3)      6,637      7,945
Loans receivable, net of allowance for loan
losses of $1,250 in 2002 and $1,177 in
2001 (Note 4)                                  68,056     65,149
Accrued interest receivable                       903        977
Premises and equipment (Note 5)                 2,643      2,814
Foreclosed real estate                              -        102
Deferred tax asset (Note 8)                         -         37
Other assets                                      580        586

  Total assets                               $142,367   $131,558

   Liabilities and Shareholders' Equity

Liabilities
  Demand deposits                             $14,996    $12,807
  Savings, NOW, and money-market deposits      21,860     18,538
  Time deposits $100,000 and more (Note 6)     36,266     33,847
  Other time deposits (Note 6)                 53,197     51,844
    Total deposits                            126,319    117,036
Accrued interest payable                          503        753
Accrued expenses and other liabilities            246        217
Deferred tax liability                            121          -

  Total liabilities                           127,189    118,006

Shareholders' equity (Note 12)
  Common stock, $5 par value, 300,000
  shares authorized, 115,000 shares
  issued and outstanding                          575        575
  Additional paid-in capital                      825        825
  Retained earnings (Note 2)                   13,141     11,901
  Treasury stock at cost, 145 shares              (6)        (6)
  Accumulated other comprehensive income          643        257

  Total shareholders' equity                   15,178     13,552

  Total liabilities and shareholders'
  equity                                     $142,367   $131,558






CITIZENS BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2002 AND 2001
(In thousands of dollars, except per share amounts)

                                               2002       2001
Interest income
  Loans receivable                             $5,715     $5,998
  Taxable securities                            1,908      1,710
  Tax-exempt securities                           285        337
  Federal funds sold                              132        515
  Deposits with banks                             145        218
    Total interest income                       8,185      8,778

Interest expense
  Deposits
    Savings, NOW, and money-market deposits       453        535
    Time deposits $100,000 and more             1,394      1,857
    Other time deposits                         1,958      2,838
      Total interest expense                    3,805      5,230

Net interest income                             4,380      3,548
Provision for loan losses (Note 4)                130        100

  Net interest income after provision
  for loan losses                               4,250      3,448

Noninterest income
  Service charges                                 600        558
  Insurance commissions                            81         91
  Gains on securities called                       68        138
  Other income                                     83        126
    Total noninterest income                      832        913

Noninterest expense
  Salaries and employee benefits                1,690      1,632
  Occupancy and equipment expense                 483        482
  Director fees                                   148        143
  Other expense                                   731        693
    Total noninterest expense                   3,052      2,950

Income before income taxes                      2,030      1,411
Income tax expense (Note 8)                       618        405

Net income                                     $1,412     $1,006

Net income per share of common stock           $12.29    $  8.76

Average shares outstanding                    114,855    114,855







CITIZENS BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2002 AND 2001
(In thousands of dollars)

                                                 Accumu-
                                                  lated
                       Addi-                      Other    Total
                      tional             Trea-   Compre-  Shareh-
               Common Paid-in  Retained   sury   hensive  olders'
               Stock  Capital  Earnings  Stock   Income    Equity

Balance    at
December  31,
2000             $575    $825   $11,050    $(6)     $  56  $12,500

COMPREHENSIVE
INCOME
Net    income
for 2001            -       -     1,006       -         -    1,006
Other
comprehensive
income:
   Unrealized
holding  loss
on securities
arising
during  2001,
net of tax of
$104                -       -         -       -       201      201
TOTAL
COMPREHENSIVE
INCOME                                                       1,207

Cash
dividends   -
$1.35     per
share               -       -     (155)       -         -    (155)

Balance    at
December  31,
2001              575     825    11,901     (6)       257   13,552

COMPREHENSIVE
INCOME
Net    income
for 2002            -       -     1,412       -         -    1,412
Other
comprehensive
income:
   Unrealized
holding  gain
on securities
arising
 during 2002,
net of tax of
$199                -       -         -       -       386      386
TOTAL
COMPREHENSIVE
INCOME                                                       1,798

Cash
dividends   -
$1.50     per
share               -       -     (172)       -         -    (172)

Balance    at
December  31,
2002             $575    $825   $13,141    $(6)      $643  $15,178







CITIZENS BANCSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(In thousands of dollars)
                                             2002        2001

Cash flows from operating activities
Net income                                    $1,412      $1,006
Adjustments to reconcile net income to net
cash provided by
operating activities:
Deferred income tax (benefit)                   (40)        (32)
Depreciation and amortization                    211         200
Provision for loan losses                        130         100
Gains on securities called                      (68)       (138)
Net amortization of securities                    22           8
Decrease in accrued interest receivable           74         181
(Increase) decrease in other assets             (17)         143
(Decrease) in accrued interest payable         (250)        (82)
Increase  (decrease) in  accrued  expenses
and other liabilities                             29        (11)

Net cash provided by operating activities      1,503       1,375

Cash flows from investing activities
Net   decrease  (increase)  in   interest-
bearing deposits with banks                    1,489     (2,872)
Purchases of securities available for sale
                                            (31,085)    (34,209)
Maturities,  prepayments  and   calls   of
securities available for sale                 22,407      25,070
Purchases of securities held to maturity           -     (1,480)
Maturities,  prepayments  and   calls   of
securities held to maturity                    1,350       1,486
Net (increase) in loans                      (3,138)     (1,799)
Sales of foreclosed real estate                  203         264
Purchases of premises and equipment             (17)       (123)

Net cash (used) by investing activities      (8,791)    (13,663)

Cash flows from financing activities
Net increase in deposits                       9,283      11,949
Dividends paid                                 (172)       (155)

Net cash provided by financing activities      9,111      11,794

Net  increase (decrease) in cash and  cash
equivalents                                    1,823       (494)
Cash and cash equivalents at beginning  of
year                                          11,187      11,681

Cash and cash equivalents at end of year     $13,010     $11,187

Interest paid                                 $4,055      $5,312

Income taxes paid                               $672        $418

Foreclosed   real   estate   acquired   in
satisfaction of loans                           $101        $145






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

   (5)  Commitments to extend credit and standby letters of credit.
     If material, the fair value is estimated using the fees currently charged to enter into similar agreements, taking into account the
     remaining  terms  of  the  agreements  and  the   present
     creditworthiness of the counterparties. At December 31, 2002 and 2001, the fair values of these instruments are not material.

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


(2) Restrictions

The  Bank is required to maintain reserve balances by the Federal
Reserve Bank. The amounts of these reserves as of December 31, 2002 and 2001 were $391,000 and $339,000, respectively.

In addition, prior approval of the Commissioner of the Louisiana Office of Financial Institutions is required for the Bank to pay dividends if the total of all dividends declared and paid during any one year would exceed the total of net profits of that year combined with the net profits from the immediately preceding year.


(3) Investment Securities

The amortized costs and approximate fair values of investments in debt securities at December 31 follow (in thousands of dollars):
                                     December 31, 2002
                                      Gross     Gross
                           Amort-    Unreal-   Unreal-
                            ized      ized      ized      Fair
Securities available  for   Cost      Gains    Losses     Value
sale

U. S. Government agencies
and corporations           $32,152      $755       $ -   $32,907
Mortgage-backed
securities                  13,948       223         3    14,168
                           $46,100      $978        $3   $47,075

Securities    held     to
maturity

States    and   political
subdivisions                $6,637      $268       $ -    $6,905

Securities   pledged   to
secure public deposits
and for other purposes     $12,602                       $13,184

                                     December 31, 2001
                                      Gross     Gross
                           Amort-    Unreal-   Unreal-
                            ized      ized      ized      Fair
Securities available  for   Cost      Gains    Losses     Value
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

The scheduled maturities of securities available for sale and held to maturity at December 31, 2002 were as follows (in thousands of dollars):
                           Available for sale   Held to maturity
                           Amort-               Amort-
                            ized      Fair       ized      Fair
Contractual maturities      Cost      Value      Cost      Value

One year or less           $12,233   $12,421     $2,433    $2,452
After  one  year  through
five years                  27,614    28,351      3,857     4,091
After  five years through
ten years                    2,876     2,920        347       362
After ten years              3,377     3,383          -         -

                           $46,100   $47,075     $6,637    $6,905

Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. No securities were sold in 2002 and 2001. During 2002 and 2001, proceeds from securities called before maturity totaled $11,200,000 and $19,095,000 and resulted in gains of $68,000 and
$138,000, respectively.


(4) Loans Receivable

The components of loans in the consolidated balance sheets at December 31 were as follows (in thousands of dollars):

                                     2002        2001

Commercial                          $18,802      $18,070
Agricultural                          7,086        7,172
Real estate mortgage                 30,303       27,727
Consumer                             13,196       13,520
Other                                    19           11
                                     69,406       66,500
Unearned income                       (100)        (174)
Allowance for loan losses           (1,250)      (1,177)

                                    $68,056      $65,149

An analysis of the change in the allowance for loan losses follows (in thousands of dollars):

                                         2002      2001

Balance at January 1                    $1,177    $1,129
Loans charged off                         (93)      (76)
Recoveries                                  36        24
  Net loans charged off                   (57)      (52)
Provision for loan losses                  130       100
Balance at December 31                  $1,250    $1,177

At December 31, 2002 and 2001, loans totaling $582,000 and $504,000 were classified as impaired. Of the total impaired loans at December 31, 2002 and 2001, $582,000 and $504,000 had a
related allowance for loan losses of $61,000 and $56,000, respectively. The average balances of these loans in 2002 and 2001 were approximately $598,000 and $517,000. In 2002 and 2001, interest income recognized on impaired loans was approximately $47,000 and $40,000, respectively. No commitments to loan additional funds to borrowers of impaired loans were outstanding at December 31, 2002. Loans for which the accrual of interest had been discontinued at December 31, 2002 and 2001 were $148,000 and $0, respectively. Loans past due 90 days or more at the end of 2002 and 2001 that were still accruing interest were $164,000 and $117,000, respectively.


(5) Premises and Equipment

Components of premises and equipment included in the consolidated balance  sheets at December 31 were as follows (in  thousands  of dollars):
                                      2002        2001
Land                                 $   342     $   342
Buildings                              3,021       3,019
Furniture and equipment                  631         615
Automobiles                               46          46
Total cost                             4,040       4,022
Accumulated depreciation             (1,397)     (1,208)
                                      $2,643      $2,814


(6) Deposits

At December 31, 2002, the scheduled maturities of time deposits are as follows (in thousands of dollars):

                                                Other
                                  $100,000       time
Year maturing                     and more     deposits

2003                                $31,816     $46,761
2004                                  2,588       2,145
2005                                  1,110       1,011
2006                                      -          80
2007 and thereafter                     752       3,200

                                    $36,266     $53,197


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

At December 31, 2002 and 2001, commitments to extend credit totaled $9,802,000 and $12,297,000, respectively. These commitments are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

At December 31, 2002 and 2001, commitments under standby letters of credit totaled $692,000 and $322,000, respectively. Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers.

The carrying amounts and estimated fair values of the Company's financial instruments at December 31 are as follows (in thousands of dollars):

                            2002                   2001
                     Carrying     Fair     Carrying      Fair
                      Amount      Value     Amount      Value
Financial assets
Cash  and due  from
banks                  $3,690     $3,690      $4,187     $4,187
Federal funds sold
                        9,320      9,320       7,000      7,000
Interest-bearing
deposits with other
banks                   3,463      3,463       4,952      4,952
Securities             53,712     53,980      45,754     45,879
Loans receivable       68,056     68,809      65,149     67,075
Financial
liabilities
Deposits              126,318    126,917     117,036    118,063


(8) Income Taxes

The  consolidated  provision for income taxes  consisted  of  the following  for  the  years ended December  31  (in  thousands  of dollars):
                                             2002     2001

Current expense                               $658     $437
Deferred (benefit)                            (40)     (32)

Income tax expense                            $618     $405

The effective tax rates differed from the statutory federal income tax rates as follows:

                                          2002       2001

Statutory federal income tax rate          34.0%      34.0%
Nontaxable income                         (4.4%)     (7.4%)
Nondeductible expenses                      0.8%       2.1%

Effective tax rate                         30.4%      28.7%

Deferred tax assets and (liabilities) at December 31 consist of the following (in thousands of dollars):

                                          2002       2001

Net    (appreciation)   of   securities
available for sale                        $(331)     $(133)
Allowance for loan losses                    241        216
Accumulated depreciation                    (94)      (110)
Deferred compensation payable                 93         80
Accreted discount on investments            (55)       (41)
Tax basis of land over book                   25         25
Deferred tax asset                        $(121)    $    37

No valuation allowance was recorded to reduce the deferred tax assets at December 31, 2002 and 2001.


(9) Related Parties

The Bank has entered into transactions with its directors, executive officers, significant shareholders, and their affiliates. The aggregate amount of loans to such related parties at December 31, 2002 and 2001 was $577,000 and $718,000,
respectively. During 2002, new loans to such related parties amounted to $708,000 and repayments amounted to $849,000. Deposits held by the Bank at December 31, 2002 and 2001 for related parties were $2,997,000 and $2,527,000, respectively. Fees paid for goods and services provided by related parties amounted to $7,000 in 2002 and $89,000 in 2001.


(10) Commitments and Contingencies

At December 31, 2002 and 2001, the Bank had unused lines of credit with other banks which totaled $6,500,000 and $5,500,000, respectively. The lines were unsecured and have variable interest rates based on the lending bank's daily federal funds rate.

In addition, the Bank may make advances from the Federal Reserve Bank of Atlanta's discount window. At December 31, 2002 and 2001, no advances were outstanding. A pledge of collateral, such as investment securities and loans, is necessary before the Bank may borrow from the discount window.

At  December  31,  2002  and 2001, the Bank  had  $1,181,000  and
$624,000, respectively, in due from bank balances that were in excess of FDIC insured limits.


(11) Employee Benefit Plans

Effective January 1, 1997, the Bank offers a Savings Incentive Match Plan for Employees (SIMPLE) with no minimum age or years of service eligibility requirements. All employees who have earned at least $5,000 during one of the two preceding calendar years and are expected to earn at least $5,000 during the current calendar year are eligible to participate. Participants could elect to defer up to $7,000 of their compensation as elective contributions in 2002 and up to $6,500 in 2001. The Bank is required to match employee contributions up to 3% of each employee's total compensation. The Bank contributed $35,000 and $36,000 in 2002 and 2001, respectively.

In addition, the Bank has nonqualified deferred compensation plans for two of its key executives. Under the related "Executive Officers' Death or Retirement Benefits Contract," the Bank is required to pay each executive fixed amounts for 10 years upon attainment of age 65 and retirement. Should the executive die before age 65 and while in the employ of the Bank, the Bank is also required to pay each executive's beneficiary fixed amounts for 10 years. Any amounts payable are to be paid from the general assets of the Bank, and the executives' rights under the contracts are those of an unsecured creditor. At December 31, 2002 and 2001, amounts payable under the plans totaled
$273,000 and $235,000, respectively. Deferred compensation expense for 2002 and 2001 were $38,000 and $35,000, respectively.


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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier 1 capital, as defined in the regulations, to risk-weighted assets, as defined, and of Tier 1 capital to average assets, as defined. Management believes, as of December 31, 2002, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2002, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain a total risk-based capital ratio of 10% or higher, Tier 1 risk-based capital ratio of 6% or higher, and Tier 1 leverage capital ratio of 5% or higher. No conditions or events have occurred since that notification that management believes have changed the Bank's category. The Bank's actual and required capital amounts and ratios are as follows (dollars in thousands):



                                                        To Be Well
                                                       Capitalized
                                                        under the
                                                          Prompt
                                                        Corrective
                                      For Capital         Action
                       Actual           Adequacy        Provisions
                                        Purposes
At December 31,    Amount    Ratio   Amount   Ratio   Amount   Ratio
2002
Total Capital (to $14,857    21.6%    $5,511    8.0%  $6,889   10.0%
Risk Weighted
Assets)
Tier 1 Capital    $13,991    20.3%    $2,756    4.0%  $4,134    6.0%
(to Risk Weighted
Assets)
Tier 1 Capital    $13,991     9.8%    $5,706    4.0%  $7,133    5.0%
(to Adjusted
Total Assets)

At December 31,
2001
Total Capital (to $13,880    20.6%    $5,378    8.0%  $6,723   10.0%
Risk Weighted
Assets)
Tier 1 Capital    $13,036    19.4%    $2,689    4.0%  $4,033    6.0%
(to Risk Weighted
Assets)
Tier 1 Capital    $13,036     9.9%    $5,250    4.0%  $6,562    5.0%
(to Adjusted
Total Assets)


(13) Parent Company Statements

The financial statements of Citizens Bancshares, Inc. (parent company only) at December 31 and for the years then ended follow
(in thousands of dollars):

Balance Sheets                                2002       2001

                  Assets

Investment in Citizens Bank, at equity       $14,812     $13,496
Cash and equivalents                             366          56
Total assets                                 $15,178     $13,552

   Liabilities and Shareholders' Equity

Total liabilities                            $     -    $      -

Common stock                                     575         575
Additional paid-in capital                       825         825
Retained earnings                             13,141      11,901
Treasury stock                                   (6)         (6)
Accumulated other comprehensive income           643         257
Total shareholders' equity                    15,178      13,552
Total liabilities and shareholders' equity
                                             $15,178     $13,552

Statements of Income
                  Income

Equity  in  undistributed  net  income   of
Citizens Bank                                 $  930      $  809
Dividends received from Citizens Bank            502         201
Total income                                   1,432       1,010
                 Expenses

Other expense                                     20           4
Total expenses                                    20           4
Net income                                    $1,412      $1,006

Statements of Cash Flows

Cash flows from operating activities
Net income                                    $1,412      $1,006
Adjustments to reconcile net income to  net
cash provided
by operating activities:
Equity  in  undistributed  net  income   of
Citizens Bank                                  (930)       (809)
Net cash provided by operating activities
                                                 482         197

Cash flows from investing activities               -           -

Cash flows from financing activities
Dividends paid                                 (172)       (155)
Net cash (used) by financing activities        (172)       (155)

Net increase in cash and equivalents             310          42
Cash and equivalents at beginning of year
                                                  56          14
Cash and equivalents at end of year             $366         $56


(14) Bank Subsidiary Statements

The balance sheets and income of Citizens Bank (bank only) at December 31 and for the years then ended follow (in thousands of dollars):

Balance Sheets                                 2002       2001

                  Assets
Cash and due from banks                      $  3,690    $ 4,187
Federal funds sold                              9,320      7,000
Interest-bearing deposits with banks            3,463      4,952
Investment securities                          53,712     45,753
Loans receivable                               68,056     65,149
Accrued interest receivable                       903        977
Premises and equipment                          2,643      2,814
Foreclosed real estate                              -        102
Deferred tax asset                                  -         37
Other assets                                      580        587
Total assets                                 $142,367   $131,558

   Liabilities and Shareholder's Equity
Deposits                                     $126,685   $117,093
Accrued interest payable                          503        753
Accrued expenses and other liabilities            246        216
Deferred tax liability                            121          -
Common stock                                      575        575
Additional paid-in capital                      4,000      4,000
Retained earnings                               9,594      8,664
Accumulated other comprehensive income            643        257
Total liabilities and shareholder's equity
                                             $142,367   $131,558

Statements of Income

Interest income
Loans                                          $5,715     $5,951
Investment securities                           2,193      2,047
Federal funds sold                                132        515
Deposits with banks                               145        218
Total interest income                           8,185      8,731
Interest expense                                3,805      5,230
Net interest income                             4,380      3,501
Provision for loan losses                         130        100
Net  interest  income after  provision  for     4,250      3,401
loan losses

Noninterest income                                832        912
Noninterest expense                             3,032      2,898
Income tax expense                                618        405

Net income                                     $1,432     $1,010









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

As of December 31, 2002, the Company and the Bank had approximately 47 full-time equivalent employees. The Company has no salaried employees, although certain executive officers hold parallel positions with the Bank. No employees are represented by unions or other bargaining units, and management considers its relations with employees to be satisfactory.


MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Citizens Bancshares, Inc. stock is not listed on any stock exchange or over-the-counter market. The transaction prices listed below reflect only a limited number of transactions that have come to the attention of management. No assurance can be given that such prices represent the actual market value of the Company's common stock. At December 31, 2002, there were 472 holders of record of the Company's common stock.

                                  2002                2001
Per       share      stock   High      Low       High      Low
transactions

First quarter                $40       $40       $40       $40
Second quarter               $40       $40       $40       $40
Third quarter                $40       $40       $40       $40
Fourth quarter               $40       $40       $40       $40

Dividends per share              $1.50               $1.35


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






DIRECTORS AND EXECUTIVE OFFICERS

Directors and executive officers of the Company and its only subsidiary, Citizens Bank, their principal occupations and the year each of the directors took office are as follows:

Name                     Principal Occupation

C. Brent Coreil          Practicing attorney and District  Attorney
                         of the Parish of Evangeline. Director of the Bank and the Company since January
                         2000.

E. J. Deville            Retired realtor and businessman.  Director
                         of  the Bank and the Company since January
                         2000.

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

Stephen P. Mayeux        Senior Vice President of the Bank.

Anita Fontenot Melancon  Assistant  General  Manager  of  Southwest
                         Financial  Corporation.  Director  of  the
                         Bank and the Company since January 2000.

Fredrick Phillips        General contractor.  Director of the  Bank
                         since 1975.  Director of the Company since
                         1983.

Brod Veillon             Assistant Adjutant General/Director  Youth
                         Challenge Program. Director of the Bank and the Company since January 2000.

Wayne Vidrine            Executive  Vice President and  Cashier  of
                         the   Bank.   Treasurer  of  the  Company.
                         Director of the Bank and the Company since
                         January 2000.

Joseph West              General    and   residential   contractor.
                         Director of the Bank and the Company since
                         January 2000.

Roderick Young           Businessman and investor.  Director of the
                         Bank since 1977. Director of the Company since 1983.